05052255

VORNADO REALTY TRUST 2004 ANNUAL REPORT

VORNADO
REALTY TRUST

VORNADO COMPANY PROFILE

Vornado Realty Trust is a fully-integrated real estate investment trust.

The Company owns:

Office Properties:

- all or portions of 86 office properties aggregating approximately 27.6 million square feet in the New York City metropolitan area (primarily Manhattan) and in the Washington D.C. and Northern Virginia area;

Retail Properties:

- 94 retail properties in seven states and Puerto Rico aggregating approximately 14.2 million square feet;

Merchandise Mart Properties:

- 8.6 million square feet of showroom and office space, including the 3.4 million square foot Merchandise Mart in Chicago;

Temperature Controlled Logistics:

- a 47.6% interest in AmeriCold Realty Trust which owns and operates 101 cold storage warehouses nationwide;

Other Real Estate and Investments:

- 33% of the common stock of Alexander's, Inc.;
- the Hotel Pennsylvania in New York City consisting of a hotel portion containing 1.0 million square feet with 1,700 rooms and a commercial portion containing 400,000 square feet of retail and office space;
- a 22.4% interest in The Newkirk Master Limited Partnership, which owns office, retail and industrial properties, net leased, primarily to credit rated tenants, and various debt interests in such properties;
- loans on real estate and to real estate companies; and
- other investments and marketable securities including a 12.25% interest in GMH Communities L.P. (a student and military housing REIT), and 2,763,000 shares of Sears Holdings Corporation.

Vornado's common shares are listed on the New York Stock Exchange and are traded under the symbol: VNO.

Alexander's common stock is also listed on the New York Stock Exchange and is traded under the symbol: ALX.

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31,	2004	2003
Revenues	**$ 1,707,262,000**	$ 1,497,983,000
Net income	**$ 570,997,000**	$ 439,888,000
Net income per share—basic	**$ 4.56**	$ 3.92
Net income per share—diluted	**$ 4.35**	$ 3.80
Total assets	**$ 11,580,517,000**	$ 9,518,928,000
Shareholders' equity	**$ 4,012,741,000**	$ 3,077,573,000
Funds from Operations*	**$ 750,043,000**	$ 518,242,000

EBITDA (before Minority Interest and Gains on Sale of Real Estate)*
(in millions of dollars)



80
90
155
428
627
751
818
962
1,054
1,286
95
96
97
98
99
00
01
02
03
04

Funds from Operations Per Share*
(in dollars)



1.33
1.43
1.27
2.81
3.37
3.65
3.96
3.91
4.44
5.63
95
96
97
98
99
00
01
02
03
04

EBITDA by Region*
for the year ended December 31, 2004



NYC METRO AREA 43%
WASH. DC METRO AREA 30%
CHICAGO 10%
SOUTHERN PA METRO AREA 2%
PUERTO RICO 1%
OTHER 14%

EBITDA by Segment*
for the year ended December 31, 2004



NYC OFFICE 31%
WASH. DC OFFICE 27%
RETAIL 15%
MERCHANDISE MART 11%
TEMP. CONTROLLED LOGISTICS 6%
OTHER 10%

* *In these financial highlights and in the letter to our shareholders that follows, we present certain non-GAAP measures, including Funds from Operations ("FFO"), Funds from Operations as Adjusted for Comparability and EBITDA before Minority Interest and Gains on Sale of Real Estate. We have provided reconciliations of these non-GAAP measures to the applicable GAAP measure in the appendix to the Chairman's letter on page 20 and in Management's Discussion and Analysis of Financial Condition and Results of Operations.*

To Our Shareholders

Vornado's **Funds from Operations** for the year ended December 31, 2004 was $750.0 million, $5.63 per diluted share, compared to $518.2 million, $4.44 per diluted share, for the year ended December 31, 2003.

Net Income applicable to common shares for the year ended December 31, 2004 was $571.0 million, $4.35 per diluted share, versus $439.9 million, $3.80 per diluted share, for the previous year. Here are the financial results by segment:

($ IN MILLIONS, EXCEPT SHARE DATA)	% of 2004 EBITDA	2004	2003	Same Store
EBITDA:				
New York Office	31%	**343.4**	331.2	4.4%
Washington Office	27%	**304.2**	292.3	1.7%
Total Office	58%	**647.6**	623.5	3.1%
Retail	15%	**164.7**	139.5	5.5%
Merchandise Mart	11%	**125.5**	117.9	8.9%
Temperature Controlled Logistics	6%	**71.5**	78.0	
Newkirk MLP	6%	**70.5**	76.9	(1.1%)
Alexander's	2%	**25.9**	22.4	36.9%
Hotel Pennsylvania	2%	**15.6**	4.6	242.1%
Other	—	**164.9**	(9.1)	
EBITDA before Minority Interest and Gains on Sale of Real Estate	100%	**1,286.2**	1,053.7	
Funds from Operations		**750.0**	518.2	
Funds from Operations per share		**$ 5.63**	$ 4.44	

This letter and this Annual Report contain forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of performance. The Company's future results, financial condition and business may differ materially from those expressed in these forward-looking statements. These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Many of the factors that will determine these items are beyond our ability to control or predict. For further discussion of these factors, see "Forward-Looking Statements" and "Item 1. Business-Risk Factors" in the Company's annual report on Form 10-K for the year ended December 31, 2004.

We use *Funds from Operations, Adjusted for Comparability* as an earnings metric to focus on the core recurring business by eliminating certain one-time items. The following chart reconciles *Funds from Operations* to *Funds from Operations, Adjusted for Comparability*.

($ IN MILLIONS, EXCEPT SHARE DATA)	2004	2003
Funds from Operations, as Reported	**750.0**	518.2
Adjustments for certain items that affect comparability:		
Net gain on mark-to-market of Sears option shares	**(81.7)**	—
Net gains on investment in GMH Communities L.P.	**(61.4)**	—
Net gain on investment in AmeriCold and income from Vornado Operating Company, net of litigation costs	**(19.0)**	—
Alexander's stock appreciation rights compensation expense	**25.3**	14.9
Impairment losses on partially-owned entities, write-off of perpetual preferred issuance costs and other	**12.1**	3.6
Bonuses to four executive vice presidents in connection with Alexander's	**6.5**	—
Gain on sale of Newkirk MLP option units	**(7.5)**	—
Gains on sale of land parcels and condominiums	**(2.0)**	(0.3)
Loss (gain) on early extinguishment of debt of partially-owned entities	**1.4**	(1.6)
Minority interests' share of above adjustments	**15.4**	(3.1)
Total adjustments	**(110.9)**	13.5
Funds from Operations, Adjusted for Comparability	**639.1**	531.7
Funds from Operations, Adjusted for Comparability per share	**$ 4.80**	$ 4.56

The chart below traces our ten-year record of growth, both in absolute dollars and per share amounts.

		FFO	
($ IN THOUSANDS, EXCEPT SHARE DATA)	EBITDA*	Amount	Per Share
2004	1,286,245	750,043	5.63
2003	1,053,663	518,242	4.44
2002	961,817	439,775	3.91
2001	817,893	394,532	3.96
2000	751,308	353,353	3.65
1999	627,269	313,990	3.37
1998	428,165	232,051	2.81
1997	154,683	72,864	1.27
1996	89,679	70,187	1.43
1995	80,224	63,027	1.33

* *Before Minority Interest and Gains on Sale of Real Estate*

2004 was a remarkable year, a record breaker for money making by any measure.

- Vornado's total return to shareholders was 46% in 2004. After all is said and done, our trading price is the report card we value most.
- Vornado's 2004 EBITDA was $1.286 billion. FFO was $750 million.[1]
- Our New York and Washington Office, Retail and Mart businesses each performed at or above budget and each had outstanding same store results. Our financial performance continues to benefit from our strategy of having several lines of business (our three-legged stool) and from concentrating our assets in New York and Washington, DC, the two very best markets in the nation.
- We made tremendous progress towards accomplishing our goals for AmeriCold.
- In 2004 and so far this year, we had an additional unrealized mark-to-market gain of $200 million on our Alexander's shares, as its stock price doubled. 731 Lexington Avenue, Alexander's flagship tower, the new home of Bloomberg LP and One Beacon Court, enjoyed universal acclaim.
- As of this date, we scored a $181 million unrealized gain on our investment in Sears and a $62 million unrealized gain on our investment in GMH.
- We recently agreed to invest about $450 million of equity for a one-third interest in Toys "R" Us, partnering with private equity firms Bain Capital and Kohlberg Kravis Roberts.

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(1) FFO, Adjusted for Comparability was $639 million—see the reconciliation on page 3 of this letter.

Lease, Lease, Lease

The mission of our business is to create value for our shareholders by growing our asset base through the addition of carefully selected properties and by adding value through intensive and efficient management. As in past years, Mike[2] and I are pleased to present leasing statistics for our businesses. In our business, leasing is what it's all about.

	Office			Merchandise Mart	
(SQUARE FEET IN THOUSANDS)	New York	Washington	Retail	Office	Showroom
Year Ended					
2004					
Square feet leased	1,502	2,824	1,021	569	1,038
Occupancy rate	95.6%	91.5%	93.9%	96.0%	97.6%
2003					
Square feet leased	925	2,848	1,046	270	1,157
Occupancy rate	95.2%	93.9%	93.0%	92.6%	95.1%
2002					
Square feet leased	579	2,342	1,960	164	911
Occupancy rate	95.8%	93.6%	88.3%	91.7%	95.2%

(2) Michael Fascitelli, Vornado's President and my partner in running Vornado.

New York Office

David Greenbaum, Dean of our faculty, operates our New York office business, where we own 13.4 million square feet of office space at an incredible average price of $175 per square foot.(3)(4) David has spent the last years harvesting values for us by growing rents, year in and year out:

Year	Average Initial Rent Per Square Foot for Annual Leasing Activity	Average Escalated Rent Per Square Foot for Total Portfolio
2004	$43.34	$41.90
2003	$44.60	$39.21
2002	$44.82	$37.36
2001	$47.05	$35.53
2000	$45.91	$32.18

The New York office division contains 800,000 square feet of street retail in the base of our office buildings. David shares responsibility for leasing this space with Sandeep Mathrani, who runs our retail business. Sandeep has responsibility for an additional 500,000 square feet of Manhattan street retail. In total, we own 1.3 million square feet of street retail in Manhattan (and that's not counting Alexander's square footage) which, considering our assets in Penn Plaza around Macy's, around 14th Street, around Bloomingdale's, on Madison and Fifth Avenues, and now in SoHo, may be our single best business.

David reports that the tide has definitely turned in New York. Tenants are once again expanding in the city, and in our buildings, i.e., Federated Department Stores added another floor to its New York headquarters space at Eleven Penn Plaza this year, as did Rainbow Media, and on and on. Another great moneymaker is dealing blocks of space that become surplus as a result of mergers, relocations, etc. For example, MONY merged with AXA, rendering 289,000 square feet at 1740 Broadway surplus. We will report in the Second Quarter the deal that David did: AXA will pay $52 million to cancel this lease that we believe is some $10 below market. Same story with Arista Records at 888 Seventh Avenue and Health Insurance Plan at 7 West 34th Street and on and on, year in and year out.

(3) This amount includes the imputed value of leaseholds.

(4) Mike and I are capital allocators, and while we did fabulously well with what we did buy, we do regret not having bought more in New York. At the time, issues of concentration and diversification overruled buying more in New York.

Like the calm before the storm, the market feels to us as if it is consolidating before a wave of rising rents. The rent increases of the last cycle (1998–2000) were led by a pronounced spike in apartment prices. Eerily, the exact same dynamic is happening today, in spades. If you think commercial real estate is expensive, just look at apartment prices in New York, or even better, look at art prices worldwide.

It has been my observation that over the long term in New York, replacement cost has been an accurate predictor of asset values. For what it's worth, rising land prices and rising construction costs are now driving replacement cost higher. If you can find a site, a new office building in New York has to cost over $650 per square foot. This rising "umbrella" price bodes well for our values.

In the first quarter of 2005, we transferred our 440,000 square foot office building at 7 West 34th Street from the Office division to the Mart division. A perfect storm permitted this to happen. The New York Gift Mart Association tenants, many of whom are our Mart Division tenants in other locations, were displaced from a building on lower Fifth Avenue. At the same time, David was able to vacate 7 West 34th Street when one office tenant declined to renew and the other vacated its space with seven years left on its lease. David negotiated a $29 million lease termination payment and Chris Kennedy lassoed the Gift Mart tenants.

Washington Office

Mitchell Schear, the first-rate real estate guy who runs our Washington office business, is brand building. Our flagship asset in Washington is Crystal City, a 28 building, 7.8 million square foot "city" in a Grade A location on the western boundary of Reagan National Airport, on the shores of the Potomac, overlooking the Capitol. Our brand builder is freshening up this asset. The just completed retail streetscape[5] adds an exciting Hollywood front and a collection of first-rate restaurants that stretches three blocks long. Crystal City is an established location, which is only getting better (Mitchell's slogan is... getting increasingly cool), and has been increasingly well received by prospective tenants as well as the real estate brokerage community, who in the end are our sales force. We leased 1.5 million square feet in 2004 in Crystal City. We leased 2.8 million square feet overall in Washington.

Last year, Crystal City landed two of the biggest deals in Northern Virginia, attracting Public Broadcasting Service, a prestigious new tenant who leased 122,000 square feet, and relocating and expanding Federal Supply Service into 262,000 square feet. We lost a big fish—Verizon, an 800,000 square foot prospect moving out of Manhattan, who in the end predictably chose nearby New Jersey. My guess is that we never really had a shot at this New York-centric client, but the process was instructive. Verizon and its advisors conducted an exhaustive search focused on New Jersey and Northern Virginia. While we didn't make the deal, we handily won a rigorous competition to be best in Northern Virginia. This bodes well for our future.

Re-leasing the space being vacated by the Patent Trademark Office is going a bit slower than the self-imposed schedule we established in this letter last year. We may be running behind, but remember, we have great space and a great team. Whatever minor shifts there are in the lease-up schedule, our long-term (and short-term) values are well established and safe in Crystal City. Mitchell is making progress attracting more corporate tenants to Crystal City, adding to our government and government-contractor clients. There is one such user for almost 250,000 square feet pending now.

Teardowns do work. Time and again, we have found that our land as a raw development opportunity is worth more than the land encumbered by a tired building. Mitchell (along with David and me, too) is actively studying a redevelopment program for the oldest Crystal City buildings. The scheme involves razing four buildings containing 650,000 square feet (220,000 square feet of which is PTO space) and rebuilding with four spanking new, much larger buildings containing about 1.4 million square feet, of which 350,000 square feet would be for-sale residential condominiums in a white hot market. This project would be phased over five years as the older buildings come off lease; the first phase would be the condos. We create value here both by doubling the square footage and getting a premium for being brand new. This project is still only in the planning stages and will, of course, require the usual governmental approvals.

We acquired our Washington office assets in stages, completing the acquisition on January 1, 2002. Deal pricing was about $200 per square foot at a 10.3% cap rate, which we underwrote down to 10.0% to reserve for the re-leasing capex associated with the PTO move-out. We love this real estate and are certain that rents, which have been flattish for the last three years, will rise and reward us in the future. In any event, even with flat income and even assuming a today cap rate for this portfolio as high as 7%, the cap rate compression from 10% to 7% has created a mark-to-market unrealized gain of over $1 billion for us, so far.

(5) The retail streetscape was the brainchild of Bob Smith and Bob Kogod.

Retail

Our retail business is flourishing under Sandeep's leadership. His numbers are great—Retail EBITDA increased $25 million this year; same store increased 5.5%.

Redevelopment of existing assets, especially large complex retail properties, continues to be a terrific business for us and is a favorite of mine. Here are some highlights:

In December 2003, we paid $145 million to acquire the Bergen Mall, a 900,000 square foot fixer-upper on eighty acres in Paramus, New Jersey. We spent 2004 in the design, planning and pre-leasing phase. It is an indication of how completely we intend to reconfigure and reposition this asset that we have canceled both a 139,000 square foot Value City lease paying $12 million and a 338,000 square foot Macy's lease receiving $2 million. We plan to redevelop this property into a lifestyle center and will invest at least an additional $100 million. In March 2005, we formally submitted our plans to the borough of Paramus, beginning an expected one-year approval process.

We recently obtained approvals to add 190,000 square feet of freestanding boxes to our Green Acres super regional mall in Valley Stream, Long Island. Immediately after the Christmas selling season, we will begin these physical additions, as well as a full cosmetic renovation of the interior mall.

In March 2005, we purchased a 50% interest in Beverly Connection, a two-level shopping center located directly across from Beverly Center regional mall in Los Angeles, California. Our shopping center contains approximately 322,000 square feet and a parking structure with over 1,500 spaces. The venture intends to redevelop the property and add retail, residential condominiums and assisted living facilities. This project is subject to governmental approvals.

Sandeep's retail group, working closely with Michelle's acquisitions group, Joe, Wendy, Alan and Mike and me, was the first line of responsibility in analyzing the mega-deals: Toys "R" Us, Sears and Mervyn's. Going forward, all our senior management will be involved in Toys "R" Us, but Sandeep's group will spearhead the real estate side.

Merchandise Mart

The Merchandise Mart business continues to show great stability, high occupancies and growth.

In a very soft office leasing market, Chris Kennedy and his team pulled off 2004's biggest and best leasing deals in Chicago. In March 2004, we signed a deal with WPP for its J. Walter Thompson and Ogilvy divisions for 228,000 square feet in the Mart building complex and, in August, we signed a deal with the Chicago Sun Times for 127,000 square feet. These deals came at a price—high tenant improvements and abatements—but the steadily rising cash income stream that we will receive from these leases over 15 years is well worth the cost. Great work here. These two leases are partially responsible for the Mart's 8.9% same store performance; without them, same store performance was a still spectacular 5.6%.

In 2001, we acquired land adjacent to the Merchandise Mart to develop a parking garage (to service the Mart) and an adjacent apartment tower.[(6)] Last month, we announced an agreement to sell the apartment building (we will retain the garage) for a profit of $30 million, our share, plus return of our $77 million investment.

Each year, the Merchandise Mart division processes the largest number of transactions in our Company, by far. Chris Kennedy and his 300-person organization are *the* leaders in their industry. Big thank you to Chris.

Real Estate Lending

Our mezzanine lending business, led by Executive Vice Presidents Michelle Felman and Wendy Silverstein, utilizes our underwriting and structuring skills and feeds off our deal flow and contacts both on Main Street and Wall Street. We currently have a self-imposed house limit for this business of $750 million. Since October 2003, we originated nine loans and two were paid off. Our current book of business aggregates $401 million in seven loans yielding 9.3%.[(7)]

One could look at it as if we fund this business either with spare cash, which has a cost (really an alternate cost) of floating 2.3% (the rate we currently receive on our risk-free overnight investments), or that we fund it with short-term debt that has a cost of, say, LIBOR plus 100 basis points. Since our loan portfolio yields 9.3%, you can see that this is a very profitable business. What's more, Mike and I think we will be able to produce these kinds of results almost forever and, therefore, this business deserves a multiple.

There are now several start-ups, spin-offs, etc. in this space that are separately traded. These comps say our lending business would trade at 1.3 times book. As you would expect, Mr. Market is a perfect valuing machine—if one were to capitalize the earnings stream of our loan portfolio at our market multiple, one comes to almost the same amount.

Another very important point: Mike and I look at our loan portfolio as a natural hedge against our floating rate debt. We pay floating, we receive floating: that's how the hedge works.

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(6) We developed rental apartments to condo specs, which allowed us flexibility to sell the property to a condo converter, which we did.

(7) Excludes the $124 million loan to Alexander's, which is shown on our financial statements in Investments in and advances to Alexander's.

Hotel Pennsylvania

Hotel Penn had EBITDA of $15.6 million in 2004, up from $4.6 million. In a tightening New York City hotel market, our budget for 2005 is $19 million. Mike and I believe this asset (in the end, a development play) is much more valuable today than it was just last year, and certainly much more than the $149 million for which it is on our books (original cost was $176 million). Timing and patience are everything.

AmeriCold Logistics

It is the objective of our Company to reduce our investment in AmeriCold (our refrigerated warehouse affiliate), simplify its structure, improve its performance and, at the proper time and price, eventually exit. We made real progress toward these goals this year.

In February 2004, AmeriCold completed a $254 million financing that allowed us to withdraw $135 million, our share of the net proceeds. This financing substantiated a value of this investment which was significantly higher than most of our shareholders and analysts had been carrying.

Our initial investment here was made in 1997. Since that time, and in order to comply with REIT tax regulations, Vornado Realty Trust and its partner, Crescent Real Estate Equities, have owned AmeriCold's real estate assets, and two independent companies (so-called paperclips), one from us (Vornado Operating Company) and one from Crescent, have owned the operating business. Simplifying this complex, awkward structure has been a goal of ours for years. We did just that in November 2004, when subsidiaries of Vornado and Crescent bought the operator from Vornado Operating Company and Crescent's paperclip, thereby combining AmeriCold's real estate and operations, through the use of a TRS. This was made possible by a private letter tax ruling on transfer pricing that Joe Macnow masterminded in 2004. Subsequently, Vornado Operating Company was dissolved.

Finally, in November 2004, we and Crescent each sold a portion of our investment in AmeriCold (including both the real estate and operating sides of the business) to The Yucaipa Companies. Yucaipa paid $145 million for a 20.7% interest. The purchase price was based on a $1.450 billion asset valuation, which approximates our economic cost. Yucaipa is a highly regarded private equity firm founded by Ron Burkle, with significant expertise in the food distribution, logistics and retail industries. Yucaipa managers Tony Schnug, acting CEO, and Neal Rider, head of sales and marketing, are in Atlanta working hard to improve the business. Our investment is now reduced from 60% to 47.6%. Vornado has three of five Board seats and consolidates AmeriCold in our financial statements.

This series of transactions, which so greatly improved our position with respect to AmeriCold, was the result of the hard work and talent of Mike and Joe Macnow, Wendy Silverstein, Alan Rice and Richard Reczka. Thanks also to the AmeriCold team in Atlanta and John Goff and Jerry Crenshaw.

Alexander's

Vornado owns 1,654,068 shares of Alexander's Inc., a 33% stake in this NYSE-listed REIT. The shares, which had a value of $65 on January 1, 2003 and $125 on January 1, 2004, are now trading at $244, making Vornado's equity investment worth $403 million at market[(8)] which, together with Vornado's $124 million loan to Alexander's, represents a total investment of $527 million.

Alexander's has no corporate level employees. Vornado serves as its for-fee external manager, leasing agent, developer, etc. Alexander's is essentially a New York-centric, three asset company,[(9)] namely the Bloomberg/One Beacon Court tower in Manhattan, the Kings Plaza regional shopping center in Brooklyn and the Rego Park retail complex and development site in Queens. It is likely that Alexander's asset quality, pound for pound, is the very best in all of REITland.

We have no proposal with respect to Alexander's at the present time—none is needed or currently appropriate.[(10)] The market saw to that. In the past year, Alexander's share price doubled and now more closely reflects its asset value. In 2004, Alexander's became cash flow positive and is now building cash. And, Alexander's is not yet fully cooked. A large ground-up development on land Alexander's has long owned in Rego Park (described below) has just begun the approval process, an expansion of Kings Plaza will begin shortly, tenants are still moving into the Bloomberg tower and apartments have just begun to close at One Beacon Court.

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(8) Versus a cost of $73.7 million.

(9) Alexander's also owns the Ikea property in Paramus, New Jersey and a retail property in Flushing, New York, but in the scale of things these are not significant.

(10) This is in response to my letter last year which stated "...This year we intend to determine the end game for this investment (Alexander's) which may include selling it, or simply leaving it to seek its natural value as a free standing, separately traded REIT, as it is now, or other options."

For a time, Mike and I were intrigued with the idea of Vornado and Alexander's swapping assets with the objective of Vornado becoming an office-centric company and Alexander's becoming a retail-centric company. In the end, we dismissed this idea as being too complicated to implement from an operating, tax and valuation standpoint, and we thought it would not be in Vornado's best interest. We love the synergies and shared strengths between Vornado's office and retail platforms, and intend to keep them together.

Further, we believe it is in the best interest of Vornado to continue to hold our interest in Alexander's and in its best-in-class assets, with their step-up leases and increasing rental stream. If we wanted to recognize gains of $400–$500 million (and we easily could), these certainly would not be the assets that we would turn to first.

For these many years, Alexander's business plan has been to realize its birthright by developing its assets to value. This task is now in the late innings—but is not yet complete. Alexander's is well along in planning a to-be-built, mixed-use project in Rego Park. The project, which was certified by City Planning in March 2005, now begins a formal nine-month review process. It is planned to contain 600,000 square feet of retail on four levels, 450 apartment units in two 20-odd story towers and a parking deck for 1,400 cars. We have just announced the tenancy of Century 21 for 135,000 square feet here.

We do a lot of business with Wal*Mart and were talking to them, among many others, about Rego Park, as we talk to them about most of our projects. Wal*Mart is the biggest company in the country, the largest employer of Americans by a factor (1.2 million associates) and is a distribution juggernaut delivering low prices to the consumer. We believe in Wal*Mart. But Wal*Mart has its critics and, when it became certain that the entire project would be rejected if Wal*Mart were a tenant, we had no choice but to continue without them. We'll be okay here. So will they.

This year was the perfect time to reward key Vornado people for their years of superb value-creating work on behalf of Alexander's with one-time special bonuses that totaled $6.5 million. Mike, Joe Macnow and I are officers of Alexander's and therefore participate in its equity compensation plan, but other key Vornado people do not. With thanks, the bonus group consisted of: David Greenbaum (Bloomberg and office leasing); Sandeep Mathrani (Home Depot and retail leasing); Mel Blum (development); Wendy Silverstein (finance); and Eli Zamek (construction). Their Alexander's responsibilities were in addition to their regular duties at Vornado (sort of like a night job and a day job). These one-time thank you's are appropriate and proportional, especially when considering the fees that Vornado earned for this work.

Mining For Real Estate

We were born retail developers, but early on we learned about mining. Some of you may remember an oilman named T. Boone Pickens, who in the 1970s discovered that one could mine for oil cheaper on the New York Stock Exchange than in the oil fields. We learned that lesson too, with respect to mining for retail square footage in the stock market, where irreplaceable retail real estate can be obscured by a failing retailer. Extracting these values is indeed a core competency of ours, and one that has created vast wealth for our shareholders. Our 1980 takeover of Vornado, whose sole asset at the time was the failing Two Guys discount store chain, and our investment in Alexander's are both examples of this, as are our recent investments in Sears and Toys "R" Us.(11)

Toys "R" Us was started by the brilliant Charles Lazarus in 1978. It was the first category killer in America and started a retailing revolution. Fast forward to today. The modern Toys "R" Us is comprised of three segments: Domestic Toys, International Toys (together Global Toys) and Babies "R" Us. Toys' Board initially offered for sale only Global Toys, but after a process decided to sell the entire company. We were the winning bidder with partners Bain Capital and Kohlberg Kravis Roberts, with each of us owning an equal one-third. Toys "R" Us has $11 billion in sales and 1,500 stores.(12) We will pay $6.6 billion for the equity, with a total price of $7.2 billion taking into account net debt and expenses. Our plan for this business is simple. International Toys and Babies "R" Us are growth businesses that we intend to continue to grow aggressively. Domestic Toys is a turn around, underpinned by real estate asset values. While each equal partner will participate in the entire enterprise in full measure, as you would expect, we will be the leader on the real estate side.

In between Mervyn's and Toys "R" Us came Sears. Sears was generally perceived as a slowly but surely declining retailer à la Two Guys and Alexander's, but we saw a collection of truly great (many irreplaceable) assets: 128 million square feet in 873 stores, of which over two-thirds are owned or ground leased in (I'm guessing) 70% of the best malls in America; the Kenmore appliance brand; the Craftsmen tool brand; 54% ownership of separately traded Sears Canada; the Orchard supply chain; a highly profitable in-home service business and more.

We acquired 1,176,600 shares directly and 7,916,900 shares derivatively for a 4.3% position. ESL Investments, headed by the investor Ed Lampert, already had a 14.6% position pre-dating our position by years.

One of the outcomes we anticipated (although not our preferred outcome) was the Kmart-Sears merger proposed by Ed Lampert, the majority owner of Kmart, as well as the largest holder of Sears. We investigated numerous alternatives while avoiding saber rattling and in the end elected to support the merger and receive all stock.(13)

Here's the math: Marked-to-market as of today, we have a recognized $20 million short-term capital gain and an unrecognized $161 million capital gain that we intend to defer until it becomes long-term in September 2005. Our total economic gain as of today is $181 million.(14)

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(11) We missed Mervyn's, however. We were the underbidders. The fact of life is that Mike and I lose or turn down many more deals than we make. Remember, even a 300 batting average is pretty good and financial discipline is everything.

(12) Includes 300 franchised stores.

(13) This was a no-brainer. The cash election yielded $50 per share while the Kmart stock alternative was worth $59 per share. This was as much an economic imperative as it was a show of support for the future prospects of the company. The actual pro ration formula was 37% cash, 63% stock.

(14) Over the last weeks, our economic gain had been as high as $215 million. This young stock is moving around a bit, but we believe it has an upward bias.

It gets slightly more complicated. Our current position includes 271,000 shares of Sears Holdings held directly and 2,492,000 shares held derivatively, for a total position in Sears Holdings of 2,763,000 shares. When we sell, we expect to distribute a capital gain dividend that if measured today would be $181 million, or $1.24 per share, of which $1.10 per share would be taxed as a long-term capital gain.

For the record, Vornado retains the right at any time to buy or sell the securities of Sears Holdings as we deem appropriate.

There is a downside to all this. The announcement of our investment in Third Quarter SEC filings triggered an immediate 23% spike in Sears' trading price on ten times normal volume. It's better for business to accumulate positions anonymously.

Think about it; in a few short months we earned over $240 million on our Sears and GMH investments and, if we include the appreciation on Alexander's stock, almost one-half billion dollars, all *in addition to* the regular, and growing earnings of our core real estate business. Who else can say that? We are one of the very few REITs with the track record and skill set to handle these kinds of complex, highly profitable transactions;[15] for us, these are right down the middle. In an environment where cash is trash and everything appears to be fully priced, we may put more capital to work in these sorts of deals, i.e., where we buy a sheep in lamb's clothing—always measured, always careful, always proportional.

West Side Story

In the Penn Plaza district of Manhattan, Vornado owns 5.6 million square feet of office space in five buildings, the 1.4 million square foot 1700 room Hotel Pennsylvania, and almost 500,000 square feet of retail space. We have accomplished a great deal here and, with income up and cap rates down, have probably doubled our money. This is still a work in process, with so much more value to create, it may be a life's work.

We are partnering with the Related Companies (developers of the Time Warner Center) with respect to a competitive Request For Proposal to acquire the Farley Building, which will become the home of the Moynihan Rail Station. This McKim, Meade & White landmarked structure sits on a double-size super block directly across Eighth Avenue from Madison Square Garden. The east half of Farley will be dedicated to the train station, the west half will be available for 700,000 square feet of redevelopment and there are one million square feet of available air rights. A great outcome here would be if Madison Square Garden were to choose to build a new state-of-the-art arena in the west portion of the Farley Building, thereby freeing up the old Madison Square Garden site for development.

We are Madison Square Garden's landlord, its parent Cablevision's landlord and Bloomberg LP's landlord. The epic fight between the football Jets and the Mayor on the one hand, and Madison Square Garden on the other, over the building of a stadium and convention center versus apartments and offices on the West Side of Manhattan is being waged over a site only blocks away from our stronghold, and at this time has an unpredictable outcome. Any outcome here will enhance this West Side District, which the City Administration and real estate community have earmarked as *the* future growth corridor of New York —all good-to-great for us.

(15) Please pardon the horn-tooting, but it really was quite a year.

Capital Markets

We are committed to maintaining our investment grade credit rating. In August 2004, we issued $250 million of unsecured notes due August 2009 at a rate of 4.772%. This was our third issuance in this market.

We do multiple financings each year and 2004 was no exception. In New York, where we have 20 buildings, seven support property level finance totaling $1.1 billion and 13 are unencumbered by debt. Just for fun, let's look at three New York property level financings we did this year where the debt trail validates our value creation.

	Debt Amount		Original Asset Cost	Interest Rate	
($ IN THOUSANDS)	Old	New		Old	New
Two Penn Plaza	150,000	300,000	230,421	7.08%	4.97%
Eleven Penn Plaza	50,000	220,000	126,233	8.39%	5.20%
909 3rd Avenue	125,000	225,000	121,460	3.57%*	5.64%

* *LIBOR plus 70 basis points*

In 2004, we issued $492 million of fixed price preferred in four issues at an average coupon of 6.45% and redeemed $308 million of preferred at an average coupon of 8.49%.

In March 2005, we sold $500 million of 3.875% convertible debentures due 2025, convertible into common shares at an initial exchange price of $91.25, a 30% premium. These securities are puttable in 2012, 2015 and 2020 and redeemable by us at par after 2012. Our thinking here was simple and, we believe, sound. We bought down the coupon of this debt by 140 basis points to 3.875% by issuing a seven-year option to purchase our common stock at an initial price of $91.25, a 30% premium. We hope that the option will be exercised, and quickly.

We always run our business with larger cash balances than most and lower debt ratios than most. In the end, our ability to seize opportunities and make money comes in large measure from our financial might.

Thanks to Wendy, our great Capital Markets Queen.

Other Matters

Mike did it again. Starting in July 2004, we advanced $114 million to GMH Communities Trust, Gary M. Holloway's student and military housing business, in a highly structured mezzanine-bridge loan with equity features. Mike had partnered with Gary in a successful student housing business during his Goldman Sachs days. All went according to plan—GMH completed its IPO in November, just three plus months after we made our investment. This transaction resulted in an economic gain to us of $62 million.

This year, we expect to finally end the Prime Group saga when we sell our 4 million shares for $7.25 per share[16] pursuant to an announced offer expected to close in third quarter 2005. In the end, this investment, a mistake that soiled our books and analysts' reports for years, ends up with a loss of about $10 million.

Please see page 57 of our financial statements for Deloitte & Touche's 404 Management's Internal Control opinion, which Joe Macnow, our CFO, and his whole financial team are justifiably proud of, and worked very hard to achieve. Sarbanes-Oxley compliance is Joe's night job. Special thanks to Joe, our longest tenured division head, for all he does during the day.

Every time we, or anybody, has sold an asset over the last five years, or not bought one, it's been a big, big mistake. To state the obvious, the real estate bull market we have predicted for years in this letter is now in full bloom. It may be caused by low interest rates; it may be caused by excess liquidity in the worldwide system; it may be caused by a flight to hard assets; it may be technical—worldwide institutions are under-allocated in this asset class; or it may even be for who knows what. And, it is a bull market in the face of flattish rents. Some think it is a bubble. I do not. Today, most properties are bought and sold in a modified auction process. Where there were 3 or 5 bidders years ago, there are 20 or 30 today. The rule used to be, the higher the price, the fewer the bidders. Today, a billion dollar property sells as easily as a $50 million one. As the market marches on, each sale is higher than the last one. That's a bull market. Over the last several years, real estate has repriced. I believe this is a long cycle move. Get used to it; give or take 10%, these prices are here to stay, for some time.

A short word about interest rates. While we must run the business as if interest rates were going to rise, it seems to me, there is an anchor holding them down. That's just an observation.

---

(16) Our carrying value for this stock is $4.98 per share and, if the sale is consummated, we will report a gain of $9.0 million.

A word about Net Asset Value: it seems to me that the single best predictor of a REIT's trading price is NAV, somewhat influenced by other factors such as franchise, growth prospects, quality of management, etc. Since there is no standard method of calculating NAV, the numbers are all over the lot. It seems to me that prices actually paid for real estate in the private markets are a much better predictor of stock prices than prices "paid" by analysts in their reports.

The consensus on Wall Street seems to be that REITs are now selling at way over NAV. My guess is that REITs are actually selling at a fair amount *under* private market pricing. It seems to me that the private market is winning this tug of war, at least in New York and Washington, DC (75% of Vornado's assets are located here), where cap rates are sub-6% and prices per square foot of over $500 in Washington and $600–$700 in New York City are becoming normal.

I salute David Shulman on the occasion of his retirement. What can I say to my dear friend David, the long-time Lehman Bros. REIT analyst, who has an IQ of 250 and had a three-year sell on Vornado with a $43 average target. I'm sorry, David, I just couldn't resist.

Welcome back, Todd. We're in the real estate business here, where we kick the bricks and get our hands dirty. Todd has an A-plus nose for property—he has it in his belly. I missed him in the four years that he was gone and decided I wanted him back, messy office and all.

I have a feeling this will be Michelle's year. Talk up Rich—you too, Nikhil. Great year, Ben. Same for Dan G.

Welcome Emily, Amanda and Michael's third beautiful little girl. Break a leg J and D.

The process of creating 731 Lexington Avenue, a new jewel on the New York skyline, was a joy to me. A few special people had a leading role in this, and I deeply thank them. They are Cesar Pelli, Rafael Pelli, Jacques Grange, Mel Blum, Eli Zamek and Louise Sunshine.

Corporate Governance

Stanley Simon was a director of Vornado when I got here in 1980.[17] After 45 years of service and now at age 87, Stanley will be retiring from our Board at the May Annual Meeting. No director has been more loyal to a company, more devoted to the goal of creating shareholder wealth, nor has worshipped more the god of ethics. Stanley comes to each Board meeting having read every word of every document, resplendent in a bright, some say gaudy tie, cigar-smoking and sharp as a tack. Mike is bemused by the fact that Stanley always asks the single best question at every Board meeting—I am used to it by now. He also asks the unaskable questions. He understands how boards work and how public companies function. He understood corporate governance 40 years before Congress voted 522 to 3 for Sarbanes-Oxley. And he knows how to take measured risks. We have learned a lot from you, old friend. Stanley Simon will be the first trustee emeritus in Vornado's history.

The trustees who oversee Vornado and for whom Mike and I work are smart, wise, committed and involved. They understand our business intimately. They are huge shareholders whose interests are absolutely aligned with all of Vornado's shareholders.

This year our Board is delighted to nominate two new independent trustees, Michael Lynne and Anthony W. Deering. Michael Lynne is Co-Chairman and Co-Chief Executive Officer of New Line Cinema Corporation and Tony Deering was the long-serving Chairman and Chief Executive Officer of The Rouse Company. We welcome these seasoned businessmen who will play an important role in guiding our future.

Mike and I and the people who run Vornado are excited about the future. We currently have in-house the ingredients to take Vornado to the next level. When we get the rent increases we think we will in the ton of fine real estate we already own, get the PTO space back on the rent rolls, complete our pipeline of developments, find a good acquisition or two (or ten) and sprinkle in a blockbuster now and then—you can do the math.

In each area of our business, be it 888, Paramus, 2345 Crystal Drive, the Mart, Atlanta, or wherever, Vornado's people worked hard and smart this year—and it showed. Our people polish the Vornado brand everyday. Mike and I appreciate and admire their efforts.

Steven Roth
Chairman and CEO

April 15, 2005

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(17) In fact Stanley has been a trustee since 1960.

APPENDIX

Below is a reconciliation of Net Income to EBITDA before minority interest and gains on sale of real estate:

($ IN MILLIONS)	**2004**	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net Income	**592.9**	460.7	232.9	263.7	234.0	202.5	152.9	61.0	61.4	53.0
Interest and Debt Expense	**313.3**	296.1	305.9	266.8	260.6	226.3	164.5	54.4	16.8	16.4
Depreciation, Amortization and Income Taxes	**298.7**	281.1	257.7	188.9	167.3	143.5	104.2	32.0	11.5	10.8
Cumulative effect of change in accounting principal	**—**	—	30.1	4.1	—	—	—	—	—	—
EBITDA	**1,204.9**	1,037.9	826.6	723.5	661.9	572.3	421.6	147.4	89.7	80.2
Gain on sale of real estate	**(75.8)**	(161.8)	—	(15.5)	(11.0)	—	(9.6)	—	—	—
Minority Interest	**157.1**	178.7	140.9	112.4	102.4	55.0	16.2	7.3	—	—
Less Office/Mart Minority interest	**—**	(1.1)	(5.7)	(2.5)	(2.0)	—	—	—	—	—
EBITDA before minority interest and gains on sale of real estate	**1,286.2**	1,053.7	961.8	817.9	751.3	627.3	428.2	154.7	89.7	80.2

Below is a reconciliation of Net Income to Funds from Operations:

($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2002	2001	2000	1999	1998	1997	1996	1995
Net Income	232.9	263.7	234.0	202.5	152.9	61.0	61.4	53.0
Preferred Share Dividends	(23.2)	(36.5)	(38.7)	(33.4)	(21.7)	(15.5)	—	—
Net Income applicable to common shares	209.7	227.2	195.3	169.1	131.2	45.5	61.4	53.0
Depreciation and Amortization of Real Property	195.8	119.6	97.8	82.2	58.3	22.4	11.1	10.0
Net Gains on Sale of Real Estate and insurance settlements	—	(15.5)	(11.0)	—	(9.6)	—	—	—
Cumulative effect of change in accounting principal	30.1	4.1	—	—	—	—	—	—
Partially-owned entity adjustments:								
Depreciation and Amortization of real property	51.9	65.6	68.8	57.1	56.8	6.4	(2.3)	—
Net gains on sale of real estate	(3.4)	(6.3)	—	—	—	—	—	—
Minority interest's share of above adjustments	(50.5)	(19.7)	(19.2)	(10.7)	(4.6)	(1.4)	—	—
Series A Preferred Dividends	6.2	19.5	21.7	16.3	—	—	—	—
Funds from Operations	439.8	394.5	353.4	314.0	232.1	72.9	70.2	63.0
Adjustments for certain items that affect comparability:								
Write-off of non-core investments, net of gains on the sales of non-real estate assets	24.4	14.7	—	—	—	—	—	—
Minority Interest	(10.7)	(1.8)	—	—	—	—	—	—
Amortization of officer's employment arrangement	27.5	—	—	—	—	22.9	2.0	—
Funds from Operations, Adjusted for Comparability	481.0	407.4	353.4	314.0	232.1	95.8	72.2	63.0
Funds from Operations per share:								
Total	$ 3.91	$ 3.96	$ 3.65	$ 3.37	$ 2.81	$ 1.27	$ 1.43	$ 1.33
Adjusted for Comparability	$ 4.28	$ 4.09	$ 3.65	$ 3.37	$ 2.81	$ 1.67	$ 1.47	$ 1.33

Below is a reconciliation of Hotel Pennsylvania Net Income to Hotel Pennsylvania EBITDA:

($ IN MILLIONS)	**2005**	**2004**	2003	2000	1997
Net Income (Loss)	**11.7**	**8.8**	(2.6)	9.8	5.3
Interest and Debt Expense	**—**	**—**	—	10.4	3.9
Depreciation and Amortization	**7.3**	**6.8**	7.2	6.8	3.8
EBITDA	**19.0**	**15.6**	4.6	27.0	13.0

LOCATION	SQUARE FEET	PERCENT LEASED	PRINCIPAL TENANTS
OFFICE PROPERTIES			
NEW YORK (MANHATTAN)			
One Penn Plaza[(1)]	2,379,000	94.0%	Buck Consultants, Cisco Systems, First Albany, Kmart, Metropolitan Life Insurance, MWB Leasing, Parsons Brinkerhoff, Stone & Webster, United States Customs Department
Two Penn Plaza	1,543,000	91.7%	Compaq Computer, Forest Electric, Information Builders, Inc., Madison Square Garden, McGraw Hill Co., Inc., United Healthcare Services
909 Third Avenue[(1)]	1,359,000	98.5%	Bear Stearns, Citibank, Fischbein Badillo, Forest Laboratories, Ogilvy Public Relations, U.S. Post Office, Wiley Publishing, Robeco
770 Broadway	1,046,000	99.6%	J. Crew, Kmart, VIACOM International Inc., V.N.U. U.S.A., Inc.
Eleven Penn Plaza	1,029,000	96.8%	McCall Pattern Company, EMC Corp., Executive Office Network, Thomson Media Inc., Federated Dept. Stores, Rainbow Media Holdings
90 Park Avenue	890,000	98.5%	SWTB, Inc., Sanofi-Synthelabo, Inc., Alston & Bird
888 Seventh Avenue[(1)]	833,000	99.0%	New Line Realty, Soros Fund, Kaplan Educational Center, The Limited
330 West 34th Street[(1)]	637,000	99.9%	City of New York, Interieurs Inc., The Bank of New York
1740 Broadway	567,000	96.1%	Davis & Gilbert, Dept. of Taxation of the State of N.Y., Mutual Life Insurance, William Douglas McAdams
150 East 58th Street[(1)]	522,000	90.5%	
866 United Nations Plaza	349,000	91.1%	Fross Zelnick, Mission of Japan, The United Nations
595 Madison (Fuller Building)	307,000	95.1%	Prada
640 Fifth Avenue	324,000	99.5%	Weber Shandwick Worldwide, Hennes & Mauritz
40 Fulton Street	240,000	89.4%	
689 Fifth Avenue	90,000	98.8%	
7 West 34th Street	424,000	100.0%	Fairchild Publications Inc., Health Insurance Plan of NY
330 Madison Avenue (25% interest)	784,000	94.1%	Bank Julius Baer, BDO Seidman
20 Broad Street[(1)]	466,000	85.3%	N.Y. Stock Exchange
825 Seventh Avenue (50% interest)	165,000	100.0%	Young & Rubicam
NEW JERSEY			
Paramus	128,000	91.2%	
Total New York City Office Buildings	**14,082,000**	**95.6%**	
Vornado's Ownership Interest	**13,412,000**	**95.6%**	

LOCATION	SQUARE FEET	PERCENT LEASED	PRINCIPAL TENANTS
OFFICE PROPERTIES *(continued)*			
WASHINGTON DC AND NORTHERN VIRGINIA			
Crystal Mall	1,067,000	85.9%	Lockheed Martin, General Services Administration
Crystal Plaza	1,231,000	85.4%	General Services Administration, Wyle Laboratories, Public Broadcasting Service
Crystal Square	1,420,000	95.0%	General Services Administration, Lockheed Martin, TKC, Batellee Memorial Institute
Crystal City Hotel	266,000	100.0%	Marriott Hotel Services, Inc.
Crystal City Shops	47,000	100.0%	Fox & Hound Pub & Grille
Crystal Gateway	1,465,000	93.9%	Boeing, General Services Administration, Lockheed Martin, Science Applications International Corporation
Crystal Park	2,180,000	89.0%	General Services Administration, TKC, Anteon, US Airways Headquarters, Boeing
1919 S. Eads Street	97,000	98.5%	TKC, General Services Administration
Skyline	2,542,000	93.7%	General Services Administration, Booz, Allen & Hamilton, Science Applications International Corp.
Courthouse Plaza[(1)]	624,000	95.7%	Arlington County, General Services Administration
1101 17th Street	207,000	96.7%	American Federation of States, Cosmetic, Toiletry & Fragrance
1730 M Street[(1)]	190,000	82.7%	General Services Administration, Amideast
1140 Connecticut Avenue	179,000	90.8%	National Legal Aid & Defender Association, Elizabeth Glaser Pediatric Aid
1150 17th Street	227,000	76.6%	American Enterprise Institute, Ernst & Young
1750 Pennsylvania Avenue	259,000	97.9%	General Services Administration, PA Consulting Group Holdings
2101 L Street	354,000	99.5%	Dickstein Shapiro & Morin
Democracy Plaza I[(1)]	210,000	91.2%	National Institute of Health, HQ Global Workplaces
Tysons Dulles	484,000	93.8%	Keane Federal Systems, Inc., Source Office Suites, Corinthean College
Commerce Executive	382,000	74.9%	MCI Worldcom Communications, Science Applications International Corp., Concert Management Services
Reston Executive	487,000	91.1%	Science Applications International Corp., Quadremed Corp.
South Capitol	58,000	96.9%	District of Columbia
Fairfax Square (20% interest)	524,000	90.7%	Cineplex Odeon, Platinum Technologies
Kaempfer Properties (0.1% to 10% interests)	3,437,000	99.4%	Howrey Simon, Bloomberg, General Services Administration, Sidley Austin, Brown & Wood
Total Washington DC and Northern Virginia Office Buildings	**17,937,000**	**92.1%**	
Vornado's Ownership Interest	**14,216,000**	**91.5%**	
Total Office Properties	**32,019,000**	**92.1%**	
Vornado's Ownership Interest	**27,628,000**	**93.5%**	

LOCATION	SQUARE FEET	PERCENT LEASED	PRINCIPAL TENANTS
RETAIL PROPERTIES			
Regional Malls			
Green Acres Mall, Valley Stream, NY[1]	1,596,000	95.8%	Macy's, Sears, National Wholesale Liquidators, Circuit City, JC Penney, Wal*Mart
Monmouth Mall, Monmouth, NJ (50% ownership)	718,000	96.1%	Boscov's[2], JC Penney[2], Loews Theatre, Lord & Taylor, Old Navy, Macy's[2]
Montehiedra Mall, Puerto Rico	554,000	89.1%	Kmart, Home Depot, Marshalls, Caribbean Theatres
Las Catalinas Mall, Puerto Rico	354,000	97.1%	Kmart
Bergen Mall, Paramus, NJ	903,000	87.7%	Macy's, Value City, Marshalls, Off 5th Saks Fifth Avenue Outlet
Total Regional Malls	**4,125,000**	**93.4%**	
Vornado's Ownership Interest	**3,766,000**	**93.1%**	
Strip Shopping Centers			
NEW JERSEY			
Bordentown	179,000	95.0%	Shop-Rite
Bricktown	263,000	98.6%	Kohl's, Foodrama Shop-Rite
Cherry Hill	264,000	90.5%	Toys "R" Us, Wal*Mart
Delran	172,000	95.5%	Sam's Wholesale
Dover	173,000	78.2%	Shop-Rite, Bob's Stores
East Brunswick	231,000	100.0%	Kohl's, T.J. Maxx, Circuit City, Dick's Sporting Goods
East Hanover I & II	348,000	99.0%	Home Depot, Dick's Sporting Goods, Marshalls, MJM Designer Shoes
Hackensack	269,000	100.0%	Home Depot, Pathmark, Staples
Jersey City	220,000	100.0%	Shop-Rite, Lowe's Home Center
Kearny	106,000	92.4%	Pathmark, Marshalls
Lawnside	145,000	92.5%	Home Depot
Lodi (Route 17)	171,000	100.0%	National Wholesale Liquidators
Lodi (Washington Street)	85,000	100.0%	A&P
Manalapan	198,000	100.0%	Best Buy, Bed Bath & Beyond, Babies "R" Us
Marlton	181,000	95.0%	Kohl's, Shop-Rite
Middletown	232,000	95.4%	Kohl's, Stop & Shop
Montclair	18,000	100.0%	Whole Foods
Morris Plains	177,000	100.0%	Kohl's, Shop-Rite
North Bergen	62,000	100.0%	Waldbaum's
North Plainfield[1]	219,000	89.5%	Kmart, Pathmark
Totowa	317,000	100.0%	Bed Bath & Beyond, Home Depot, Marshalls
Turnersville	96,000	100.0%	Haynes Furniture

LOCATION	SQUARE FEET	PERCENT LEASED	PRINCIPAL TENANTS
RETAIL PROPERTIES *(continued)*			
Union	279,000	98.4%	Toys "R" Us, Lowe's Home Center
Watchung	166,000	98.3%	B.J.'s Wholesale
Woodbridge	228,000	96.1%	Wal*Mart, Syms
NEW YORK			
Albany (Menands)	140,000	74.0%	Fleet Bank, State of N.Y.
Buffalo (Amherst)(1)	297,000	81.1%	Circuit City, Media Play, Toys "R" Us, T.J. Maxx
Freeport	167,000	100.0%	Home Depot, Cablevision
New Hyde Park(1)	101,000	100.0%	Stop & Shop
Inwood	100,000	100.0%	Stop & Shop
North Syracuse(1)	98,000	100.0%	Reisman Properties
Rochester (Henrietta)(1)	148,000	57.9%	Kohl's
Rochester	205,000	100.0%	Wal*Mart
Staten Island	165,000	94.3%	Waldbaum's
PENNSYLVANIA			
Allentown	623,000	96.9%	Shop-Rite, Wal*Mart, Sam's Wholesale, T.J. Maxx, Dick's Sporting Goods
Bensalem	130,000	96.1%	Kohl's
Bethlehem	159,000	98.2%	Giant Food Stores, Super Petz
Broomall	169,000	86.5%	Giant Foods
Glenolden	102,000	100.0%	Wal*Mart
Lancaster	228,000	100.0%	Weis Markets, Lowe's Home Center
Levittown	105,000	100.0%	Haynes Furniture
10th and Market Streets, Philadelphia	271,000	76.2%	Kmart
Upper Moreland	122,000	100.0%	Sam's Wholesale
York	111,000	66.1%	
MARYLAND			
Baltimore (Towson)	152,000	64.4%	Staples, Basics
Glen Burnie	121,000	100.0%	Weis Markets
CONNECTICUT			
Newington	183,000	100.0%	Wal*Mart
Waterbury	146,000	92.2%	Price Chopper
MASSACHUSETTS			
Chicopee	118,000	100.0%	Wal*Mart
Milford(1)	83,000	100.0%	Kohl's
Springfield	125,000	100.0%	Wal*Mart
CALIFORNIA (SUPERMARKETS)			
Anaheim	26,000	100.0%	Stater Brothers

LOCATION	SQUARE FEET	PERCENT LEASED	PRINCIPAL TENANTS
RETAIL PROPERTIES *(continued)*			
Barstow	30,000	100.0%	Stater Brothers
Beaumont	29,000	100.0%	Stater Brothers
Calimesa	29,000	100.0%	Stater Brothers
Colton	73,000	100.0%	Stater Brothers
Colton	26,000	100.0%	Stater Brothers
Corona[(1)]	33,000	100.0%	Stater Brothers
Costa Mesa	18,000	100.0%	Stater Brothers
Costa Mesa	17,000	100.0%	Stater Brothers
Desert Hot Springs	29,000	100.0%	Stater Brothers
Fontana	26,000	100.0%	Stater Brothers
Garden Grove	26,000	100.0%	Stater Brothers
Mojave[(1)]	34,000	100.0%	Stater Brothers
Moreno Valley	30,000	100.0%	Stater Brothers
Ontario	24,000	100.0%	Stater Brothers
Orange	26,000	100.0%	Stater Brothers
Rancho Cucamonga	24,000	100.0%	Stater Brothers
Rialto	29,000	100.0%	Stater Brothers
Riverside	42,000	100.0%	Stater Brothers
Riverside	39,000	100.0%	Stater Brothers
San Bernadino	40,000	100.0%	Stater Brothers
San Bernadino	30,000	100.0%	Stater Brothers
Santa Ana	26,000	100.0%	Stater Brothers
Westminister	26,000	100.0%	Stater Brothers
Yucaipa	31,000	100.0%	Stater Brothers
Total Strip Shopping Centers	**9,931,000**	**94.5%**	
New York City Retail			
1135 Third Avenue	25,000	100.0%	The Gap
4 Union Square South	198,000	97.5%	Whole Foods, Forever 21, Filene's Basement, DSW Shoe Warehouse
25 W. 14th Street	62,000	89.5%	Guitar Center, Clay Fitness
386 W. Broadway	3,000	100.0%	
387 W. Broadway	9,000	59.1%	
424 Sixth Avenue	10,000	100.0%	Citarella
435 Seventh Avenue	43,000	100.0%	Hennes & Mauritz
478-486 Broadway (50% interest)	93,000	83.0%	
484 Eighth Avenue	14,000	100.0%	TGI Friday's

LOCATION	SQUARE FEET	PERCENT LEASED	PRINCIPAL TENANTS
RETAIL PROPERTIES *(continued)*			
715 Lexington Avenue[1] (in development)	32,000	—	
825 Seventh Avenue	3,000	100.0%	
968 Third Avenue (50% interest) (in development)	—	—	
99-01 Queens Boulevard	68,000	55.0%	Fleet Bank, Rite Aid
Total New York City Retail	**560,000**	**88.1%**	
Total Retail	**14,616,000**	**94.0%**	
Vornado's Ownership Interest	**14,210,000**	**93.9%**	
WAREHOUSE/INDUSTRIAL PROPERTIES			
NEW JERSEY			
East Brunswick (in development)	—	—	
East Hanover	942,000	100.0%	J. Leven & Company, Tri-Coastal Design Group, et al.
Edison	272,000	100.0%	Lamitech Inc., Propack Inc.
Garfield	492,000	57.0%	Popular Services, et al.
Total Warehouse/Industrial	**1,706,000**	**87.6%**	

LOCATION	SQUARE FEET	PERCENT LEASED	PRINCIPAL TENANTS
MERCHANDISE MART PROPERTIES			
ILLINOIS			
Merchandise Mart, Chicago	3,446,000	97.1%	Baker, Knapp & Tubbs, Bankers Life & Casualty, CCC Information Services, Chicago Teachers Union, Holly Hunt Ltd., Navtech, Office of the Special Deputy Receiver, Steelcase, TFA/Leo Burnett Technology LLC, Royal Bank of Canada, Ogilvy Group (WPP), HON Industries
350 North Orleans, Chicago	1,210,000	96.0%	21st Century Telecom/RCN, Ameritech, Bank of America, Chicago Transit Authority, Comcast, Fiserv Solutions, Illinois Institute of Art, Ogilvy Group (WPP), Chicago Sun-Times
33 North Dearborn Street, Chicago	334,000	92.0%	Attorney's Title
Other	19,000	95.6%	
WASHINGTON, D.C.			
Washington Office Center	397,000	99.2%	General Services Administration
Washington Design Center	393,000	99.6%	
HIGH POINT, NORTH CAROLINA			
Market Square Complex	2,008,000	98.9%	Cambium Business, Century Furniture Company, La-Z-Boy, Progressive Furniture, Robinson & Robinson, Legacy Classic Furniture, DMI Furniture
CALIFORNIA			
L.A. Mart	783,000	92.2%	
Total Merchandise Mart Properties	**8,590,000**	**96.9%**	
Grand Total	**56,931,000**		
Grand Total Vornado's Ownership Interest	**52,134,000**		

(1) *100% Ground and/or building interest, other than 150 East 58th Street and Green Acres, where approximately 10% of the ground is leased.*

(2) *Tenant owns land and building.*

ALEXANDER'S PROPERTIES *(A 33% Owned Investment)*

LOCATION	SQUARE FEET	PERCENT LEASED	PRINCIPAL TENANTS
Operating Properties			
NEW YORK:			
731 Lexington Avenue—Manhattan: Office and Retail	1,052,000	84.9%	Bloomberg, The Container Store, Hennes & Mauritz, The Home Depot
Residential Condominiums	248,000		
	1,300,000		
Kings Plaza Regional Shopping Center—Brooklyn	759,000	98.1%	Sears, 123 Mall Tenants
Rego Park I—Queens	351,000	100.0%	Bed Bath & Beyond, Circuit City, Marshalls, Sears
Flushing—Queens	177,000	—	
NEW JERSEY:			
Paramus	—	100.0%	IKEA
Development Properties			
NEW YORK:			
Rego Park II—Queens	—	—	

THE NEWKIRK MASTER LIMITED PARTNERSHIP *(A 22.4% Owned Investment)*

The Newkirk Limited Partnership owns an aggregate of 18.0 million square feet of office, retail and industrial properties located throughout the United States, which are net leased primarily to credit rated tenants.

GMH COMMUNITIES L.P. *(A 12.25% Owned Investment)*

The GMH Communities Limited Partnership owns 30 student housing properties, aggregating 7.8 million square feet and 19,085 beds, and manages an additional 20 properties that serve colleges and universities throughout the United States. In addition, GMH manages 51 military housing projects containing 101,216 units under long-term agreements with the United States Government.

TEMPERATURE CONTROLLED LOGISTICS *(A 47.6% Owned Investment)*

The Temperature Controlled Logistics business owns and operates 101 cold storage warehouses with an aggregate capacity of approximately 443.7 million cubic feet. The warehouses are located in 33 states.

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

Year Ended December 31,

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2004[2]	2003	2002[3]	2001	2000
Operating Data:					
Revenues:					
Property rentals	$ 1,344,812	$1,256,073	$1,204,349	$ 813,089	$ 666,248
Tenant expense reimbursements	191,059	179,115	154,727	129,013	116,422
Temperature Controlled Logistics	87,428	—	—	—	—
Fee and other income	83,963	62,795	27,718	10,059	9,753
Total Revenues	1,707,262	1,497,983	1,386,794	952,161	792,423
Expenses:					
Operating	679,790	581,550	517,958	385,449	305,141
Depreciation and amortization	242,914	213,679	197,704	120,614	96,116
General and administrative	145,218	121,857	100,035	71,716	47,093
Amortization of officer's deferred compensation expense	—	—	27,500	—	—
Costs of acquisitions and development not consummated	1,475	—	6,874	5,223	—
Total Expenses	1,069,397	917,086	850,071	583,002	448,350
Operating Income	637,865	580,897	536,723	369,159	344,073
Income applicable to Alexander's	8,580	15,574	29,653	25,718	17,363
Income from partially-owned entities	43,381	67,901	44,458	80,612	86,654
Interest and other investment income	203,995	25,397	31,678	54,385	32,809
Interest and debt expense	(241,968)	(228,860)	(232,891)	(167,430)	(164,325)
Net gain (loss) on disposition of wholly-owned and partially-owned assets other than depreciable real estate	19,775	2,343	(17,471)	(8,070)	—
Minority interest:					
Perpetual preferred unit distributions	(69,108)	(72,716)	(72,500)	(70,705)	(62,089)
Minority limited partnership earnings	(88,091)	(105,132)	(64,899)	(39,138)	(38,320)
Partially-owned entities	(109)	(1,089)	(3,534)	(2,520)	(1,965)
Income from continuing operations	514,320	284,315	251,217	242,011	214,200
Income from discontinued operations	78,597	176,388	11,815	25,837	19,791
Cumulative effect of change in accounting principle	—	—	(30,129)	(4,110)	—
Net income	592,917	460,703	232,903	263,738	233,991
Preferred share dividends	(21,920)	(20,815)	(23,167)	(36,505)	(38,690)
Net income applicable to common shares	$ 570,997	$ 439,888	$ 209,736	$ 227,233	$ 195,301
Income from continuing operations—basic	$ 3.93	$ 2.35	$ 2.15	$ 2.31	$ 2.03
Income from continuing operations—diluted	$ 3.75	$ 2.29	$ 2.07	$ 2.23	$ 1.98
Income per share—basic	$ 4.56	$ 3.92	$ 1.98	$ 2.55	$ 2.26
Income per share—diluted	$ 4.35	$ 3.80	$ 1.91	$ 2.47	$ 2.20
Cash dividends declared for common shares	$ 3.05	$ 2.91	$ 2.66	$ 2.63	$ 1.97
Balance Sheet Data:					
Total assets	$11,580,517	$9,518,928	$9,018,179	$6,777,343	$6,403,210
Real estate, at cost	9,718,845	7,629,736	7,217,515	4,426,560	4,220,307
Accumulated depreciation	1,404,441	867,177	701,327	485,447	375,730
Debt	4,936,633	4,039,542	4,073,253	2,477,173	2,688,308
Shareholders' equity	4,012,741	3,077,573	2,627,356	2,570,372	2,078,720

See notes on following page.

Year Ended December 31, (AMOUNTS IN THOUSANDS)	2004[2]	2003	2002[3]	2001	2000
Other Data:					
Funds From Operations ("FFO")[1]:					
Net income	$592,917	$460,703	$232,903	$263,738	$233,991
Cumulative effect of change in accounting principle	—	—	30,129	4,110	—
Depreciation and amortization of real property	228,298	208,624	195,808	119,568	97,744
Net gain on sale of real estate	(75,755)	(161,789)	—	(12,445)	(10,965)
Net gain from insurance settlement and condemnation proceedings	—	—	—	(3,050)	—
Proportionate share of adjustments to equity in net income of partially-owned entities to arrive at FFO:					
Depreciation and amortization of real property	49,440	54,762	51,881	65,588	68,743
Net gains on sale of real estate	(3,048)	(6,733)	(3,431)	(6,298)	—
Minority interest's share of above adjustments	(27,991)	(20,080)	(50,498)	(19,679)	(19,159)
FFO	763,861	535,487	456,792	411,532	370,354
Preferred dividends	(21,920)	(20,815)	(23,167)	(36,505)	(38,690)
FFO applicable to common shares	741,941	514,672	433,625	375,027	331,664
Series B-1 and B-2 convertible preferred unit distributions	4,710	—	—	—	—
Series A convertible preferred dividends	1,068	3,570	6,150	19,505	21,689
Series E-1 convertible preferred unit distributions	1,581	—	—	—	—
Series F-1 convertible preferred unit distributions	743	—	—	—	—
FFO applicable to common shares plus assumed conversions[1]	$750,043	$518,242	$439,775	$394,532	$353,353

(1) FFO is computed in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as net income or loss determined in accordance with Generally Accepted Accounting Principles ("GAAP"), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO and FFO per diluted share are used by management, investors and industry analysts as supplemental measures of operating performance of equity REITs. FFO and FFO per diluted share should be evaluated along with GAAP net income and income per diluted share (the most directly comparable GAAP measures), as well as cash flow from operating activities, investing activities and financing activities, in evaluating the operating performance of equity REITs. Management believes that FFO and FFO per diluted share are helpful to investors as supplemental performance measures because these measures exclude the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs which implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, these non-GAAP measures can facilitate comparisons of operating performance between periods and among other equity REITs. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as disclosed in the Company's Statements of Cash Flows. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

(2) Operating results for the year ended December 31, 2004, reflect the consolidation of the Company's investment in Americold Realty Trust beginning on November 18, 2004. Previously, this investment was accounted for on the equity method.

(3) Operating results for the year ended December 31, 2002, reflect the Company's January 1, 2002 acquisition of the remaining 66% of Charles E. Smith Commercial Realty L.P. ("CESCR") and the resulting consolidation of CESCR's operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company owns and operates office, retail and showroom properties with large concentrations of office and retail properties in the New York City metropolitan area and in the Washington, D.C. and Northern Virginia area. In addition, the Company has a 47.6% interest in an entity that owns and operates 88 cold storage warehouses nationwide.

The Company's business objective is to maximize shareholder value. The Company measures its success in meeting this objective by the total return to its shareholders. Below is a table comparing the Company's performance to the Morgan Stanley REIT Index ("RMS") for the following periods ending December 31, 2004:

Total Return(1)	Vornado	RMS
One-year	46.5%	31.5%
Three-years	114.8%	86.4%
Five-years	207.3%	166.6%
Ten-years	612.5%	284.8%(2)

(1) Past performance is not necessarily indicative of how the Company will perform in the future.

(2) From inception on July 25, 1995

The Company intends to continue to achieve its business objective by pursuing its investment philosophy and executing its operating strategies through:

- Maintaining a superior team of operating and investment professionals and an entrepreneurial spirit.
- Investing in properties in select markets, such as New York City and Washington, D.C., where we believe there is high likelihood of capital appreciation.
- Acquiring quality properties at a discount to replacement cost and where there is a significant potential for higher rents.
- Investing in retail properties in select under-stored locations such as the New York City metropolitan area.
- Developing/redeveloping the Company's existing properties to increase returns and maximize value.

The Company competes with a large number of real estate property owners and developers. Principal factors of competition are rent charged, attractiveness of location and quality and breadth of services provided. The Company's success depends upon, among other factors, trends of the national and local economies, financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends. Economic growth has been fostered, in part, by low interest rates, Federal tax cuts, and increases in government spending. To the extent economic growth stalls, the Company may experience lower occupancy rates which may lead to lower initial rental rates, higher leasing costs and a corresponding decrease in net income, funds from operations and cash flow. Alternatively, if economic growth is sustained, the Company may experience higher occupancy rates leading to higher initial rents and higher interest rates causing an increase in the Company's weighted average cost of capital and a corresponding effect on net income, funds from operations and cash flow.

2004 Acquisitions

During the year ended December 31, 2004, the Company completed $328,600,000 of acquisitions and investments in real estate, of which $246,600,000 related to the retail segment. In addition, the Company made $183,400,000 of mezzanine loans during 2004 which increased the outstanding balance of Notes and Mortgage Loans Receivable to $440,186,000 at December 31, 2004. Following are the details of these transactions.

On February 3, 2004, the Company acquired the Forest Plaza Shopping Center for approximately $32,500,000, of which $14,000,000 was paid in cash and $18,500,000 was debt assumed. Forest Plaza is a 165,000 square foot shopping center located in Staten Island, New York.

On March 19, 2004, the Company acquired a 62,000 square foot free-standing retail building located at 25 W. 14th Street in Manhattan for $40,000,000 in cash.

On July 1, 2004, the Company acquired the Marriott hotel located in its Crystal City office complex from a limited partnership in which Robert H. Smith and Robert P. Kogod, trustees of the Company, together with family members own approximately 67 percent. The purchase price of $21,500,000 was paid in cash. The hotel contains 343 rooms and is leased to an affiliate of Marriott International, Inc. until July 31, 2015, with one 10-year extension option. The land under the hotel was acquired in 1999.

On July 29, 2004, the Company acquired a real estate portfolio containing 25 supermarkets for $65,000,000 in cash. These properties, all of which are located in Southern California and contain an aggregate of approximately 766,000 square feet, were purchased from the Newkirk MLP, in which the Company currently owns a 22.4% interest. The supermarkets are net leased to Stater Brothers for an initial term expiring in 2008, with six 5-year extension options. Stater Brothers is a Southern California regional grocery chain that operates 158 supermarkets and has been in business since 1936.

On August 30, 2004, the Company acquired a 68,000 square foot free-standing building in Forest Hills, New York for $26,500,000 in cash. The property is located at 99-01 Queens Boulevard and its principal tenants are Rite Aid and Fleet Bank.

On November 2, 2004, the Company acquired a 50% joint venture interest in a 92,500 square foot property located at Broome Street and Broadway in New York City. The Company contributed $4,462,000 of equity and provided a $24,000,000 bridge loan with interest at 10% per annum. Upon the refinancing of the bridge loan, which is expected to close in the second quarter of 2005, the Company will be repaid $15,106,000 and the balance of $8,894,000 will remain in the venture as additional equity.

On November 12, 2004 and December 1, 2004, the Company acquired two shopping centers aggregating 185,000 square feet, in Lodi, New Jersey and Long Island (Inwood), New York, for a total purchase price of $36,600,000 in cash plus $10,900,000 of assumed debt.

In December 2004, the Company acquired two retail condominiums aggregating 12,000 square feet, located at 386 and 387 West Broadway in New York City for $16,900,000 in cash plus $4,700,000 of assumed debt.

INVESTMENT IN GMH COMMUNITIES L.P.

On July 20, 2004, the Company committed to make up to a $159,000,000 convertible preferred investment in GMH Communities L.P. ("GMH"), a partnership focused on the student and military housing sectors. Distributions accrued on the full committed balance of the investment, whether or not drawn, from July 20, 2004, at a rate of 16.27%. In connection with this commitment, the Company received a placement fee of $3,200,000. The Company also purchased for $1,000,000, warrants to acquire GMH common equity. These warrants entitle the Company to acquire (i) 6,666,667 limited partnership units in GMH at an exercise price of $7.50 per unit and (ii) 5,496,724 limited partnership units, through May 6, 2006, at an exercise price of $9.10 per unit. As of November 3, 2004, the Company had funded a total of $113,777,000 of the commitment.

On November 3, 2004, GCT closed its initial public offering ("IPO") at a price of $12.00 per share. GCT is a real estate investment trust that conducts its business through GMH, of which it is the sole general partner. In connection with the IPO, the $113,777,000 previously funded by the Company under the $159,000,000 commitment was repaid, together with accrued distributions of $13,381,000. The Company also exercised warrants to purchase 6,666,667 limited partnership units at a price of $7.50 per unit, or $50,000,000 in total, which resulted in a net gain of $29,500,000. The Company accounts for its interest in the partnership units on the equity-method based on its 12.25% ownership interest and the right to appoint one of its executive officers to GCT's Board of Trustees. The Company records its pro-rata share of GMH's net income or loss on a one-quarter lag basis as the Company files its financial statements on Form 10-K or 10-Q prior to the time GMH files its financial statements.

Under the warrant agreement, the number of GMH partnership units or GCT common shares underlying the warrants is adjusted for dividends declared by GCT. On December 16, 2004, GCT declared a dividend of $.16 per common share, which increased the number of shares underlying the warrants from 5,496,724 to 5,563,417 and the exercise price was decreased from $9.10 to $8.99 per share. Because these warrants are derivatives and do not qualify for hedge accounting treatment, the gains and losses resulting from the mark-to-market of the warrants at the end of each reporting period are recognized as an increase or decrease in "interest and other investment income" on the Company's consolidated statement of income. In the quarter ended December 31, 2004, the Company recognized income of $24,190,000 from the mark-to-market of these warrants, which were valued using a trinomial option pricing model based on GCT's closing stock price on the NYSE of $14.10 per share on December 31, 2004.

Further, in connection with the IPO, the Company contributed its 90% interest in Campus Club Gainesville, which it acquired in 2000, in exchange for an additional 671,190 GMH limited partnership units.

Of the Company's GMH units, 6,666,667 may be converted into an equivalent number of common shares of GCT commencing on May 2, 2005 and 671,190 units may be converted commencing on November 2, 2005. The Company has agreed not to sell any common shares or units it owns or may acquire until May 2, 2005.

INVESTMENT IN SEARS, ROEBUCK AND CO.

In July and August 2004, the Company acquired an aggregate of 1,176,600 common shares of Sears, Roebuck and Co. ("Sears") for $41,945,000, an average price of $35.65 per share. Included in the cost is $1,361,000 for a performance-based participation. These shares are recorded as marketable securities on the Company's consolidated balance sheet and are classified as "available for sale." Appreciation or depreciation in the fair market value of these shares is recorded as an increase or decrease in "accumulated other comprehensive income" in the shareholders' equity section of the Company's consolidated balance sheet and not recognized in income. At December 31, 2004, based on Sears' closing stock price of $51.03 per share, $18,105,000 of appreciation in the value of these shares was included in "accumulated other comprehensive income."

In August and September 2004, the Company acquired an economic interest in an additional 7,916,900 Sears common shares through a series of privately negotiated transactions with a financial institution pursuant to which the Company purchased a call option and simultaneously sold a put option at the same strike price on Sears common shares. These call and put options have an initial weighted-average strike price of $39.82 per share, or an aggregate of $315,250,000, expire in April 2006 and provide for net cash settlement. Under these agreements, the strike price for each pair of options increases at an annual rate of LIBOR plus 45 basis points and is credited for the dividends received on the shares. The options provide the Company with the same economic gain or loss as if it had purchased the underlying common shares and borrowed the aggregate strike price at an annual rate of LIBOR plus 45 basis points. Because these options are derivatives and do not qualify for hedge accounting treatment, the gains or losses resulting from the mark-to-market of the options at the end of each reporting period are recognized as an increase or decrease in "interest and other investment income" on the Company's consolidated statement of income. During the year ended December 31, 2004, the Company recorded net income of $81,730,000, comprised of (i) $88,782,000 from the mark-to-market of the options on December 31, 2004, based on Sears' closing stock price of $51.03 per share and (ii) $2,295,000 for accrued dividends, partially offset by (i) $5,972,000 for a performance-based participation, (ii) $2,371,000 for the increase in strike price resulting from the LIBOR charge and (iii) $1,004,000 of professional fees.

On November 16, 2004, Kmart Holding Corporation ("Kmart") and Sears entered into an Agreement and Plan of Merger. Upon the effective date of the merger, each share of Sears common stock will be converted into the right to receive, at the election of the holder, (i) $50.00 in cash or (ii) 0.50 shares of common stock of the merged company, subject to proration so that 55% of the Sears shares are exchanged for shares of the merged company.

Based on Sears' most recent filing with the Securities and Exchange Commission, the Company's aggregate investment in Sears represents 4.2% of Sears' outstanding common shares.

2004 Dispositions

In anticipation of selling the Palisades Residential Complex, on February 27, 2004, the Company acquired the remaining 25% interest in the Palisades venture it did not previously own for approximately $17,000,000 in cash. On June 29, 2004, the Company sold the Palisades for $222,500,000, which resulted in a gain on sale after closing costs of $65,905,000.

On August 12, 2004, the Company sold its Dundalk, Maryland shopping center for $12,900,000, which resulted in a net gain on sale after closing costs of $9,850,000.

2004 Financings

On January 6, 2004, the Company redeemed all of its 8.375% Series D-2 Cumulative Redeemable Preferred Units at a redemption price equal to $50.00 per unit for an aggregate of $27,500,000 plus accrued distributions.

On March 17, 2004, the Company redeemed all of its Series B Preferred Shares at a redemption price equal to $25.00 per share for an aggregate of $85,000,000 plus accrued dividends. The redemption amount exceeded the carrying amount by $3,195,000, representing the original issuance costs. Upon redemption, these issuance costs were recorded as a reduction to earnings in arriving at net income applicable to common shares, in accordance with the July 2003 EITF clarification of Topic D-42.

On May 27, 2004, the Company sold $35,000,000 of 7.2% Series D-11 Cumulative Redeemable Preferred Units to an institutional investor in a private placement. These perpetual preferred units may be called without penalty at the Company's option commencing in May 2009.

On August 16, 2004, the Company completed a public offering of $250,000,000 aggregate principal amount of 4.50% senior unsecured notes due August 15, 2009. Interest on the notes is payable semi-annually on February 15, and August 15, commencing February 15, 2005. The notes were priced at 99.797% of their face amount to yield 4.546%. The notes are subject to the same financial covenants as the Company's previously issued senior unsecured debt.

On August 17, 2004, the Company sold $75,000,000 of 7.0% Series E Cumulative Redeemable Preferred Shares at a price of $25.00 per share, in a public offering pursuant to an effective registration statement. The Company may redeem the Series E Preferred Shares at a redemption price of $25.00 per share after August 20, 2009.

On November 10, 2004, the Company sold $150,000,000 of 6.75% Series F Cumulative Redeemable Preferred Shares at a price of $25.00 per share, in a public offering pursuant to an effective registration statement. The Company may redeem the Series F Preferred Shares at a redemption price of $25.00 per share after November 17, 2009.

On December 16, 2004, the Company sold $200,000,000 of 6.625% Series G Cumulative Redeemable Preferred Shares at a price of $25.00 per share, in a public offering pursuant to an effective registration statement. The Company may redeem the Series G Preferred Shares at a redemption price of $25.00 per share after January 19, 2005.

On December 17, 2004, the Company sold $20,000,000 of 6.55% Series D-12 Cumulative Redeemable Preferred Units to an institutional investor in a private offering. The Series D-12 units may be called without penalty at the option of the Company commencing in December 2009.

On December 30, 2004, the Company sold $46,700,000 of 3.0% Series D-13 Cumulative Redeemable Preferred Units to an institutional investor in a private offering. The Series D-13 units may be called without penalty at the option of the Company commencing in December 2011. The Series D-13 units may also be redeemed at the option of the holder commencing on December 2006.

On January 19, 2005, the Company redeemed all of its 8.5% Series C Cumulative Redeemable Preferred Shares and $80,000,000 of its Series D-3 Perpetual Preferred Units at the stated redemption price of $25.00 per share or $115,000,000, plus accrued distributions. The redemption amount exceeded the carrying amount by $6,052,000, representing the original issuance costs. Upon redemption in the first quarter of 2005, these issuance costs were recorded as a reduction to earnings in arriving at net income applicable to common shares, in accordance with the July 2003 EITF clarification of Topic D-42.

Overview—Leasing Activity

The following table summarizes, by business segment, the leasing statistics which the Company views as key performance indicators.

As of December 31, 2004:

	Office			Merchandise Mart		
(SQUARE FEET AND CUBIC FEET IN THOUSANDS)	New York City	CESCR	Retail	Office	Showroom	Temperature Controlled Logistics
Square feet/cubic feet	13,412	14,216	14,210	2,837	5,589	17,563/443,700
Number of properties	20	66	94	8	8	88
Occupancy rate	95.6%	91.5%[2]	93.9%	96.0%	97.6%	76.9%
Leasing Activity:						
Year Ended December 31, 2004:						
Square feet	1,502	2,824	1,021	569	1,038	—
Initial rent[1]	$43.34	$28.93	$16.33	$22.85	$22.65	—
Weighted average lease terms (years)	9.4	6.1	8.0	12.1	5.2	—
Rent per square foot on relet space:						—
Square feet	1,074	2,030	682	323	1,038	—
Initial rent[1]	$42.54	$29.38	$16.64	$22.92	$22.65	—
Prior escalated rent	$40.02	$29.98	$13.99	$24.80	$22.92	—
Percentage increase	6.3%	(2.0%)	18.9%	(7.6%)	(1.2%)	—
Rent per square foot on space previously vacant:						
Square feet	428	793	339	246	—	—
Initial rent[1]	$45.35	$27.77	$15.71	$22.76	—	—
Tenant improvements and leasing commissions per square foot	$38.63	$20.03	$4.89	$65.50	$5.38	—
Tenant improvements and leasing commissions per square foot per annum	$4.10	$3.28	$0.61	$5.42	$1.04	—
Quarter ended December 31, 2004:						
Square feet	263	568	184	81	305	—
Initial rent[1]	$49.96	$29.05	$17.48	$25.60	$21.69	—
Weighted average lease terms (years)	8.2	7.8	7.4	6.9	4.8	—
Rent per square foot on relet space:						
Square feet	153	322	103	36	305	—
Initial rent[1]	$46.70	$29.30	$21.39	$30.87	$21.69	—
Prior escalated rent	$40.74	$30.64	$17.87	$32.52	$22.31	—
Percentage increase (decrease)	14.6%	(4.4%)	19.7%	(5.1%)	(2.8%)	—
Rent per square foot on space previously vacant:						
Square feet	110	246	81	45	—	—
Initial rent[1]	$54.48	$28.73	$12.55	$21.32	—	—
Tenant improvements and leasing commissions per square foot	$36.67	$25.82	$6.54	$45.57	$4.15	—
Tenant improvements and leasing commissions per square foot per annum	$4.47	$3.31	$0.89	$6.64	$0.87	—

In addition to the leasing activity in the table above, in the year ended December 31, 2004, 51,000 square feet of retail space included in the New York City Office segment was leased at an initial rent of $118.39 per square foot and in the three months ended December 31, 2004, 9,000 square feet of retail space was leased at an initial rent of $73.86.

Overview—Leasing Activity

As of December 31, 2003:

	Office			Merchandise Mart		
(SQUARE FEET AND CUBIC FEET IN THOUSANDS)	New York City	CESCR	Retail	Office	Showroom	Temperature Controlled Logistics
Square feet/cubic feet	13,253	13,963	12,888	2,808	5,624	17,476/440,700
Number of properties	20	63	60	9	9	88
Occupancy rate	95.2%	93.9%	93.0%	92.6%	95.1%	76.2%
Leasing Activity:						
Year Ended December 31, 2003:						
Square feet	925	2,848	1,046	270	1,157	—
Initial rent[1]	$44.60	$30.26	$15.56	$21.24	$23.43	—
Weighted average lease terms (years)	9.1	4.8	12.8	9.8	5.2	
Rent per square foot on relet space:						
Square feet	677	2,510	1,046	270	1,157	—
Initial Rent[1]	$44.41	$30.62	$15.56	$21.24	$23.43	—
Prior escalated rent	$38.51	$29.86	$13.75	$22.44	$23.28	—
Percentage increase	15.3%	2.5%	13.2%	(5.3%)	0.6%	—
Rent per square foot on space previously vacant:						
Square feet	248	338	—	—	—	—
Initial rent[1]	$45.09	$27.58	—	—	—	—
Tenant improvements and leasing commissions per square foot	$38.00	$13.54	$4.46	$40.35	$7.82	—
Tenant improvements and leasing commissions per square foot per annum	$4.17	$2.85	$0.35	$4.11	$1.51	—

(1) Most leases include periodic step-ups in rent, which are not reflected in the initial rent per square foot leased.

(2) Excludes Crystal Plazas 3 and 4 containing an aggregate of 497 square feet which were taken out of service for redevelopment. See discussion of Crystal City PTO on the following page.

Crystal City PTO Space

The PTO vacated 937,000 square feet in Crystal City in the fourth quarter of 2004, of which 497,000 has been taken out of service, and will vacate another 1,002,000 square feet during 2005 and the first quarter of 2006. As of February 1, 2005, the Company has leased 416,000 square feet of the PTO space vacated. Of this space, 262,000 square feet was leased to the Federal Supply Service which will be relocated from 240,000 square feet in other Crystal City buildings, 122,000 square feet was leased to the Public Broadcasting Service and 32,000 square feet was leased to Lockheed Martin.

Below is a comparison of the Company's actual leasing activity to the Company's projection for the lease-up of this space:

	Square Feet Leased (in thousands)	
Period in which rent commences:	Projection	Actual Through February 1, 2005
Q4 2004	—	32
Q3 2005	—	122
Q4 2005	247	—
Q1 2006	793	262
Q2 2006	404	—
Q3 2006	252	—
Q4 2006	98	—
Q1 2007	145	—
	1,939	416

Straight-line rent per square foot for the actual square feet leased is $32.34 as compared to $31.94 projected. Actual tenant improvements and leasing commissions per square foot is $45.25 as compared to $45.28 projected.

The Company's original redevelopment plans for the PTO space included taking Crystal Park One and Crystal Plaza Three and Four out of service. Plans for Crystal Plaza Three and Four have not changed. Current plans for Crystal Park One are to lease its 224,000 square feet to private sector tenants, which will not require taking the building out of service, as opposed to leasing it to another government agency which would have required taking it out of service. As a result, the Company will recognize approximately $4,000,000 of expense in 2005, which under the original plan would have been capitalized as part of development costs.

Critical Accounting Policies

In preparing the consolidated financial statements management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. The summary should be read in conjunction with the more complete discussion of the Company's accounting policies included in Note 2 to the consolidated financial statements in this annual report on Form 10-K.

REAL ESTATE

Real estate is carried at cost, net of accumulated depreciation and amortization. As of December 31, 2004, the Company's carrying amount of its real estate, net of accumulated depreciation is $8.3 billion. Maintenance and repairs are charged to operations as incurred. Depreciation requires an estimate by management of the useful life of each property and improvement as well as an allocation of the costs associated with a property to its various components. If the Company does not allocate these costs appropriately or incorrectly estimates the useful lives of its real estate, depreciation expense may be misstated.

Upon acquisitions of real estate, the Company assesses the fair value of acquired assets (including land, buildings and improvements, identified intangibles such as acquired above and below market leases and acquired in-place leases and customer relationships) and acquired liabilities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141: Business Combinations and SFAS No. 142: Goodwill and Other Intangible Assets, and allocates purchase price based on these assessments. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. The Company's properties, including any related intangible assets, are reviewed for impairment if events or circumstances change indicating that the carrying amount of the assets may not be recoverable. If the Company incorrectly estimates the values at acquisition or the undiscounted cash flows, initial allocations of purchase price and future impairment charges may be different. The impact of the Company's estimates in connection with acquisitions and future impairment analysis could be material to the Company's consolidated financial statements.

IDENTIFIED INTANGIBLE ASSETS

Upon an acquisition of a business the Company records intangible assets acquired at their estimated fair value separate and apart from goodwill. The Company amortizes identified intangible assets that are determined to have finite lives which are based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the business acquired. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an intangible asset, including the related real estate when appropriate, is not recoverable and its carrying amount exceeds its estimated fair value.

As of December 31, 2004 and 2003, the carrying amounts of the Company's identified intangible assets are $176,314,000 and $130,875,000, respectively. Such amounts are included in "other assets" on the Company's consolidated balance sheet. In addition, the Company has $71,272,000 and $47,359,000, of identified intangible liabilities as of December 31, 2004 and 2003, which are included in "deferred credit" on the Company's consolidated balance sheets. If these assets are deemed to be impaired, or the estimated useful lives of finite-life intangibles change, the impact to the Company's consolidated financial statements could be material.

NOTES AND MORTGAGE LOANS RECEIVABLE

The Company's policy is to record mortgages and notes receivable at the stated principal amount net of any discount or premium. As of December 31, 2004, the carrying amount of Notes and Mortgage Loans Receivable was $440,186,000. The Company accretes or amortizes any discounts or premiums over the life of the related loan receivable utilizing the effective interest method. The Company evaluates the collectibility of both interest and principal of each of its loans, if circumstances warrant, to determine whether it is impaired. A loan is considered to be impaired, when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of the loss accrual is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the loan's effective interest rate or, as a practical expedient, to the value of the collateral if the loan is collateral dependent. The impact of the Company's estimates in connection with the collectibility of both interest and principal of its loans could be material to the Company's consolidated financial statements.

PARTIALLY-OWNED ENTITIES

As of December 31, 2004, the carrying amount of investments and advances to partially-owned entities, including Alexander's, was $605,300,000. In determining whether the Company has a controlling interest in a partially-owned entity and the requirement to consolidate the accounts of that entity, it considers factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which it will absorb the majority of the entity's expected losses, if they occur, or receive the majority of the expected residual returns, if they occur, or both. The Company has concluded that it does not have a controlling ownership interest with respect to the Company's 80% interest in Starwood Ceruzzi Venture, and 50% interests in Monmouth Mall, Wells Kinzie, Orleans Hubbard and 825 Seventh Avenue.

The Company consolidates entities that it is able to control. The Company accounts for investments on the equity method when its ownership interest is greater than 20% and less than 50%, and the Company does not have direct or indirect control. When partially-owned entities are in partnership form, the 20% threshold may be reduced. Equity method investments are initially recorded at cost and subsequently adjusted for the Company's share of net income or loss and cash contributions and distributions to and from these entities. All other investments are accounted for on the cost method.

On a periodic basis the Company evaluates whether there are any indicators that the value of the Company's investments in partially-owned entities are impaired. The ultimate realization of the Company's investment in partially-owned entities is dependent on a number of factors including the performance of the investee and market conditions. If the Company determines that a decline in the value of the investee is other than temporary, an impairment charge would be recorded.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company periodically evaluates the collectibility of amounts due from tenants and maintains an allowance for doubtful accounts ($17,339,000 as at December 31, 2004) for estimated losses resulting from the inability of tenants to make required payments under the lease agreement. The Company also maintains an allowance for receivables arising from the straight-lining of rents ($6,787,000 as at December 31, 2004). This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. These estimates may differ from actual results, which could be material to the Company's consolidated financial statements.

REVENUE RECOGNITION

The Company has the following revenue sources and revenue recognition policies:

- Base Rents—income arising from tenant leases. These rents are recognized over the non-cancelable term of the related leases on a straight-line basis which includes the effects of rent steps and rent abatements under the leases.
- Percentage Rents—income arising from retail tenant leases which are contingent upon the sales of the tenant exceeding a defined threshold. These rents are recognized in accordance with Staff Accounting Bulletin No. 104: Revenue Recognition, which states that this income is to be recognized only after the contingency has been removed (i.e. sales thresholds have been achieved).
- Hotel Revenues—income arising from the operation of the Hotel Pennsylvania which consists of rooms revenue, food and beverage revenue, and banquet revenue. Income is recognized when rooms are occupied. Food and beverage and banquet revenue are recognized when the services have been rendered.
- Trade Show Revenues—income arising from the operation of trade shows, including rentals of booths. This revenue is recognized in accordance with the booth rental contracts when the trade shows have occurred.
- Expense Reimbursements—revenue arising from tenant leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes of the respective property. This revenue is accrued in the same periods as the expenses are incurred.
- Temperature Controlled Logistics Revenue—income arising from the Company's investment in Americold. Storage and handling revenue is recognized as services are provided. Transportation fees are recognized upon delivery to customers.
- Management, Leasing and Other Fees—income arising from contractual agreements with third parties or with partially-owned entities. This revenue is recognized as the related services are performed under the respective agreements.

Before the Company recognizes revenue, it assesses among other things, its collectibility. If the Company's assessment of the collectibility of its revenue changes, the impact on the Company's consolidated financial statements could be material.

INCOME TAXES

The Company operates in a manner intended to enable it to continue to qualify as a Real Estate Investment Trust ("REIT") under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders. The Company intends to distribute to its shareholders 100% of its taxable income. Therefore, no provision for Federal income taxes is required. If the Company fails to distribute the required amount of income to its shareholders, or fails to meet other REIT requirements, it may fail to qualify as a REIT and substantial adverse tax consequences may result.

Net income and EBITDA[1] for the years ended December 31, 2004, 2003 and 2002

Below is a summary of Net income and EBITDA[1] by segment for the years ended December 31, 2004, 2003 and 2002. On January 1, 2003, the Company revised its definition of EBITDA to comply with the Securities and Exchange Commission's Regulation G concerning non-GAAP financial measures. The revised definition of EBITDA includes minority interest, gains (losses) on the sale of depreciable real estate and income arising from the straight-lining of rent and the amortization of acquired in-place leases. Accordingly, EBITDA for all periods disclosed represents "Earnings before Interest, Taxes, Depreciation and Amortization." Management considers EBITDA a supplemental measure for making decisions and assessing the unlevered performance of its segments as it is related to the return on assets as opposed to the levered return on equity. As properties are bought and sold based on a multiple of EBITDA, management utilizes this measure to make investment decisions as well as to compare the performance of its assets to that of its peers. EBITDA is not a surrogate for net income because net income is after interest expense and accordingly, is a measure of return on equity as opposed to return on assets.

December 31, 2004

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics[3]	Other[4]
Property rentals	$1,268,764	$ 838,665	$ 160,620	$ 206,668	$ —	$ 62,811
Straight-line rents:						
Contractual rent increases	35,214	27,165	4,882	3,002	—	165
Amortization of free rent	26,264	10,118	10,998	5,154	—	(6)
Amortization of acquired below market leases, net	14,570	9,697	4,873	—	—	—
Total rentals	1,344,812	885,645	181,373	214,824	—	62,970
Expense reimbursements	191,059	109,255	64,474	14,045	—	3,285
Temperature Controlled Logistics	87,428	—	—	—	87,428	—
Fee and other income:						
Tenant cleaning fees	31,293	31,293	—	—	—	—
Management and leasing fees	16,754	15,501	1,084	155	—	14
Other	35,916	25,573	1,617	8,662	—	64
Total revenues	1,707,262	1,067,267	248,548	237,686	87,428	66,333
Operating expenses	679,790	396,698	77,277	92,636	67,989	45,190
Depreciation and amortization	242,914	161,381	26,327	34,025	7,968	13,213
General and administrative	145,218	38,446	13,187	22,487	4,264	66,834
Costs of acquisitions not consummated	1,475	—	—	—	—	1,475
Total expenses	1,069,397	596,525	116,791	149,148	80,221	126,712
Operating income (loss)	637,865	470,742	131,757	88,538	7,207	(60,379)
Income applicable to Alexander's	8,580	433	668	—	—	7,479
Income (loss) from partially-owned entities	43,381	2,728	(1,678)	545	5,641	36,145
Interest and other investment income	203,995	994	397	105	220	202,279
Interest and debt expense	(241,968)	(128,729)	(58,625)	(11,255)	(6,379)	(36,980)
Net gain on disposition of wholly-owned and partially-owned assets other than real estate	19,775	369	—	—	—	19,406
Minority interest	(157,308)	—	—	—	(158)	(157,150)
Income from continuing operations	514,320	346,537	72,519	77,933	6,531	10,800
Income from discontinued operations	78,597	1,584	10,054	—	—	66,959
Net income	592,917	348,121	82,573	77,933	6,531	77,759
Interest and debt expense[2]	313,289	133,602	61,820	12,166	30,337	75,364
Depreciation and amortization[2]	296,980	165,492	30,121	34,559	34,567	32,241
Income taxes	1,664	406	—	852	79	327
EBITDA[1]	$1,204,850	$ 647,621	$ 174,514	$ 125,510	$ 71,514	$ 185,691
Percentage of EBITDA[1] by segment	100%	53.8%	14.5%	10.4%	5.9%	15.4%

Included in EBITDA[1] are (i) gains on sale of real estate of $75,755, of which $9,850 and $65,905 are in the Retail and Other segments, respectively, and (ii) net gains from the mark-to-market and conversion of derivative instruments of $135,372 and certain other gains and losses that affect comparability which are in the Other segment. Excluding these items the percentages of EBITDA by segment are 63.6% for Office, 16.6% for Retail, 12.4% for Merchandise Mart, 7.0% for Temperature Controlled Logistics and 0.4% for Other.

See Notes on page 16.

December 31, 2003

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics[3]	Other[4]
Property rentals	$1,205,822	$ 819,277	$136,490	$197,554	$ —	$ 52,501
Straight-line rents:						
Contractual rent increases	34,288	27,296	3,108	3,875	—	9
Amortization of free rent	7,071	(561)	5,390	2,251	—	(9)
Amortization of acquired below market leases, net	8,892	7,852	1,040	—	—	—
Total rentals	1,256,073	853,864	146,028	203,680	—	52,501
Expense reimbursements	179,115	102,727	56,900	16,402	—	3,086
Fee and other income:						
Tenant cleaning fees	29,062	29,062	—	—	—	—
Management and leasing fees	12,812	11,427	1,290	—	—	95
Other	20,921	8,852	4,694	7,344	—	31
Total revenues	1,497,983	1,005,932	208,912	227,426	—	55,713
Operating expenses	581,550	376,012	70,462	91,033	—	44,043
Depreciation and amortization	213,679	151,050	18,835	30,125	—	13,669
General and administrative	121,857	37,229	9,783	20,215	—	54,630
Total expenses	917,086	564,291	99,080	141,373	—	112,342
Operating income (loss)	580,897	441,641	109,832	86,053	—	(56,629)
Income applicable to Alexander's	15,574	—	640	—	—	14,934
Income (loss) from partially-owned entities	67,901	2,426	3,752	(108)	18,416	43,415
Interest and other investment income	25,397	2,956	359	93	—	21,989
Interest and debt expense	(228,860)	(133,511)	(59,674)	(14,788)	—	(20,887)
Net gain on disposition of wholly-owned and partially-owned assets other than depreciable real estate	2,343	180	—	188	—	1,975
Minority interest	(178,937)	(1,119)	—	—	—	(177,818)
Income (loss) from continuing operations	284,315	312,573	54,909	71,438	18,416	(173,021)
Income (loss) from discontinued operations	176,388	173,949	4,850	—	—	(2,411)
Net income (loss)	460,703	486,522	59,759	71,438	18,416	(175,432)
Interest and debt expense[2]	296,059	138,379	62,718	15,700	24,670	54,592
Depreciation and amortization[2]	279,507	155,743	21,642	30,749	34,879	36,494
Income taxes	1,627	45	—	—	—	1,582
EBITDA[1]	$1,037,896	$ 780,689	$144,119	$117,887	$77,965	$ (82,764)
Percentage of EBITDA[1] by segment	100%	75.2%	13.9%	11.4%	7.5%	(8.0%)

Included in EBITDA are gains on sale of real estate of $161,789, of which and $157,200 and $4,589 are in the Office and Retail segments, respectively. Excluding these items, the percentages of EBITDA by segment are 69.3% for Office, 15.9% for Retail, 13.5% for Merchandise Mart, 8.9% for Temperature Controlled Logistics and (7.6)% for Other.

See Notes on page 16.

December 31, 2002

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics[3]	Other[4]
Property rentals	$1,154,206	$ 789,194	$120,451	$191,197	$ —	$ 53,364
Straight-line rents:						
Contractual rent increases	30,994	27,269	1,777	1,772	—	176
Amortization of free rent	6,796	2,374	3,317	1,105	—	—
Amortization of acquired below market leases, net	12,353	12,188	165	—	—	—
Total rentals	1,204,349	831,025	125,710	194,074	—	53,540
Expense reimbursements	154,727	85,381	51,008	14,754	—	3,584
Fee and other income:						
Tenant cleaning fees	—	—	—	—	—	—
Management and leasing fees	14,800	13,317	1,450	33	—	—
Other	12,918	7,783	172	4,743	—	220
Total revenues	1,386,794	937,506	178,340	213,604	—	57,344
Operating expenses	517,958	329,198	61,500	86,022	—	41,238
Depreciation and amortization	197,704	142,124	14,957	26,716	—	13,907
General and administrative	100,035	33,319	7,640	20,382	—	38,694
Amortization of officer's deferred compensation expense	27,500	—	—	—	—	27,500
Costs of acquisitions and development not consummated	6,874	—	—	—	—	6,874
Total expenses	850,071	504,641	84,097	133,120	—	128,213
Operating income (loss)	536,723	432,865	94,243	80,484	—	(70,869)
Income applicable to Alexander's	29,653	—	598	—	—	29,055
Income (loss) from partially-owned entities	44,458	1,966	(687)	(339)	9,707	33,811
Interest and other investment income	31,678	6,465	323	507	—	24,383
Interest and debt expense	(232,891)	(137,509)	(56,643)	(22,948)	—	(15,791)
Net gain (loss) disposition of wholly-owned and partially-owned assets other than depreciable real estate	(17,471)	—	—	2,156	—	(19,627)
Minority interest	(140,933)	(3,526)	—	(2,249)	—	(135,158)
Income (loss) from continuing operations before cumulative effect of change in accounting principle	251,217	300,261	37,834	57,611	9,707	(154,196)
Income (loss) from discontinued operations	11,815	17,841	723	—	—	(6,749)
Cumulative effect of change in accounting principle	(30,129)	—	—	—	(15,490)	(14,639)
Net income (loss)	232,903	318,102	38,557	57,611	(5,783)	(175,584)
Cumulative effect of change in accounting principle	30,129	—	—	—	15,490	14,639
Interest and debt expense[2]	305,920	143,068	58,409	23,461	25,617	55,365
Depreciation and amortization[2]	257,707	149,361	17,532	27,006	34,474	29,334
EBITDA[1]	$ 826,659	$ 610,531	$114,498	$108,078	$ 69,798	$ (76,246)
Percentage of EBITDA[1] by segment	100%	73.9%	13.9%	13.1%	8.4%	(9.3%)

(1) EBITDA represents "Earnings Before Interest, Taxes, Depreciation and Amortization." EBITDA should not be considered a substitute for net income. EBITDA may not be comparable to similarly titled measures employed by other companies.

(2) Interest and debt expense and depreciation and amortization included in the reconciliation of net income to EBITDA reflects the Company's share of the interest and debt expense and depreciation and amortization of its partially-owned entities.

(3) Operating results for the year ended December 31, 2004, reflect the consolidation of the Company's investment in Americold Realty Trust beginning on November 18, 2004. Previously, this investment was accounted for on the equity method. See page 39 for condensed pro forma operating results of Americold Realty Trust for the years ended December 31, 2004 and 2003, giving effect to the acquisition of its tenant, Americold Logistics, as if it had occurred on January 1, 2003.

(4) Other EBITDA is comprised of:

For the Year Ended December 31, (AMOUNTS IN THOUSANDS)	2004	2003	2002
Newkirk Master Limited Partnership:			
Equity in income[A]	$ 52,331	$ 68,341	$ 60,756
Interest and other income[B]	18,186	8,532	8,795
Alexander's[C]	25,909	22,361	38,838
Industrial warehouses	5,309	6,208	6,223
Hotel Pennsylvania	15,643	4,573	7,636
GMH Communities L.P.[D]	—	—	—
Student Housing	1,440	2,000	2,340
	118,818	112,015	124,588
Minority interest expense	(157,150)	(177,556)	(135,158)
Corporate general and administrative expenses	(62,854)	(51,461)	(34,743)
Investment income and other[E]	215,639	28,350	22,907
Discontinued Operations:			
Palisades	3,792	5,006	161
400 North LaSalle	1,541	(680)	—
Gain on sale of Palisades	65,905	—	—
Net gain on sale of marketable securities	—	2,950	12,346
Primestone foreclosure and impairment loss	—	(1,388)	(35,757)
Amortization of Officer's deferred compensation expense	—	—	(27,500)
Write-off of 20 Times Square pre-development costs	—	—	(6,874)
Gain on transfer of mortgages	—	—	2,096
Net gain on sale of air rights	—	—	1,688
	$ 185,691	$ (82,764)	$ (76,246)

(A) EBITDA for the year ended December 31, 2004, includes the Company's $2,901 share of impairment losses recorded by Newkirk MLP, partially offset by the Company's $2,705 share of gains on sale of real estate. EBITDA for the year ended December 31, 2003, includes the Company's $9,900 share of gains on sale of real estate and early extinguishment of debt, partially offset by a charge of $1,210 for an impairment loss and a litigation settlement. The remaining decrease in EBITDA from 2003 to 2004 is due primarily to the sale of properties (primarily Stater Brothers Supermarkets).

(B) Interest and other income for the year ended December 31, 2004, includes a gain of $7,494, resulting from the exercise of an option by the Company's joint venture partner to acquire certain MLP units held by the Company. The MLP units subject to this option had been issued to the Company on behalf of the Company's joint venture partner in exchange for the Company's operating partnership units as part of the tender offers to acquire certain of the units of the MLP in 1998 and 1999.

(C) Includes Alexander's stock appreciation rights compensation expense, of which the Company's share was $25,340, $14,868 and $0 for the year ended December 31, 2004, 2003 and 2002, respectively. The year ended December 31, 2004, also includes the Company's $1,274 share of a gain on sale of land parcel and the Company's $1,010 share of Alexander's loss on early extinguishment of debt.

(D) The Company's share of EBITDA for the period from November 3, 2004 to December 31, 2004, will be recognized in the quarter ended March 31, 2005, as the investee has not published its earnings for the year ended December 31, 2004 prior to the filing of the Company's annual report on Form 10-K.

(E) See page 22 for details.

Results Of Operations—Years Ended December 31, 2004 and December 31, 2003

Revenues

The Company's revenues, which consist of property rentals, tenant expense reimbursements, Temperature Controlled Logistics revenues, hotel revenues, trade shows revenues, amortization of acquired below market leases net of above market leases pursuant to SFAS No. 141 and 142, and fee income, were $1,707,262,000 for the year ended December 31, 2004, compared to $1,497,983,000 in the prior year, an increase of $209,279,000. Below are the details of the increase (decrease) by segment:

(AMOUNTS IN THOUSANDS)	Date of Acquisition	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics	Other
Property rentals:							
Increase (decrease) due to:							
Acquisitions:							
Bergen Mall	December 2003	$ 10,156	$ —	$ 10,156	$ —	$ —	$ —
2101 L Street	August 2003	7,197	7,197	—	—	—	—
So. California supermarkets	July 2004	2,217	—	2,217	—	—	—
Marriot Hotel	July 2004	1,890	1,890	—	—	—	—
25 W. 14th Street	March 2004	2,212	—	2,212	—	—	—
Forest Plaza Shopping Center	February 2004	2,581	—	2,581	—	—	—
99-01 Queens Boulevard	August 2004	491	—	491	—	—	—
Lodi Shopping Center	November 2004	267	—	267	—	—	—
Burnside Plaza Shopping Center	December 2004	166	—	166	—	—	—
Development placed into service:							
4 Union Square South		6,989	—	6,989	—	—	—
Amortization of acquired below market leases, net		5,806	1,973	3,833	—	—	—
Operations:							
Hotel activity		13,075[1]	—	—	—	—	13,075[1]
Trade shows activity		3,033	—	—	3,033	—	—
Leasing activity		32,659	20,721[2]	6,433	8,111	—	(2,606)
Total increase in property rentals		88,739	31,781	35,345	11,144	—	10,469
Tenant expense reimbursements:							
Increase (decrease) due to:							
Acquisitions		7,561	1,157	6,404	—	—	—
Operations		4,383	5,371[3]	1,170	(2,357)[4]	—	199
Total increase (decrease) in tenant expense reimbursements		11,944	6,528	7,574	(2,357)	—	199
Temperature Controlled Logistics (effect of consolidating Americold from November 18, 2004 vs. equity method prior)		87,428	—	—	—	87,428	—
Fee and other income:							
Increase (decrease) in:							
Acquisitions (Kaempfer Management Company)		3,695	3,695	—	—	—	—
Lease cancellation fee income		8,505	9,829[5]	(1,291)	(33)	—	—
BMS Cleaning fees		2,231	2,231	—	—	—	—
Management and leasing fees		328	379	(206)	155	—	—
Other		6,409	6,892[6]	(1,786)	1,351	—	(48)
Total increase (decrease) in fee and other income		21,168	23,026	(3,283)	1,473	—	(48)
Total increase in revenues		$209,279	$61,335	$39,636	$10,260	$87,428	$10,620

See notes on following page.

See Leasing Activity on page 8 for further details and corresponding changes in occupancy.

Notes to preceding tabular information:

(1) Average occupancy and REVPAR were 78.9% and $77.56 for the year ended December 31, 2004 compared to 63.7% and $58.00 for the prior year.

(2) Reflects increases of $19,845 from New York City Office primarily from higher rents for space relet.

(3) Reflects higher reimbursements from tenants resulting primarily from increases in New York City Office real estate taxes and utilities.

(4) Reflects lower reimbursements from tenants resulting primarily from a decrease in accrued real estate taxes based on the finalization of 2003 real estate taxes in September of 2004.

(5) The increase relates to early lease terminations at the Company's 888 Seventh Avenue and 909 Third Avenue office properties for approximately 175 square feet, a substantial portion of which has been re-leased at equal or higher rents (see page 8).

(6) Reflects an increase of $4,541 from New York Office, which primarily relates to an increase in Penn Plaza signage income.

Expenses

The Company's expenses were $1,069,397,000 for the year ended December 31, 2004, compared to $917,086,000 in the prior year, an increase of $152,311,000.

Below are the details of the increase (decrease) by segment:

(AMOUNTS IN THOUSANDS)	Date of Acquisition	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics	Other
Operating:							
Increase (decrease) due to:							
Acquisitions:							
Bergen Mall	December 2003	$ 6,015	$ —	$ 6,015	$ —	$ —	$ —
2101 L Street	August 2003	2,431	2,431	—	—	—	—
25 W. 14th Street	March 2004	254	—	254	—	—	—
Forest Plaza Shopping Center	February 2004	986	—	986	—	—	—
99-01 Queens Boulevard	August 2004	109	—	109	—	—	—
Lodi Shopping Center	November 2004	36	—	36	—	—	—
Burnside Plaza Shopping Center	December 2004	66	—	66	—	—	—
Development placed into service:							
4 Union Square South		1,139	—	1,139	—	—	—
Americold—effect of consolidating Americold from November 18, 2004 vs. equity method accounting prior		67,989	—	—	—	67,989	—
Hotel activity		1,862	—	—	—	—	1,862
Trade shows activity		1,946	—	—	1,946	—	—
Operations		15,407	18,255[1]	(1,790)[2]	(343)[3]	—	(715)
Total increase in operating expenses		98,240	20,686	6,815	1,603	67,989	1,147
Depreciation and amortization:							
Increase (decrease) due to:							
Acquisitions/Development		10,214	2,249	7,965	—	—	—
Americold—effect of consolidating Americold from November 18, 2004 vs. equity method accounting prior		7,968	—	—	—	7,968	—
Operations		11,053[4]	8,082	(473)	3,900	—	(456)
Total increase (decrease) in depreciation and amortization		29,235	10,331	7,492	3,900	7,968	(456)
General and administrative:							
Increase due to:							
Americold—effect of consolidating Americold from November 18, 2004 vs. equity method accounting prior		4,264	—	—	—	4,264	—
Operations		19,097[5]	1,217	3,404	2,272	—	12,204
Total increase in general and administrative		23,361	1,217	3,404	2,272	4,264	12,204
Cost of acquisitions and development not consummated		1,475[6]	—	—	—	—	1,475[6]
Total increase in expenses		$152,311	$32,234	$17,711	$7,775	$80,221	$14,370

See notes on following page.

(1) Results primarily from (i) a $8,134 increase in real estate taxes, of which $6,700 relates to the New York Office portfolio, (ii) a $5,452 increase in utility costs, of which $2,816 and $2,636 relate to the New York Office and CESCR portfolios, respectively and (iii) a $1,192 increase due to higher of repairs and maintenance (primarily New York Office).

(2) Results primarily from a net decrease in the allowance for bad debts due to recoveries in 2004.

(3) Results primarily from (i) reversal of overaccrual of 2003 real estate taxes of $3,928, based on finalization of 2003 taxes in September 2004, offset by (ii) increase in the allowance for straight-lined rent receivables in 2004 of $3,585.

(4) Primarily due to additions to buildings and improvements during 2003 and 2004.

(5) The increase in general and administrative expenses results from:

Bonuses to four executive vice presidents in connection with the successful leasing, development and financing of Alexander's	$ 6,500
Costs of Vornado Operating Company litigation in 2004 (see page 42 for further details)	4,643
Legal fees in 2004 in connection with Sears investment	1,004
Increase in payroll and fringe benefits	6,555
Severance payments and the non-cash charge related to the accelerated vesting of severed employees' restricted stock in 2003 in excess of 2004 amounts	(2,319)
Costs in 2003 in connection with the relocation of CESCR's accounting operations to the Company's administrative headquarters in New Jersey	(1,123)
Other, net	3,837
	$19,097

(6) Results from the write-off of costs associated with the Mervyn's Department Stores acquisition not consummated.

Income Applicable to Alexander's

Income applicable to Alexander's (loan interest income, management, leasing, development and commitment fees, and equity in income) was $33,920,000 before $25,340,000 of Alexander's stock appreciation rights compensation ("SAR") expense or $8,580,000 net, in the year ended December 31, 2004, compared to income of $30,442,000 before $14,868,000 of SAR expense or $15,574,000 net, in the year ended December 31, 2003, a decrease after SAR expense of $6,994,000. This decrease resulted primarily from (i) an increase in the Company's share of Alexander's SAR expense of $10,472,000, (ii) the Company's $1,434,000 share of Alexander's loss on early extinguishment of debt in 2004, partially offset by, (iii) income in 2004 from the commencement of leases with Bloomberg on November 15, 2003 and other tenants in second half of 2004 at Alexander's 731 Lexington Avenue property and (iv) the Company's $1,274 share of gain on sale of a land parcel in the quarter ended September 30, 2004.

Income from Partially-Owned Entities

Below are the condensed statements of operations of the Company's unconsolidated subsidiaries as well as the increase (decrease) in income from these partially-owned entities for the years ended December 31, 2004 and 2003:

For the year ended:

(AMOUNTS IN THOUSANDS)	Total	Newkirk MLP	Temperature Controlled Logistics(2)	Monmouth Mall	Partially-Owned Office Buildings	Starwood Ceruzzi Joint Venture	Other
December 31, 2004:							
Revenues		$239,496	$131,053	$ 24,936	$118,660	$ 1,649	
Expenses:							
Operating, general and administrative		(23,495)	(29,351)	(9,915)	(48,329)	(3,207)	
Depreciation		(45,134)	(50,211)	(6,573)	(19,167)	(634)	
Interest expense		(80,174)	(45,504)	(6,390)	(32,659)	—	
Other, net		45,344	(5,387)	(3,208)	975	(4,791)	
Net income (loss)		$136,037	$ 600	$ (1,150)	$ 19,480	$ (6,983)	
Vornado's interest		22.4%	47.6%	50%	17%	80%	
Equity in net income (loss)	$ 22,860	$ 24,041(1)	$ 360	$ (576)	$ 2,935	$ (5,586)(5)	$ 1,686
Interest and other income	14,459	11,396(4)	(20)	3,290	(207)	—	—
Fee income	6,062	—	5,035	1,027	—	—	—
Income (loss) from partially-owned entities	$ 43,381	$ 35,437	$ 5,375	$ 3,741	$ 2,728	$ (5,586)	$ 1,686
December 31, 2003:							
Revenues		$273,500	$119,605	$ 24,121	$ 99,590	$ 4,394	
Expenses:							
Operating, general and administrative		(15,357)	(6,905)	(10,520)	(39,724)	(3,381)	
Depreciation		(51,777)	(56,778)	(4,018)	(18,491)	(998)	
Interest expense		(97,944)	(41,117)	(6,088)	(27,548)	—	
Other, net		43,083	5,710	(3,220)	2,516	(866)	
Net income (loss)		$151,505	$ 20,515	$ 275	$ 16,343	$ (851)	
Vornado's interest		22.6%	60%	50%	15%	80%	
Equity in net income (loss)	$ 51,057	$ 33,243(3)	$ 12,869	$ 138	$ 2,426	$ (681)(5)	$ 3,062(6)
Interest and other income	10,292	7,002	—	3,290	—	—	—
Fee income	6,552	—	5,547	1,005	—	—	—
Income (loss) from partially-owned entities	$ 67,901	$ 40,245	$ 18,416	$ 4,433	$ 2,426	$ (681)	$ 3,062
Increase (decrease) in income from partially-owned entities	$(24,520)	$ (4,808)	$ (13,041)(2)	$ (692)	$ 302	$ (4,905)(5)	$ (1,376)(6)

(1) Includes the Company's $2,479 share of gains on sale of real estate and the Company's $2,901 share of impairment losses recorded by Newkirk MLP. Excludes the Company's $7,119 share of the gain recognized by Newkirk MLP on the sale of its Stater Brothers real estate portfolio to the Company on July 29, 2004, which was reflected as an adjustment to the basis of the Company's investment.

(2) On November 4, 2004, Americold purchased its tenant, AmeriCold Logistics, for $47,700 in cash. In addition, on November 18, 2004 the Company and its 40% partner, CEI collectively sold 20.7% of Americold's common shares to Yucaipa for $145,000, which resulted in a gain, of which the Company's share was $18,789. Beginning on November 18, 2004, the Company is deemed to exercise control over Americold and, accordingly, began to consolidate the operations and financial position of Americold into its accounts and ceased accounting for the investment on the equity method. See page 39 for further details.

(3) Includes the Company's $9,900 share of gains on sale of real estate and early extinguishment of debt.

(4) Includes a gain of $7,494, resulting from the exercise of an option by the Company's joint venture partner to acquire certain MLP units held by the Company.

(5) Equity in income for the year ended December 31, 2004 includes the Company's $3,833 share of an impairment loss. Equity in income for the year ended December 31, 2003 includes the Company's $2,271 share of income from the settlement of a tenant bankruptcy claim, partially offset by the Company's $876 share of a net loss on disposition of leasehold improvements.

(6) Includes $5,583 for the Company's share of Prime Group Realty L.P.'s equity in net income of which $4,413 was for the Company's share of Prime Group's lease termination fee income. On May 23, 2003, the Company exchanged the units it owned for common shares and no longer accounts for its investment in the partnership on the equity method.

Interest and Other Investment Income

Interest and other investment income (interest income on mortgage loans receivable, other interest income and dividend income) was $203,995,000 for the year ended December 31, 2004, compared to $25,397,000 in the year ended December 31, 2003, an increase of $178,598,000. This increase results from:

(AMOUNTS IN THOUSANDS)	
Income from the mark-to-market of Sears' option position (see page 6 for details)	$ 82,734
Investment in GMH Communities L.P. (see page 5 for details):	
Net gain on exercise of warrants for 6.7 million GMH limited partnership units	29,452
Net gain from the mark-to-market of 5.6 million warrants at December 31, 2004	24,190
Distributions received on $159,000 commitment	16,581
Increase in interest income on $275,000 GM building mezzanine loans[1]	22,187
Interest income recognized on the repayment of the Company's loan to Vornado Operating Company in November 2004	4,771
Increase in interest income from mezzanine loans in 2004	5,495
Other, net—primarily $5,655 of contingent interest income in 2003 from the Dearborn Center loan	(6,812)
	$178,598

(1) On January 7, 2005, the Company was repaid $275,000 of loans secured by partnership interests in the General Motors Building. Vornado also received a prepayment penalty of $4,500 together with interest through January 14, 2005 on $225,000 of these loans. The $4,500 and an additional $879 of unamortized fees will be included in income in the first quarter of 2005.

Interest and Debt Expense

Interest and debt expense was $241,968,000 for the year ended December 31, 2004, compared to $228,860,000 in the year ended December 31, 2003, an increase of $13,108,000. This increase is primarily due to (i) $6,379,000 resulting from the consolidation of the Company's investment in Americold Realty Trust from November 18, 2004 vs. equity method accounting prior, (ii) $7,411,000 from an increase in average outstanding debt balances, primarily due to the issuance of $250,000,000 and $200,000,000 of senior unsecured notes in August 2004 and November 2003, respectively, and (iii) $1,206,000 from an increase in the weighted average interest rate on total debt of three basis points.

Net Gain on Disposition of Wholly-owned and Partially-owned Assets other than Depreciable Real Estate

The following table sets forth the details of net gain on disposition of wholly-owned and partially-owned assets other than depreciable real estate for the years ended December 31, 2004 and 2003:

For the Year Ended December 31, (AMOUNTS IN THOUSANDS)	2004	2003
Wholly-owned Assets:		
Gain on sale of residential condominiums units	$ 776	$ 282
Net (loss) gain on sale of marketable securities	(159)	2,950
Loss on settlement of Primestone guarantees	—	(1,388)
Gain on sale of land parcels	—	499
Partially-owned Assets:		
Net gain on sale of a portion of investment in Americold to Yucaipa	18,789	—
Other	369	—
	$19,775	$ 2,343

Minority Interest

Minority interest was $157,308,000 for the year ended December 31, 2004, compared to $178,937,000 for the prior year, a decrease of $21,629,000. The decrease is primarily due to lower distributions and allocations to preferred unit holders as a result of the Company's redemptions of the Series D-2 preferred units in January 2004 and Series C-1 and D-1 preferred units in the fourth quarter of 2003.

Discontinued Operations

Assets related to discontinued operations consist primarily of real estate, net of accumulated depreciation. The following table set forth the balances of the assets related to discontinued operations as of December 31, 2004 and 2003.

December 31, (AMOUNTS IN THOUSANDS)	2004	2003
400 North LaSalle	$ 82,624	$ 80,685
Arlington Plaza	35,127	36,109
Palisades (sold on June 29, 2004)	—	138,629
Baltimore (Dundalk) (sold on August 12, 2004)	—	2,167
Vineland	908	908
	$118,659	$258,498

The following table sets forth the balances of the liabilities related to discontinued operations (primarily mortgage notes payable) as of December 31, 2004 and 2003.

December 31, (AMOUNTS IN THOUSANDS)	2004	2003
Arlington Plaza	$15,867	$ 16,487
400 North LaSalle	5,187	3,038
Palisades (sold on June 29, 2004)	—	120,000
	$21,054	$139,525

The combined results of operations of the assets related to discontinued operations for the years ended December 31, 2004 and 2003 are as follows:

December 31, (AMOUNTS IN THOUSANDS)	2004	2003
Total Revenues	$19,799	$ 47,770
Total Expenses	16,957	33,171
Net income	2,842	14,599
Gains on sale of real estate	75,755	161,789
Income from discontinued operations	$78,597	$176,388

On January 9, 2003, the Company sold its Baltimore, Maryland shopping center for $4,752,000, which resulted in a net gain after closing costs of $2,644,000.

On October 10, 2003, the Company sold Two Park Avenue, a 965,000 square foot office building, for $292,000,000, which resulted in a net gain on the sale after closing costs of $156,433,000.

On November 3, 2003, the Company sold its Hagerstown, Maryland shopping center for $3,100,000, which resulted in a net gain on sale after closing costs of $1,945,000.

In anticipation of selling the Palisades Residential Complex, on February 27, 2004, the Company acquired the remaining 25% interest in the Palisades venture it did not previously own for approximately $17,000,000 in cash. On June 29, 2004, the Company sold the Palisades for $222,500,000, which resulted in a net gain on sale after closing costs of $65,905,000.

On August 12, 2004, the Company sold its Dundalk, Maryland shopping center for $12,900,000, which resulted in a net gain on sale after closing costs of $9,850,000.

EBITDA

Below are the details of the changes by segment in EBITDA.

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics	Other
Year ended December 31, 2003	$1,037,896	$ 780,689	$144,119	$117,887	$77,965	$ (82,764)
2004 Operations:						
Same store operations[1]		18,793	7,333	10,144	—	
Acquisitions, dispositions and non-same store income and expenses		(151,861)	23,062	(2,521)	(6,451)	
Year ended December 31, 2004	$1,204,850	$ 647,621	$174,514	$125,510	$71,514	$185,691
% increase in same store operations		3.1%[2]	5.5%	8.9%[3]	N/A[4]	

(1) Represents operations which were owned for the same period in each year and excludes non-recurring income and expenses which are included in acquisitions, dispositions and non-same store income and expenses above.

(2) EBITDA and the same store percentage increase were $343,421 and 4.4% for the New York office portfolio and $304,200 and 1.7% for the CESCR portfolio.

(3) EBITDA and the same store percentage increase reflect the commencement of the WPP Group leases (228 square feet) in the third quarter of 2004 and the Chicago Sun Times lease (127 square feet) in the second quarter of 2004. EBITDA for the year ended December 31, 2004, exclusive of the incremental impact of these leases was $121,876 or a 5.6% same store increase over the prior year.

(4) Not comparable because prior to November 4, 2004, (date the operations of AmeriCold Logistics were combined with Americold Realty Trust), the Company reflected its equity in the rent Americold received from AmeriCold Logistics. Subsequent thereto, the Company reflects its equity in the operations of the combined company. See page 39 for condensed pro forma operating results of Americold for the years ended December 31, 2004 and 2003, giving effect to the acquisition of its tenant, AmeriCold Logistics, as if it had occurred on January 1, 2003.

Results of Operations—Years Ended December 31, 2003 and December 31, 2002

Revenues

The Company's revenues, which consist of property rentals, tenant expense reimbursements, hotel revenues, trade shows revenues, amortization of acquired below market leases net of above market leases pursuant to SFAS No. 141 and 142, and fee income, were $1,497,983,000 for the year ended December 31, 2003, compared to $1,386,794,000 in the prior year, an increase of $111,189,000. Below are the details of the increase (decrease) by segment:

(AMOUNTS IN THOUSANDS)	Date of Acquisition	Total	Office	Retail	Merchandise Mart	Other
Property rentals:						
Acquisitions:						
Las Catalinas (acquisition of remaining 50% and consolidation vs. equity method accounting for 50%)	September 2002	$ 8,546	$ —	$ 8,546	$ —	$ —
Crystal Gateway One	July 2002	5,851	5,851	—	—	—
435 Seventh Avenue (placed in service)	August 2002	4,528	—	4,528	—	—
2101 L Street	August 2003	4,958	4,958	—	—	—
Bergen Mall	December 2003	602	—	602	—	—
424 Sixth Avenue	July 2002	557	—	557	—	—
(Decrease) increase in amortization of acquired below market leases, net		(3,461)	(4,336)	875	—	—
Operations:						
Hotel activity		73(1)	—	—	—	73(1)
Trade Shows activity		3,807(2)	—	—	3,807(2)	—
Leasing activity		26,263	16,366(3)	5,210(4)	5,799(5)	(1,112)
Total increase (decrease) in property rentals		51,724	22,839	20,318	9,606	(1,039)
Tenant expense reimbursements:						
Acquisitions		4,290	238	4,052	—	—
Operations		20,098	17,108(6)	1,840	1,648	(498)
Total increase (decrease) in tenant expense reimbursements		24,388	17,346	5,892	1,648	(498)
Fee and other income:						
Acquisitions:						
BMS Tenant cleaning fees		28,968	28,968	—	—	—
Kaempfer management and leasing fees		2,441	2,441	—	—	—
Increase (decrease) in:						
Lease cancellation fee income		4,429	514	2,056	1,859	—
Management and leasing fees		(3,844)	(3,667)(7)	(160)	(17)	—
Other		3,083	(15)	2,466	726	(94)
Total increase (decrease) in fee and other income		35,077	28,241	4,362	2,568	(94)
Total increase (decrease) in revenues		$111,189	$ 68,426	$30,572	$13,822	$ (1,631)

See notes on following page.

See Leasing Activity on page 8 for further details and corresponding changes in occupancy.

Notes to preceding tabular information:

(1) Average occupancy and REVPAR for the Hotel Pennsylvania were 64% and $58 for the year ended December 31, 2003 compared to 65% and $58 for the prior year.

(2) Reflects an increase of $2,841 resulting from the rescheduling of two trade shows from the fourth quarter of 2002, in which they were previously held to the first quarter of 2003, and $1,400 relates to a new show held for the first time in 2003, partially offset by lower trade show revenue in 2003 primarily due to a smaller April Market show as a result of a conversion of trade show space to permanent space.

(3) Reflects increases of $12,953 from New York City Office leasing activity and $3,413 from CESCR's leasing activity. These increases resulted primarily from higher rents for space relet in 2003 and 2002 (full year impact in 2003 as compared to a partial year in 2002) and an increase in CESCR occupancy of .3% this year, partially offset by a decrease in NYC office occupancy of .6%. Initial rent for the 677 square feet of space relet in New York City was $44.41 per square foot in 2003, a 15.3% increase over prior escalated rent. Initial rent for the 2,510 square feet of space relet in CESCR portfolio was $30.62 per square foot a 2.5% increase over prior escalated rents. For further details of NYC and CESCR office leasing activity see page 8.

(4) Resulted primarily from (i) an increase in the occupancy rate from 88.3% at December 31, 2002 to 93.0% at December 31, 2003 as a result of leasing space previously vacated by Bradlees and Kmart and (ii) higher rents for space relet in 2003 and 2002 (full year impact in 2003 as compared to a partial year in 2002). Initial rent for the 1,046 square feet of space relet in 2003 was $15.56 per square foot, a 13.2% increase over prior rent. For further details of Retail leasing activity see page 8.

(5) Reflects an increase in occupancy of Merchandise Mart office space of 0.9% from 2002, higher rents for 1,157 square feet of showroom space relet in 2003 and 911 square feet relet in 2002 (full year impact in 2003 as compared to partial year impact in 2002), partially offset by a decrease in Merchandise Mart showroom occupancy of .1% from 2002 and lower rents for 270 square feet of office space relet in 2003. Initial rents for the 1,157 square feet of showroom space relet in 2003 was $23.43, a 0.6% increase over prior escalated rent. Initial rents for the 270 square feet of office space relet in 2003 was $21.24, a 5.3% decrease over prior escalated rent. For further details of Merchandise Mart leasing activity see page 8.

(6) Reflects higher reimbursements from tenants resulting primarily from increases in real estate taxes. The increases in Office and Retail were $19,383 and $3,247, before reductions of $2,215 and $1,407 in the current quarter relating to the true-up of prior year's billings.

(7) Results primarily from a $3,444 decrease in CESCR third party leasing revenue from $7,100 in 2002 to $3,656 in 2003 as a result of the closing of one of the CESCR leasing offices.

Expenses

The Company's expenses were $917,086,000 for the year ended December 31, 2003, compared to $850,071,000 in the prior year, an increase of $67,015,000. Below are the details of the increase (decrease) by segment:

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Other
Operating:					
Acquisitions:					
BMS	$ 19,789	$19,789	$ —	$ —	$ —
Las Catalinas (acquisition of remaining 50% and consolidation vs. equity method accounting for 50%)	3,007	—	3,007	—	—
Crystal Gateway One	1,742	1,742	—	—	—
Bergen Mall	399	—	399	—	—
2101 L Street	1,531	1,531	—	—	—
435 Seventh Avenue	503	—	503	—	—
424 Sixth Avenue	98	—	98	—	—
Hotel activity	2,769	—	—	—	2,769(1)
Trade Shows activity	1,487	—	—	1,487(2)	—
Operations	32,267(3)	23,752(3)	4,955(3)	3,524(3)	36(3)
	63,592	46,814	8,962	5,011	2,805
Depreciation and amortization:					
Acquisitions	5,966	4,026	1,940	—	—
Operations	10,009	4,900(4)	1,938	3,409(4)	(238)
	15,975	8,926	3,878	3,409	(238)
General and administrative:					
Acquisitions	4,915	4,274	641	—	—
Operations	16,907(5)	(364)	1,502	(167)	15,936
	21,822	3,910	2,143	(167)	15,936
Costs of acquisitions and development not consummated	(6,874)	—	—	—	(6,874)
Amortization of officer's deferred compensation expense	(27,500)	—	—	—	(27,500)
Total increase (decrease) in expenses	$ 67,015	$59,650	$14,983	$8,253	$(15,871)

(1) The increase in Hotel Pennsylvania's operating expenses was primarily due to a $1,700 increase in real estate taxes and a $500 increase in utility costs over the prior year.

(2) Results primarily from the rescheduling of two trade shows from the fourth quarter of 2002, in which they were previously held to the first quarter of 2003, and due to a new trade show held for the first time in 2003.

(3) Below are the details of the increases (decreases) in operating expenses by segment:

	Total	Office	Retail	Merchandise Mart	Other
Real estate taxes	$26,935	$20,904(a)	$1,245	$4,724	$ 62
Utilities	(946)	(906)	364	(483)	79
Maintenance	5,286	2,997	2,302	(33)	20
Ground rent	950	1,005	(55)	—	—
Bad debt expense	(29)	(1,541)	1,238	274	—
Other	71	1,293	(139)	(958)	(125)
	$32,267	$23,752	$4,955	$3,524	$ 36

(a) Relates primarily to an increase in New York Office.

(4) Increases in depreciation and amortization for the Office and Merchandise Mart segments are primarily due to additions to buildings and improvements.

(5) The increase in general and administrative expenses results from:

Increase in professional fees in connection with information technology, corporate governance, insurance, and other projects.	$ 4,675
Severance payments in 2003 to two senior executives ($3,211) and the non-cash charge related to the accelerated vesting of their restricted stock ($1,626).	4,837
Other severance	860
Increase in corporate payroll and fringe benefits of which $755 is due to a decrease in capitalized development payroll and $407 is due to the Company's deferred compensation plan (offset by an equal amount of investment income)	2,872
Costs in connection with the relocation of CESCR's back office operations to the Company's administrative headquarters in New Jersey	1,123
Stock compensation expense (see below)	1,898
Other	642
	$16,907

As part of the 2002 annual compensation review, in lieu of stock options, on January 28, 2003 the Company granted 166,990 restricted shares at $34.50 per share (the then closing stock price on the NYSE) to employees of the Company. These awards vest over a 5-year period. Stock-based compensation expense is recognized on a straight-line basis over the vesting period. In the year ended December 31, 2003, the Company recognized stock-based compensation expense of $1,898,000 (excluding severance charges), of which $1,020,000 related to January 2003 restricted stock awards.

Income Applicable to Alexander's

Income applicable to Alexander's (interest income, management, leasing, development and commitment fees, and equity in income) was $15,574,000 for the year ended December 31, 2003, compared to $29,653,000 in the prior year, a decrease of $14,079,000. This decrease resulted primarily from (i) Alexander's stock appreciation rights compensation expense of which the Company's share was $14,868,000 in 2003 compared to zero in 2002, partially offset by (ii) Alexander's gain on the sale of its Third Avenue property of which the Company's share was $3,524,000 in 2002, and (iii) income resulting from the commencement of the lease with Bloomberg (87% of the space) on November 15, 2003 at Alexander's 731 Lexington Avenue property of which the Company's share was $1,589,000.

Income from Partially-Owned Entities

Below are the condensed statements of operations of the Company's unconsolidated subsidiaries as well as the increase (decrease) in income from these partially-owned entities for the years ended December 31, 2003 and 2002:

For the year ended:

(AMOUNTS IN THOUSANDS)	Total	Newkirk MLP	Temperature Controlled Logistics	Monmouth Mall	Partially-Owned Office Buildings	Starwood Ceruzzi Joint Venture	Las Catalinas Mall	Other
December 31, 2003:								
Revenues		$ 273,500	$119,605	$ 24,121	$ 99,590	$ 4,394		
Expenses:								
Operating, general and administrative		(15,357)	(6,905)	(10,520)	(39,724)	(3,381)		
Depreciation		(51,777)	(56,778)	(4,018)	(18,491)	(998)		
Interest expense		(97,944)	(41,117)	(6,088)	(27,548)	—		
Other, net		43,083	5,710	(3,220)	2,516	(866)		
Net income (loss)		$ 151,505	$ 20,515	$ 275	$ 16,343	$ (851)		
Vornado's interest		22.6%	60%	50%	15%	80%		
Equity in net income (loss)	$51,057	$ 33,243[1]	$ 12,869[2]	$ 138	$ 2,426	$ (681)		$ 3,062
Interest and other income	10,292	7,002	—	3,290[3]	—	—		—
Fee income	6,552	—	5,547	1,005	—	—		—
Income (loss) from partially-owned entities	$67,901	$ 40,245	$ 18,416	$ 4,433	$ 2,426	$ (681)	N/A[4]	$ 3,062
December 31, 2002:								
Revenues		$295,369	$117,663	$ 5,760	$ 50,205	$ 695	$10,671	
Expenses:								
Operating, general and administrative		(8,490)	(7,904)	(2,510)	(21,827)	(2,265)	(3,102)	
Depreciation		(34,010)	(59,328)	(943)	(9,094)	(1,430)	(1,482)	
Interest expense		(121,219)	(42,695)	(1,520)	(11,354)	—	(3,643)	
Other, net		(9,790)	(2,150)	48	389	(200)	(802)	
Net income (loss)		$ 121,860	$ 5,586	$ 835	$ 8,319	$ (3,200)	$ 1,642	
Vornado's interest		21.7%	60%	50%	24%	80%	50%	
Equity in net income (loss)	$30,664	$ 26,500	$ 4,144	$ 791[3]	$ 1,966	$ (2,560)	$ 851	$ (1,028)
Interest and other income	8,000	8,000	—	—	—	—	—	—
Fee income	5,794	—	5,563	231	—	—	—	—
Income (loss) from partially-owned entities	$44,458	$ 34,500	$ 9,707	$ 1,022	$ 1,966	$ (2,560)	$ 851	$ (1,028)
Increase (decrease) in income from partially-owned entities	$23,443	$ 5,745[1]	$ 8,709[2]	$ 3,411[3]	$ 460	$ 1,879	$ (851)[4]	$ 4,090

(1) The increase reflects the Company's share of the following items from the Newkirk MLP in 2003 including (i) $7,200 of net gains on the sale of 11 properties, (ii) a gain of $1,600 on the early extinguishment of debt, partially offset by, (iii) a charge of $538 in connection with a litigation claim, (iv) a charge of $353 for an asset impairment and (v) $930 in Federal and state taxes.

(2) The Company reflects its 60% share of Vornado Crescent Portland Partnership's (the "Landlord") rental income it receives from AmeriCold Logistics, its tenant, which leases the underlying temperature controlled warehouses used in its business. The Company's joint venture does not recognize rental income unless earned and collection is assured or cash is received. The Company did not recognize $25,087 of rent it was due for the year ended December 31, 2003, which together with previously deferred rent was $49,436 at December 31, 2003. The following summarizes the increase in income for the year ended December 31, 2003 over the prior year:

Increase in rent from Tenant	$ 1,220
Decrease in general and administrative expenses	544
Gain on sale of real estate in 2003 ($486) as compared to a loss on sale of real estate in 2002 ($2,026)	2,512
Income tax refund received in 2003	1,345
Decrease in depreciation and interest expense and other	3,088
	$ 8,709

(3) The Company acquired a 50% interest in the Monmouth Mall on October 10, 2002. Equity in net income of the Monmouth Mall includes the Company's preferred return of $3,290 and $748 for the years ended December 31, 2003 and 2002.

(4) On September 23, 2002, the Company acquired the remaining 50% of the Mall and 25% of the Kmart anchor store it did not previously own. Accordingly, the operations of Las Catalinas are consolidated into the accounts of the Company subsequent to September 23, 2002.

Interest and Other Investment Income

Interest and other investment income (interest income on mortgage loans receivable, other interest income and dividend income) was $25,397,000 for the year ended December 31, 2003, compared to $31,678,000 in the year ended December 31, 2002, a decrease of $6,281,000. This decrease resulted primarily from (i) lower average investments at lower yields, partially offset by (ii) $5,655,000 of contingent interest income recognized in connection with the repayment of the Dearborn Center loan and (iii) $5,028,000 of interest income recognized on the $225,000,000 GM Building mezzanine loans, for the period from October 20, 2003 through December 31, 2003.

Interest and Debt Expense

Interest and debt expense was $228,860,000 for the year ended December 31, 2003, compared to $232,891,000 in the year ended December 31, 2002, a decrease of $4,031,000. This decrease was primarily comprised of a $11,285,000 savings from a 77 basis point reduction in weighted average interest rates of the Company's variable rate debt, partially offset by (i) the consolidation as of September 2002 of the Las Catalinas operations which were previously included in income from partially-owned entities, (ii) a full year of interest expense on the Company's $500,000,000 Senior Unsecured Notes due 2007 which were issued in June 2002 and (iii) a reduction in interest capitalized in connection with development projects.

Net (Loss) Gain on Disposition of Wholly-owned and Partially-owned Assets other than Depreciable Real Estate

The following table sets forth the details of net (loss) gain on disposition of wholly-owned and partially-owned assets other than depreciable real estate for the years ended December 31, 2003 and 2002:

For the Year Ended December 31,

(AMOUNTS IN THOUSANDS)	2003	2002
Wholly-owned Assets:		
Net gain on sale of marketable securities	$ 2,950	$ 12,346
Loss on settlement of Primestone guarantees (2003) and foreclosure and impairment losses (2002)	(1,388)	(35,757)
Gain on sale of land parcels	499	—
Gain on sale of residential condominiums units	282	2,156
Gain on transfer of mortgages	—	2,096
Net gain on sale of air rights	—	1,688
	$ 2,343	$(17,471)

Primestone Foreclosure and Impairment Losses

On September 28, 2000, the Company made a $62,000,000 loan to Primestone Investment Partners, L.P. ("Primestone"). The loan bore interest at 16% per annum. Primestone defaulted on the repayment of this loan on October 25, 2001. The loan was subordinate to $37,957,000 of other debt of the borrower that liened the Company's collateral. On October 31, 2001, the Company purchased the other debt for its face amount. The loans were secured by 7,944,893 partnership units in Prime Group Realty, L.P., the operating partnership of Prime Group Realty Trust (NYSE:PGE) and the partnership units are exchangeable for the same number of common shares of PGE. The loans were also guaranteed by affiliates of Primestone.

On November 19, 2001, the Company sold, pursuant to a participation agreement with a subsidiary of Cadim Inc., a Canadian pension fund, a 50% participation in both loans at par for approximately $50,000,000 reducing the Company's net investment in the loans at December 31, 2001 to $56,768,000 including unpaid interest and fees of $6,790,000. The participation did not meet the criteria for "sale accounting" under SFAS 140 because Cadim was not free to pledge or exchange the assets.

On April 30, 2002, the Company and Cadim acquired the 7,944,893 partnership units at a foreclosure auction. The price paid for the units by application of a portion of Primestone's indebtedness to the Company and Cadim was $8.35 per unit, the April 30, 2002 closing price of shares of PGE on the New York Stock Exchange. On June 28, 2002, pursuant to the terms of the participation agreement, the Company transferred 3,972,447 of the partnership units to Cadim.

In the second quarter of 2002, in accordance with foreclosure accounting, the Company recorded a loss on the Primestone foreclosure of $17,671,000 calculated based on (i) the acquisition price of the units and (ii) its valuation of the amounts realizable under the guarantees by affiliates of Primestone, as compared with the net carrying amount of the investment at April 30, 2002. In the third quarter of 2002, the Company recorded a $2,229,000 write-down on its investment based on costs expended to realize the value of the guarantees. Further, in the fourth quarter of 2002, the Company recorded a $15,857,000 write-down of its investment in Prime Group consisting of (i) $14,857,000 to adjust the carrying amount of the Prime Group units to $4.61 per unit, the closing price of PGE shares on the New York Stock Exchange at December 31, 2002 and (ii) $1,000,000 for estimated costs to realize the value of the guarantees. The Company considered the decline in the value of the units which are convertible into stock to be other than temporary as of December 31, 2002, based on the fact that the market value of the stock had been less than its cost for more than six months, the severity of the decline, market trends, the financial condition and near-term prospects of Prime Group and other relevant factors.

At December 31, 2002, the Company's carrying amount of the investment was $23,908,000, of which $18,313,000 represents the carrying amount of the 3,972,447 partnership units owned by the Company ($4.61 per unit), $6,100,000 represents the amount expected to be realized under the guarantees, partially offset by $1,005,000 representing the Company's share of Prime Group's net loss through September 30, 2002, as the Company recorded its share of Prime Group's earnings on a one-quarter lag basis.

On June 11, 2003, the Company exercised its right to exchange the 3,972,447 units it owned in Prime Group Realty L.P. for 3,972,447 common shares in Prime Group Realty Trust. Prior to the exchange, the Company accounted for its investment in the partnership on the equity method. Subsequent to the exchange, the Company is accounting for its investment in PGE as a marketable equity security-available for sale, as the Company's shares represent less than a 20% ownership interest in PGE (which is not a partnership), the Company does not have significant influence and the common shares have a readily determinable fair value. Accordingly, the carrying amount previously included in Investments and Advances to Partially-Owned Entities was reclassified to Marketable Securities on the Company's consolidated balance sheet. The Company is also required to mark these securities to market based on the closing price of the PGE shares on the NYSE at the end of each reporting period. For the period from June 11, 2003 through December 31, 2003, the Company recorded a $6,623,000 unrealized gain, which is not included in the Company's net income, but is reflected as a component of Accumulated Other Comprehensive Loss in the Shareholders' Equity section of the consolidated balance sheet. From the date of exchange, income recognition is limited to dividends received on the PGE shares.

On June 13, 2003, the Company received its $5,000,000 share of a settlement with affiliates of Primestone Investment Partners of the amounts due under the guarantees of the Primestone loans. In connection therewith, the Company recognized a $1,388,000 loss on settlement of the guarantees, which has been reflected as a component of "net gains on disposition of wholly-owned and partially-owned assets" in the Company's 2003 consolidated statement of income.

Gain on Transfer of Mortgages

In the year ended December 31, 2002, the Company recorded a net gain of $2,096,000 resulting from payments to the Company by third parties that assumed certain of the Company's mortgages. Under these transactions the Company paid to the third parties that assumed the Company's obligations the outstanding amounts due under the mortgages and the third parties paid the Company for the benefit of assuming the mortgages. The Company has been released by the creditors underlying these loans.

Net Gain on Sale of Air Rights

In 2002, the Company constructed a $16.3 million community facility and low-income residential housing development (the "30th Street Venture"), in order to receive 163,728 square feet of transferable development rights, generally referred to as "air rights." The Company donated the building to a charitable organization. The Company sold 106,796 square feet of these air rights to third parties at an average price of $120 per square foot. An additional 28,821 square feet of air rights was sold to Alexander's at a price of $120 per square foot for use at Alexander's 59th Street development project (the "59th Street Project"). In each case, the Company received cash in exchange for air rights. The Company identified third party buyers for the remaining 28,111 square feet of air rights of the 30th Street Venture. These third party buyers wanted to use the air rights for the development of two projects located in the general area of 86th Street which was not within the required geographical radius of the construction site nor in the same Community Board as the low-income housing and community facility project. The 30th Street Venture asked Alexander's to sell 28,111 square feet of the air rights it already owned to the third party buyers (who could use them) and the 30th Street Venture would replace them with 28,111 square feet of air rights. In October 2002, the Company sold 28,111 square feet of air rights to Alexander's for an aggregate sales price of $3,059,000 (an average of $109 per square foot). Alexander's then sold an equal amount of air rights to the third party buyers for an aggregate sales price of $3,339,000 (an average of $119 per square foot).

Net Gains on Sale of Residential Condominium Units

The Company recognized net gains of $282,000 and $2,156,000 during 2003 and 2002, from the sale of residential condominiums.

Minority Interest

Minority interest was $178,937,000 for the year ended December 31, 2003, compared to $140,933,000 for the prior year, an increase of $38,040,000. The increase is primarily due to higher income in 2003, primarily as a result of net gains on sale of real estate of $161,789,000, and an increase in preferred unit distributions of $2,187,000, representing the original issuance costs on the redemption of the Series D-1 preferred units.

Discontinued Operations

Assets related to discontinued operations consist primarily of real estate, net of accumulated depreciation. The following table sets forth the balances of the assets related to discontinued operations as of December 31, 2003 and 2002.

December 31, (AMOUNTS IN THOUSANDS)	2003	2002
Palisades (sold on June 29, 2004)	$ 138,629	$ 142,333
400 North LaSalle	80,685	27,600
Arlington Plaza	36,109	36,666
Baltimore (Dundalk) (sold on August 12, 2004)	2,167	2,050
Vineland	908	978
Two Park Avenue (sold on October 10, 2003)	—	123,076
Baltimore (sold on January 9, 2003)	—	2,218
Hagerstown (sold on November 3, 2003)	—	1,013
	$ 258,498	$ 335,934

The following table sets forth the balances of the liabilities related to discontinued operations (primarily mortgage notes payable) as of December 31, 2003 and 2002.

December 31, (AMOUNTS IN THOUSANDS)	2003	2002
Palisades (sold on June 29, 2004)	$ 120,000	$ 100,000
Arlington Plaza	16,487	17,054
400 North LaSalle	3,038	—
	$ 139,525	$ 117,054

The combined results of operations of the assets related to discontinued operations for the years ended December 31, 2003 and 2002 are as follows:

December 31, (AMOUNTS IN THOUSANDS)	2003	2002
Total Revenues	$ 47,770	$ 48,283
Total Expenses	33,171	36,468
Net income	14,599	11,815
Net gains on sales of real estate	161,789	—
Income from discontinued operations	$ 176,388	$ 11,815

On January 9, 2003, the Company sold its Baltimore, Maryland shopping center for $4,752,000, which resulted in a net gain after closing costs of $2,644,000.

On October 10, 2003, the Company sold Two Park Avenue, a 965,000 square-foot office building, for $292,000,000, which resulted in a net gain on the sale after closing costs of $156,433,000.

On November 3, 2003, the Company sold its Hagerstown, Maryland shopping center for $3,100,000, which resulted in a net gain on sale after closing costs of $1,945,000.

Cumulative Effect of Change in Accounting Principle

In September 2001, the Financial Accounting Standards Board issued SFAS No. 142, *Goodwill and Other Intangible Assets* (effective January 1, 2002). SFAS No. 142 specifies that goodwill and some intangible assets will no longer be amortized but instead be subject to periodic impairment testing. In the first quarter of 2002, the Company wrote-off goodwill of approximately $30,129,000 of which (i) $15,490,000 represents its share of the goodwill arising from the Company's investment in Temperature Controlled Logistics and (ii) $14,639,000 represents goodwill arising from the Company's acquisition of the Hotel

Pennsylvania. The write-off was reflected as a cumulative effect of a change in accounting principle in the 2002 consolidated statement income.

EBITDA

Below are the details of the changes by segment in EBITDA.

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics	Other
Year ended December 31, 2002	$ 826,659	$ 610,531	$ 114,498	$ 108,078	$ 69,798	$ (76,246)
2003 Operations:						
Same store operations(1)		5,670	5,086	4,445	3,517(3)	
Acquisitions, dispositions and non-same store income and expenses		164,488	24,535	5,364	4,650	
Year ended December 31, 2003	$1,037,896	$ 780,689	$ 144,119	$ 117,887	$ 77,965	$ (82,764)
% increase in same store operations		1.0%(2)	4.5%	4.1%	4.8%(3)	

(1) Represents operations which were owned for the same period in each year and excludes non-recurring income and expenses which are included in acquisitions, dispositions and non-same store income and expenses above.

(2) EBITDA and the same store percentage increase (decrease) were $488,419 ($331,886 excluding gains on sale of real estate of $156,533) and 3.3% (excluding such gains) for the New York office portfolio and $292,270 and (1.7%) for the CESCR portfolio. 36% of the same store decrease at CESCR reflects a reduction in third party net leasing fees.

(3) The Company reflects its 60% share of Vornado Crescent Portland Partnership's (the "Landlord") rental income it receives from AmeriCold Logistics, its tenant, which leases the underlying temperature controlled warehouses used in its business. The Company's joint venture does not recognize rental income unless earned and collection is assured or cash is received. The Company did not recognize $25,087 of rent it was due for the year ended December 31, 2003, which together with previously deferred rent is $49,436. The tenant has advised the Landlord that (i) its revenue for the year ended December 31, 2003 from the warehouses it leases from the Landlord, is lower than last year by 1.3%, and (ii) its gross profit before rent at these warehouses for the corresponding period is higher than last year by $607 (a 0.4% increase). In addition, in 2003, the tenant and the Landlord had lower general and administrative expenses and the Landlord received $885 of EBITDA from its investment in the quarries it acquired in December 2002 which was reflected in the gross profit of the tenant in the prior year.

Supplemental Information

Three Months Ended December 31, 2004 and December 31, 2003

Below is a summary of Net Income and EBITDA[1] by segment for the three months ended December 31, 2004 and 2003.

For The Three Months Ended December 31, 2004

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics[3]	Other[4]
Property rentals	$326,684	$208,933	$ 45,025	$ 54,787	$ —	$ 17,939
Straight-line rents:						
Contractual rent increases	9,795	7,332	1,280	1,092	—	91
Amortization of free rent	7,507	3,312	2,366	1,828	—	1
Amortization of acquired below market leases, net	3,268	1,928	1,340	—	—	—
Total rentals	347,254	221,505	50,011	57,707	—	18,031
Expense reimbursements	49,381	28,545	18,488	1,434	—	914
Temperature Controlled Logistics	87,428	—	—	—	87,428	—
Fee and other income:						
Tenant cleaning fees	8,606	8,606	—	—	—	—
Management and leasing fees	3,560	3,278	296	5	—	(19)
Other	8,485	4,814	50	3,607	—	14
Total revenues	504,714	266,748	68,845	62,753	87,428	18,940
Operating expenses	223,575	102,016	20,561	23,094	67,989	9,915
Depreciation and amortization	70,521	42,300	7,410	9,898	7,968	2,945
General and administrative	55,062	9,863	3,681	6,744	4,264	30,510
Total expenses	349,158	154,179	31,652	39,736	80,221	43,370
Operating income (loss)	155,556	112,569	37,193	23,017	7,207	(24,430)
Income applicable to Alexander's	4,203	88	174	—	—	3,941
Income from partially-owned entities	9,739	749	556	64	37	8,333
Interest and other investment income	167,331	361	180	22	220	166,548
Interest and debt expense	(65,883)	(31,212)	(14,144)	(2,799)	(6,379)	(11,349)
Net gain on disposition of wholly-owned and partially-owned assets other than depreciable real estate	18,999	369	—	—	—	18,630
Minority interest	(50,192)	—	—	—	(158)	(50,034)
Income from continuing operations	239,753	82,924	23,959	20,304	927	111,639
Income (loss) from discontinued operations	201	252	(189)	—	—	138
Net income	239,954	83,176	23,770	20,304	927	111,777
Interest and debt expense[2]	78,474	32,473	15,022	3,025	7,326	20,628
Depreciation and amortization[2]	78,378	43,409	8,690	10,031	8,601	7,647
Income taxes	829	113	—	573	79	64
EBITDA[1]	$397,635	$159,171	$ 47,482	$ 33,933	$ 16,933	$140,116

See notes on page 37.

For The Three Months Ended December 31, 2003

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics[3]	Other[4]
Property rentals	$309,598	$205,493	$ 35,442	$51,906	$ —	$ 16,757
Straight-line rents:						
Contractual rent increases	7,740	5,102	173	2,504	—	(39)
Amortization of free rent	2,423	237	1,415	780	—	(9)
Amortization of acquired below market leases, net	2,189	1,640	549	—	—	—
Total rentals	321,950	212,472	37,579	55,190	—	16,709
Expense reimbursements	45,476	27,893	14,275	2,949	—	359
Fee and other income:						
Tenant cleaning fees	7,300	7,300	—	—	—	—
Management and leasing fees	3,031	2,620	347	—	—	64
Other	7,592	2,292	326	5,026	—	(52)
Total revenues	385,349	252,577	52,527	63,165	—	17,080
Operating expenses	147,766	92,839	17,153	26,391	—	11,383
Depreciation and amortization	58,892	39,969	6,322	8,924	—	3,677
General and administrative	35,324	10,426	2,177	5,872	—	16,849
Total expenses	241,982	143,234	25,652	41,187	—	31,909
Operating income (loss)	143,367	109,343	26,875	21,978	—	(14,829)
Income applicable to Alexander's	3,233	—	161	—	—	3,072
Income (loss) from partially-owned entities	13,736	358	847	(253)	7,213	5,571
Interest and other investment income	9,176	1,066	211	10	—	7,889
Interest and debt expense	(58,575)	(33,288)	(14,780)	(3,637)	—	(6,870)
Net loss on disposition of wholly-owned and partially-owned assets other than depreciable real estate	2,950	—	—	—	—	2,950
Minority interest	(67,284)	—	—	—	—	(67,284)
Income (loss) from continuing operations	46,603	77,479	13,314	18,098	7,213	(69,501)
Income (loss) from discontinued operations	158,541	157,468	1,998	—	—	(925)
Net income (loss)	205,144	234,947	15,312	18,098	7,213	(70,426)
Interest and debt expense[2]	72,841	34,555	15,583	3,854	6,158	12,691
Depreciation and amortization[2]	78,270	40,871	6,796	9,282	8,722	12,599
Income taxes	1,627	45	—	—	—	1,582
EBITDA[1]	$357,882	$310,418	$ 37,691	$31,234	$22,093	$(43,554)

See notes on following page.

Notes to preceding tabular information:

(1) EBITDA represents "Earnings Before Interest, Taxes, Depreciation and Amortization." EBITDA should not be considered a substitute for net income. EBITDA may not be comparable to similarly titled measures employed by other companies.

(2) Interest and debt expense and depreciation and amortization included in the reconciliation of net income to EBITDA reflects amounts which are netted in income from partially-owned entities.

(3) Operating results for the year ended December 31, 2004, reflect the consolidation of the Company's investment in Americold beginning on November 18, 2004. Previously, this investment was accounted for on the equity method. See page 39 for condensed pro forma operating results of Americold for the three months ended December 31, 2004 and 2003, giving effect to the acquisition of its tenant, AmeriCold Logistics, as if it had occurred on January 1, 2003.

(4) Other EBITDA is comprised of:

For the Three Months Ended December 31,

(AMOUNTS IN THOUSANDS)	2004	2003
Newkirk:		
Equity in income of MLP	$ 13,746	$ 15,119
Interest and other income	2,540	2,311
Alexander's	8,839	5,896
Hotel Pennsylvania	7,680	4,023
Industrial warehouses	1,506	1,365
Student Housing	186	494
	34,497	29,208
Minority interest expense	(50,034)	(67,284)
Corporate general and administrative expenses	(29,488)	(16,758)
Investment income and other[(a)]	184,311	7,069
Discontinued Operations:		
Palisades	(7)	1,697
400 North LaSalle	837	(436)
Gains on sale of marketable securities	—	2,950
	$140,116	$(43,554)

(a) The three months ended December 31, 2004 includes (i) $81,730 of income from the mark-to-market of the Sears' option position, (ii) $29,452 of net gain on exercise of GMH warrants for limited partnership units, (iii) $24,190 of income from the mark-to-market of the remaining GMH warrants, (iv) $11,081 of interest income on $159,000 GMH commitment, (v) $8,512 of interest income on the GM building mezzanine loans and (vi) $4,771 of interest income on the repayment of the Company's loan to Vornado Operating.

In comparing the financial results of the Company's segments on a sequential quarterly basis, the following should be noted:

- The third quarter of the Office and Merchandise Mart segments have historically been impacted by higher net utility costs than in each other quarter of the year;
- The fourth quarter of the Retail segment has historically been higher than each of the first three quarters due to the recognition of percentage rental income; and
- The second and fourth quarter of the Merchandise Mart segment have historically been higher than the first and third quarters due to major trade shows occurring in those quarters.

Below are the details of the changes by segment in EBITDA for the three months ended December 31, 2004 compared to the three months ended December 31, 2003.

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics	Other
Three months ended December 31, 2003	$357,882	$ 310,418	$37,691	$31,234	$22,093	$ (43,554)
2004 Operations:						
Same store operations[1]		2,872	2,223	2,829[3]	—	
Acquisitions, dispositions and non-recurring income and expenses		(154,119)	7,568	(130)	(5,160)	
Three months ended December 31, 2004	$397,635	$ 159,171	$47,482	$33,933	$16,933	$140,116
% increase in same store operations		1.9%[2]	6.2%	9.7%[3]	N/A%[4]	

(1) Represents operations, which were owned for the same period in each year.

(2) EBITDA and same store percentage increase (decrease) was $87,445 and 4.8% for the New York City office portfolio and $71,726 and (1.2%) for the CESCR portfolio.

(3) EBITDA and the same store percentage increase reflect the commencement of leases with WPP Group (228,000 square feet) in the third quarter of 2004 and the Chicago Sun Times (127,000 square feet) in the second quarter of 2004. EBITDA for the year ended December 31, 2004, exclusive of the incremental impact of these leases was $31,844, representing a 2.5% same store percentage increase.

(4) Not comparable because prior to November 4, 2004, (date the operations of AmeriCold Logistics were combined with Americold), the Company reflected its equity in the rent Americold received from AmeriCold Logistics. Subsequent thereto, the Company reflects its equity in the operations of the combined company. See page 39 for condensed pro forma operating results of Americold for the three months ended December 31, 2004 and 2003, giving effect to the acquisition of its tenant, AmeriCold Logistics, as if it had occurred on January 1, 2003.

Below are the details of the changes by segment in EBITDA for the three months ended December 31, 2004 compared to the three months ended September 30, 2004:

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics	Other
Three months ended September 30, 2004	$263,759	$165,704	$52,148	$30,591	$19,191	$ (3,875)
2004 Operations:						
Same store operations[1]		1,948	3,721	1,998[4]	—	
Acquisitions, dispositions and non-recurring income and expenses		(8,481)	(8,387)[3]	1,344	(2,258)	
Three months ended December 31, 2004	$397,635	$159,171	$47,482	$33,933	$16,933	$140,116
% increase in same store operations		1.3%[2]	9.0%	6.7%[4]	N/A[5]	

(1) Represents operations, which were owned for the same period in each year.

(2) EBITDA and same store percentage increase (decrease) was $ 87,282 and 4.7% for the New York City office portfolio and $70,766 and (2.4%) for the CESCR portfolio.

(3) EBITDA for the three months ended September 30, 2004 includes a gain on the sale of the Company's Dundalk Shopping Center of $9,850.

(4) Primarily due to seasonality of trade shows operations.

(5) Not comparable because prior to November 4, 2004, (date the operations of AmeriCold Logistics were combined with Americold), the Company reflected its equity in the rent Americold received from AmeriCold Logistics. Subsequent thereto, the Company reflects its equity in the operations of the combined company. See page 39 for condensed pro forma operating results of Americold for the three months ended December 31, 2004 and 2003, giving effect to the acquisition of its tenant, AmeriCold Logistics, as if it had occurred on January 1, 2003.

Below is a reconciliation of net income and EBITDA for the three months ended September 30, 2004.

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics	Other
Net income (loss) for the three months ended September 30, 2004	$ 108,523	$ 88,666	$ 29,648	$ 19,299	$ 2,781	$ (31,871)
Interest and debt expense	80,335	34,092	15,720	3,013	7,796	19,714
Depreciation and amortization	74,294	42,673	6,780	8,000	8,614	8,227
Income Taxes	607	273	—	279	—	55
EBITDA for the three months ended September 30, 2004	$ 263,759	$ 165,704	$ 52,148	$ 30,591	$ 19,191	$ (3,875)

Investment in Americold Realty Trust

Prior to November 18, 2004, the Company owned a 60% interest in Vornado Crescent Portland Partnership ("VCPP") which owned Americold Realty Trust ("Americold"). Americold owns 88 temperature controlled warehouses, all of which were leased to AmeriCold Logistics. On November 4, 2004, Americold purchased its tenant, AmeriCold Logistics, for $47,700,000 in cash. On November 18, 2004, the Company and its 40% partner, Crescent Real Estate Equities Company ("CEI") collectively sold 20.7% of Americold's common shares to The Yucaipa Companies ("Yucaipa") for $145,000,000, which resulted in a gain, of which the Company's share was $18,789,000. The sale price was based on a $1.450 billion valuation for Americold before debt and other obligations. Yucaipa is a private equity firm with significant expertise in the food distribution, logistics and retail industries. Upon closing of the sale to Yucaipa on November 18, 2004, Americold is owned 47.6% by the Company, 31.7% by CEI and 20.7% by Yucaipa. Pursuant to the sales agreement: (i) Yucaipa may earn a promote of 20% of the increase in the value of Americold through December 31, 2007, limited to 10% of the Company's and CEI's remaining interest in Americold; (ii) the annual asset management fee payable by CEI to the Company has been reduced from approximately $5,500,000 to $4,548,000, payable quarterly through October 30, 2027. CEI, at its option, may terminate the payment of this fee at any time after November 2009, by paying the Company a termination fee equal to the present value of the remaining payments through October 30, 2007, discounted at 10%. In addition, CEI is obligated to pay a pro rata portion of the termination fee to the extent it sells a portion of its equity interest in Americold; and (iii) VCPP was dissolved. The Company has the right to appoint three of the five members to Americold's Board of Trustees. Consequently, the Company is deemed to exercise control over Americold and, on November 18, 2004, the Company began to consolidate the operations and financial position of Americold into its accounts and no longer accounts for its investment on the equity method.

The following is a pro forma presentation of the results of operations of Americold for the three months and years ended December 31, 2004 and 2003, giving effect to the acquisition of AmeriCold Logistics as if it had occurred on January 1, 2003.

	For the Year Ended December 31,		For the Three Months Ended December 31,	
(AMOUNTS IN THOUSANDS)	2004	2003	2004	2003
Revenue	$ 701,707	$ 655,286	$ 191,595	$ 176,610
Cost of operations	545,971	482,284	146,694	128,390
Gross margin	155,736	173,002	44,901	48,220
Depreciation, depletion and amortization	72,059	71,860	17,666	17,950
Interest expense	52,285	41,634	13,799	10,440
General and administrative expense	32,940	35,355	6,946	10,426
Other expense (income), net	11,137	(601)	5,879	(1,778)
Net (loss) income	(12,685)	24,754	611	11,182
Depreciation and amortization	71,622	71,386	17,567	17,836
Interest expense	52,285	41,634	13,799	10,440
Income taxes	4,640	1,989	775	(1,344)
EBITDA	$ 115,862	$ 139,763	$ 32,752	$ 38,114
Same store % increase (decrease)	(5.3%)		.8%	

Revenue was $701,707,000 for the year ended December 31, 2004, compared to $655,286,000 for the year ended December 31, 2003, an increase of $46,421,000. The increase in revenue for the year ended December 31, 2004 was primarily due to (i) $36,406,000 from Americold's transportation management services business from both new and existing customers, (ii) $6,692,000 from new managed warehouse contracts, net of a contract termination in the fourth quarter of 2004 and (iii) an increase in handling and accessorial services.

Gross margin from owned warehouses was $150,515,000 or 34.4%, for the year ended December 31, 2004, compared to $159,909,000, or 36.9%, for the year ended December 31, 2003, a decrease of $9,394,000. This decrease was primarily attributable to (i) lower productivity related to new business at the Atlanta warehouses, (ii) lower average occupancy at the Carthage warehouse and (iii) a change in revenue mix as higher margin storage revenues declined and lower margin handling revenues increased.

Gross margin from other operations (i.e., transportation, management services and managed warehouses) was $5,221,000 for the year ended December 31, 2004, compared to $13,093,000 for the year ended December 31, 2003, a decrease of $7,872,000. This decrease was primarily the result of (i) a $5,062,000 change in the estimate of unbilled transportation revenue, (ii) lower margins in the transportation management services business due to tightened truck supply in 2004 as a result of new legislation reducing the hours that drivers are permitted to drive in a day, partially offset by (iii) an increase in gross margin from new and existing managed warehouse customers.

Interest expense was $52,285,000 for the year ended December 31, 2004, compared to $41,634,000 for the year ended December 31, 2003, an increase of $10,651,000. The increase was primarily due to higher average debt outstanding as Americold obtained a mortgage financing on 28 of its unencumbered properties in February 2004.

General and administrative expense was $32,940,000 for the year ended December 31, 2004, compared to $35,355,000 for the prior year, a decrease of $2,415,000. This decrease resulted primarily from a lower bonus provision.

Other expense, net, was $11,137,000 for the year ended December 31, 2004, compared to other income, net, of $601,000 for the year ended December 31, 2003, a decrease of $11,738,000. This decrease resulted primarily from (i) $7,569,000 for the write-off of the remaining net book value of two vacant warehouse facilities and assets related to a managed warehouse contract that was terminated 2004, (ii) $2,241,000 of income in 2003 resulting from a tax refund, and (iii) a gain of $850,000 in 2003 resulting from a sale of warehouse.

Related Party Transactions

Loan and Compensation Agreements

In accordance with the terms of the employment arrangement with Steven Roth, the Company's Chief Executive Officer, and subject to a letter agreement dated November 1999, Mr. Roth may draw up to $15,000,000 of loans on a revolving basis. Each loan bears interest, payable quarterly, at the applicable Federal rate on the date the loan is made and matures on the sixth anniversary of such loan. Loans are collateralized by assets with a value of not less than two times the amount outstanding. At December 31, 2004, the outstanding balance under this arrangement was $13,122,500 (of which $4,704,500 is shown as a reduction in shareholders' equity). The amount outstanding matures in January 2006 and bears interest at a weighted average rate of 4.49% per annum.

At December 31, 2004, the balance of the loan due from Michael Fascitelli, the Company's President, in accordance with his employment agreement was $8,600,000. The loan matures in December 2006 and bears interest, payable quarterly, at a weighted average rate of 3.97% (based on the applicable Federal rate).

Effective January 1, 2002, the Company extended its employment agreement with Mr. Fascitelli for a five-year period through December 31, 2006. Pursuant to the extended employment agreement, Mr. Fascitelli is entitled to receive a deferred payment on December 31, 2006 of 626,566 Vornado common shares which are valued for compensation purposes at $27,500,000 (the value of the shares on March 8, 2002, the date the extended employment agreement was executed). The shares are held in a rabbi trust for the benefit of Mr. Fascitelli and vested 100% on December 31, 2002. The extended employment agreement does not permit diversification, allows settlement of the deferred compensation obligation by delivery of these shares only, and permits the deferred delivery of these shares. The value of these shares was amortized ratably over the one-year vesting period as compensation expense.

Pursuant to the Company's annual compensation review in February 2002 with Joseph Macnow, the Company's Chief Financial Officer, the Compensation Committee approved a $2,000,000 loan to Mr. Macnow, bearing interest at the applicable federal rate of 4.65% per annum and due in June 2007. The loan was funded on July 23, 2002 and is collateralized by assets with a value of not less than two times the loan amount.

On March 11, 2004, the Company loaned $2,000,000 to Melvyn Blum, an executive officer of the Company, pursuant to the revolving credit facility contained in his January 2000 employment agreement. The loan bears interest at 1.57% per annum (the Federal rate) and is due in March 2007.

On February 22, 2005, the Company and Sandeep Mathrani, Executive Vice President—Retail Division, entered into a new employment agreement. Pursuant to the agreement, the Company granted Mr. Mathrani (i) 16,836 restricted shares of the Company's stock, (ii) stock options to acquire 300,000 of the Company's common shares at an exercise price of $71.275 per share and (iii) the right to receive 200,000 stock options over the next two years at the then prevailing market price. In addition, Mr. Mathrani repaid the $500,000 loan the Company provided him under his prior employment agreement.

Transactions with Affiliates and Officers and Trustees of the Company

ALEXANDER'S

The Company owns 33% of Alexander's. Mr. Roth and Mr. Fascitelli are Officers and Directors of Alexander's, the Company provides various services to Alexander's in accordance with management, development and leasing agreements and the Company has made loans to Alexander's aggregating $124,000,000 at December 31, 2004. These agreements and the loans are described in Note 5—Investments in Partially-Owned Entities to the Company's consolidated financial statements in this annual report on Form 10-K. In addition, in 2002, the Company sold air rights to Alexander's, details of which are provided in Note 3—Acquisitions and Dispositions to the Company's consolidated financial statements in this annual report on Form 10-K.

INTERSTATE PROPERTIES

As of December 31, 2004, Interstate Properties and its partners beneficially owned approximately 10.8% of the common shares of beneficial interest of the Company and 27.4% of Alexander's common stock. Interstate Properties is a general partnership in which Steven Roth, David Mandelbaum and Russell B. Wight, Jr. are the partners. Mr. Roth is the Chairman of the Board and Chief Executive Officer of the Company, the managing general partner of Interstate Properties, and the Chief Executive Officer and a director of Alexander's. Messrs. Mandelbaum and Wight are trustees of the Company and also directors of Alexander's.

The Company manages and leases the real estate assets of Interstate Properties pursuant to a management agreement for which the Company receives an annual fee equal to 4% of base rent and percentage rent. The management agreement has a term of one year and is automatically renewable unless terminated by either of the parties on sixty days' notice at the end of the term. The Company believes based upon comparable fees charged by other real estate companies that its terms are fair to the Company. The Company earned $726,000, $703,000 and $747,000 of management fees under the management agreement for the years ended December 31, 2004, 2003 and 2002. In addition, during fiscal years 2003 and 2002, as a result of a previously existing leasing arrangement with Alexander's, Alexander's paid to Interstate $587,000 and $703,000, respectively, for the leasing and other services actually rendered by the Company. Upon receipt of these payments, Interstate promptly paid them over to the Company without retaining any interest therein. This arrangement was terminated at the end of 2003 and all payments by Alexander's thereafter for these leasing and other services are made directly to the Company.

VORNADO OPERATING COMPANY ("VORNADO OPERATING")

In October 1998, Vornado Operating was spun off from the Company in order to own assets that the Company could not itself own and conduct activities that the Company could not itself conduct. Vornado Operating's primary asset was its 60% investment in AmeriCold Logistics, which leased 88 refrigerated warehouses from Americold, owned 60% by the Company. The Company granted Vornado Operating a $75,000,000 unsecured revolving credit facility that was to expire on December 31, 2004. Borrowings under the revolving credit facility bore interest at LIBOR plus 3%. The Company received a commitment fee equal to 1% per annum on the average daily unused portion of the facility. At the time of its dissolution referred to below, Vornado Operating had outstanding 4,068,924 shares and its operating partnership had outstanding 447,017 units. At such time, trustees and officers of the Company held approximately 24.3% of the common shares and units of Vornado Operating. In addition, Messrs. Roth, Fascitelli, Macnow, Wight and West each served as an officer and/or director of Vornado Operating.

On December 31, 2002, the Company and Crescent Real Estate Equities formed a joint venture to acquire the Carthage, Missouri and Kansas City, Kansas quarries from AmeriCold Logistics for $20,000,000 in cash (appraised value). The Company contributed cash of $8,800,000 to the joint venture representing its 44% interest. AmeriCold Logistics used the proceeds from the sale to repay a portion of a loan to Vornado Operating. Vornado Operating then repaid $9,500,000 of the amount outstanding under the Company's revolving credit facility. In addition, during 2004 and 2003, this joint venture acquired $21,930,000 and $5,720,000 of trade receivables from AmeriCold Logistics for $21,500,000 and $5,606,000, respectively. These receivables were subsequently collected in full.

On November 4, 2004, Americold purchased its tenant, AmeriCold Logistics, for $47,700,000 in cash. As part of this transaction, Vornado Operating repaid the $21,989,000 balance of the loan to the Company as well as $4,771,000 of unpaid interest. Because the Company fully reserved for the interest income on this loan beginning in January 2002, it recognized $4,771,000 of income upon collection in the fourth quarter 2004.

In November 2004, a class action shareholder derivative lawsuit was brought in the Delaware Court of Chancery against Vornado Operating Company ("Vornado Operating"), its directors and the Company. The lawsuit sought to enjoin the dissolution of Vornado Operating, rescind the previously completed sale of AmeriCold Logistics (owned 60% by Vornado Operating) to Americold Realty Trust (owned 60% by the Company) and damages. In addition, the plaintiffs claimed that the Vornado

Operating directors breached their fiduciary duties. On November 24, 2004, a stipulation of settlement was entered into under which the Company agreed to settle the lawsuit with a payment of approximately $4.5 million or about $1 per Vornado Operating share or partnership unit before litigation expenses. The proposed settlement payment would be in addition to the liquidation distribution of $2 per Vornado Operating share or unit that Vornado Operating made to its equity-holders when it dissolved on December 29, 2004. On January 20, 2005, the Delaware Court of Chancery postponed deciding upon the proposed settlement and requested further but limited information before holding an additional hearing regarding the settlement, which has been scheduled for March 2005. The Company has accrued the proposed settlement payment and related legal costs as part of "general and administrative expense" in the fourth quarter of 2004. The Company believes that the ultimate outcome of this matter will not have a material effect on the Company's consolidated financial statements.

OTHER

On January 1, 2003, the Company acquired BMS, a company which provides cleaning and related services principally to the Company's Manhattan office properties, for $13,000,000 in cash from the estate of Bernard Mendik and certain other individuals including David R. Greenbaum, an executive officer of the Company. The Company paid BMS $53,024,000, for the year ended December 31, 2002 for services rendered to the Company's Manhattan office properties. Although the terms and conditions of the contracts pursuant to which these services were provided were not negotiated at arms length, the Company believes based upon comparable amounts charged to other real estate companies that the terms and conditions of the contracts were fair to the Company.

On August 4, 2003, the Company completed the acquisition of 2101 L Street, a 370,000 square foot office building located in Washington D.C. The consideration for the acquisition consisted of approximately 1.1 million newly issued Operating Partnership units (valued at approximately $49,517,000) and the assumption of existing mortgage debt and transaction costs totaling approximately $32,000,000. Robert H. Smith and Robert P. Kogod, trustees of Vornado, together with family members owned approximately 24 percent of the limited partnership that sold the building and Mr. Smith was a general partner. On August 5, 2003, the Company repaid the mortgage of $29,056,000.

On October 7, 2003, the Company acquired a 2.5% interest in the planned redevelopment of Waterfront, located at 401 M Street, a mixed-use project in Washington D.C. for $2,171,000, of which the Company paid $1,545,000 in cash and issued 12,500 Vornado Realty L.P. partnership units valued at $626,000. The partnership units were issued to Mitchell N. Schear, one of the partners in the Waterfront interest, and the President of the Company's CESCR division.

On July 1, 2004, the Company acquired the Marriott hotel located in its Crystal City office complex from a limited partnership in which Robert H. Smith and Robert P. Kogod, trustees of the Company, together with family members own approximately 67 percent. The purchase price of $21,500,000 was paid in cash. The hotel contains 343 rooms and is leased to an affiliate of Marriott International, Inc. until July 31, 2015, with one 10-year extension option. The land under the hotel was acquired in 1999.

On October 1, 2004, the Company increased its ownership interest in the Investment Building in Washington, D.C. to 5% by acquiring an additional 2.8% interest for $2,240,000 in cash. The Company's original interest in the property was acquired in connection with the acquisition of the Kaempfer Company in April 2003. Mitchell N. Schear, President of the Company's CESCR division and other former members of Kaempfer management were also partners in the Investment Building partnership.

During 2002, the Company paid approximately $147,000 for legal services to a firm in which one of the Company's trustees is a member.

Liquidity and Capital Resources

The Company anticipates that cash from continuing operations over the next twelve months will be adequate to fund its business operations, dividends to shareholders and distributions to unitholders of the Operating Partnership and recurring capital expenditures, and together with existing cash balances will be greater than its anticipated cash requirements including development and redevelopment expenditures and debt amortization. Capital requirements for significant acquisitions may require funding from borrowings or equity offerings.

As at December 31, 2004, the Company has an effective shelf registration under which the Company can offer an aggregate of approximately $397,990,000 of equity securities and Vornado Realty L.P. can offer an aggregate of $1,550,770,000 of debt securities. On January 26, 2005, the Company filed a registration statement to increase the amount of equity and debt securities that can be offered to up to $2.5 billion and $5.0 billion, respectively. On February 3, 2005, the registration statement was declared effective.

CERTAIN FUTURE CASH REQUIREMENTS

For 2005 the Company has budgeted approximately $180,000,000 for capital expenditures excluding acquisitions as follows:

(AMOUNTS IN MILLIONS EXCEPT SQUARE FOOT DATA)	Total	New York Office	CESCR Office	Retail	Merchandise Mart	Other[1]
Expenditures to maintain assets	$ 57.5	$ 16.0	$ 21.0	$ 4.0	$ 10.0	$6.5
Tenant improvements	101.5	22.0	60.5	6.0	13.0	—
Leasing commissions	24.5	7.0	13.0	1.5	3.0	—
Total Tenant Improvements and Leasing Commissions	126.0	29.0	73.5	7.5	16.0	—
Per square foot		$40.00	$28.25	$9.10	$13.60	$ —
Per square foot per annum		$ 4.20	$ 5.65	$0.90	$ 2.25	$ —
Total Capital Expenditures and Leasing Commissions	$183.5	$ 45.0	$ 94.5	$11.5	$ 26.0	$6.5
Square feet budgeted to be leased (in thousands)		725	2,600	825	1,175	
Weighted average lease term		9.5	5.0	10.0	6.0	

(1) Hotel Pennsylvania, Paramus Office and Warehouses.

During the year ended December 31, 2004, actual cash basis capital expenditures and leasing commissions were $186,850,000, as compared to a budget of $194,200,000.

The table above excludes Americold's 2005 budget of $23,000,000 for capital expenditures as Americold is expected to fund these expenditures without contributions from the Company. No cash requirements have been budgeted for the capital expenditures of Alexander's, Newkirk MLP, or any other entity that is partially owned by the Company. These investees are also expected to fund their own cash requirements.

In addition to the capital expenditures reflected above, the Company is currently engaged in certain development and redevelopment projects for which it has budgeted approximately $470,000,000. Of this amount $310,000,000 is estimated to be expended in 2005. Following is a description of these projects:

	The Company's Share of			
($ IN MILLIONS)	Estimated Completion Date	Estimated Project Cost	Costs Expended in Year Ended December 31, 2004	Estimated Costs to Complete
In Progress:				
New York Office:				
Redevelopment of 7 West 34th Street office space to permanent showroom space for Gift industry manufacturers and wholesalers	2005–2006	$ 33.0	$ .5	$ 32.5
CESCR:				
Crystal City Office space to be vacated by the U.S. Government Patent and Trade Office ("PTO"):				
(i) Renovation of buildings (see next page)	2005–2007	75.0[1]	11.0	64.0
(ii) Cost to retenant	2005–2007	75.0[1]	—	75.0
Retail:				
Green Acres Mall—interior and exterior renovation, construction of an additional 63,600 square feet of free-standing retail space, parking decks and site-work and tenant improvements for B.J.'s Wholesale who will construct its own store[2]	2006	71.0	1.0	69.0
Bergen Mall—expand, re-tenant and redevelop the mall[2]	2008	102.0	1.6	100.0
Strip shopping centers—redevelopment of five properties and one industrial warehouse[2]	2005–2006	54.0	7.2	44.0
715 Lexington Avenue—demolition of existing building and construction of 24,000 square feet of retail space on four floors	Fall 2005	19.0	4.9	12.0
968 Third Avenue (50% interest)—demolition of existing building and construction of 5,700 square feet of retail space on three floors	Spring 2005	6.0	1.8	1.0
Other:				
Penn Plaza Signage District—construction of approximately 21 signs at various locations in the Penn Plaza District, of which 10 have been completed as of December 31, 2004	Ongoing	35.0	2.9	20.0
		$ 470.0	$30.9	$ 417.5

(1) Revised from the prior estimate of $90.0 million to renovate the buildings and $60.0 million to re-tenant the space.

(2) Subject to governmental approvals.

The Company is also in the pre-development phase of other projects including, retail space in the Penn Plaza area, repositioning of the Hotel Pennsylvania, expansion of the Monmouth Mall and renovation of the 2101 L Street office building.

There can be no assurance that any of the above projects will commence or be completed on schedule or on budget.

The Company has substantially completed the following projects during 2004:

($ IN MILLIONS)	The Company's Share of		
	Project Cost	Costs Expended in Year Ended December 31, 2004	Estimated Costs to Complete
Completed in 2004:			
New York City:			
640 Fifth Avenue—construction of additional 47,000 square feet of office space and redevelopment of existing building	$ 64.0	$ 13.9	$ 6.0
CESCR:			
Crystal Drive Retail—construction of additional 57,000 square feet of retail space and improvements to the infrastructure including streets, signals and signs as part of "way finding" program	43.0	25.5	3.0
Retail:			
4 Union Square South—redevelopment of 198,000 square feet, of which 193,000 square feet has been leased to Whole Foods, Forever 21, DSW Shoe Warehouse and Filenes	54.0	29.6	6.0
Strip shopping centers—site work and/or demolition of existing buildings as part of the redevelopment of six properties released to Wal-Mart and Lowes (each of these locations were previously leased to Bradlees.)	18.0	16.9	—
Merchandise Mart:			
350 West Mart Center, Chicago—addition of 40,000 square feet at street level and new lobby and drive	18.0	14.6	2.0
Other:			
400 North LaSalle (85% interest)—construction of 381,000 square foot, high-rise rental apartment complex containing 452 apartments	78.0	4.0	1.0
	$275.0	$104.5	$18.0

PTO Space Redevelopment:

The Company plans to redevelop certain office buildings in which the PTO has vacated or will vacate space as their leases expire over the next two years as follows:

		Square Feet Vacated	Square Feet Expiring (IN THOUSANDS)				
		2004	2005				2006
	Total	Q4	Q1	Q2	Q3	Q4	Q1
Taken out of Service:							
Crystal Plaza Three	263	263	—	—	—	—	—
Crystal Plaza Four	234	234	—	—	—	—	—
Remaining in Service:							
Crystal Plaza Two	181	—	181	—	—	—	—
Crystal Park One	224	13	109	64	—	38	—
Crystal Park Two	406	39	103	77	—	98	89
Crystal Park Three	107	67	—	24	—	—	16
Crystal Park Five	194	—	—	194	—	—	—
Crystal Mall One	180	180	—	—	—	—	—
Other Buildings	150	141	—	—	—	9	—
	1,939	937	393	359	—	145	105

Renovations to Crystal Plaza Three and Four will include new mechanical systems, new restrooms, lobbies and corridors. These buildings have been taken out of service for redevelopment which is expected to be completed over a 12 to 18 month period. Renovations to the remaining buildings will consist of common area and exterior renovations to upgrade the buildings that will not be taken out of service.

FINANCING ACTIVITIES AND CONTRACTUAL OBLIGATIONS

Below is a schedule of the Company's contractual obligations and commitments at December 31, 2004.

(AMOUNTS IN THOUSANDS)	Total	Less than 1 Year	1–3 Years	3–5 Years	Thereafter
Contractual Cash Obligations:					
Mortgages and Notes Payable (principal and interest)	$5,464,579	$402,556	$1,302,976	$1,405,875	$2,353,172
Senior Unsecured Notes due 2007	544,916	12,850	532,066	—	—
Senior Unsecured Notes due 2009	302,026	11,250	22,500	268,276	—
Senior Unsecured Notes due 2010	256,779	9,500	19,000	19,000	209,279
Operating leases	1,030,448	20,427	40,902	40,900	928,219
Purchase obligations, primarily construction commitments	49,200	49,200	—	—	—
Capital lease obligations	69,658	17,722	18,288	13,741	19,907
Total Contractual Cash Obligations	$7,717,606	$523,505	$1,935,732	$1,747,792	$3,510,577
Commitments:					
Capital commitments to partially-owned entities	$ 9,696	$ 9,696	$ —	$ —	$ —
Standby Letters of Credit	32,306	31,986	320	—	—
Other Guarantees	—	—	—	—	—
Total Commitments	$ 42,002	$ 41,682	$ 320	$ —	$ —

At December 31, 2004, the Company has $567,851,000 available under its $600,000,000 revolving credit facility ($32,149,000 was utilized for letters of credit), which matures in July 2006. Further, the Company has a number of properties that are unencumbered.

The Company's credit facility contains customary conditions precedent to borrowing such as the bring down of customary representations and warranties as well as compliance with financial covenants such as minimum interest coverage and maximum debt to market capitalization. The facility provides for higher interest rates in the event of a decline in the Company's ratings below Baa3/BBB. This facility also contains customary events of default that could give rise to acceleration and include such items as failure to pay interest or principal and breaches of financial covenants such as maintenance of minimum capitalization and minimum interest coverage.

The Company carries comprehensive liability and all risk property insurance ((i) fire, (ii) flood, (iii) extended coverage, (iv) "acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002 which expires in 2005 and (v) rental loss insurance) with respect to its assets. In April 2004, the Company reviewed its all risk policies and increased its coverage for Acts of Terrorism for each of its New York Office, CESCR Office, Retail and Merchandise Mart divisions. Below is a summary of the all risk property insurance and terrorism risk insurance for each of the Company's business segments:

	Coverage Per Occurrence	
	All Risk[1]	Sub-Limits for Acts of Terrorism
New York Office	$1,400,000,000	$750,000,000
CESCR Office	1,400,000,000	750,000,000
Retail	500,000,000	500,000,000
Merchandise Mart	1,400,000,000	750,000,000
Temperature Controlled Logistics	225,000,000	225,000,000

(1) Limited as to terrorism insurance by the sub-limit shown in the adjacent column.

In addition to the coverage above, the Company carries lesser amounts of coverage for terrorist acts not covered by the Terrorism Risk Insurance Act of 2002.

The Company's debt instruments, consisting of mortgage loans secured by its properties (which are generally non-recourse to the Company), its senior unsecured notes due 2007, 2009 and 2010 and its revolving credit agreement, contain customary covenants requiring the Company to maintain insurance. Although the Company believes that it has adequate insurance coverage under these agreements, the Company may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. Further if lenders insist on greater coverage than the Company is able to obtain, or if the Terrorism Risk Insurance Act of 2002 is not extended; it could adversely affect the Company's ability to finance and/or refinance its properties and expand its portfolio.

In conjunction with the closing of Alexander's Lexington Avenue construction loan on July 3, 2002, the Company agreed to guarantee to the construction lender, the lien free, timely completion of the construction of the project and funding of all project costs in excess of a stated budget, as defined in the loan agreement, if not funded by Alexander's.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2004

Cash and cash equivalents were $599,282,000 at December 31, 2004, as compared to $320,542,000 at December 31, 2003, an increase of $278,740,000.

Cash flows provided by operating activities of $664,693,000 was primarily comprised of (i) net income of $592,917,000, (ii) adjustments for non-cash items of $53,699,000, and (iii) a net change in operating assets and liabilities of $18,077,000. The adjustments for non-cash items were primarily comprised of (i) depreciation and amortization of $253,822,000 (ii) minority interest of $156,608,000, partially offset by (iii) net gains on mark-to-market of derivatives of $135,372,000 (Sears option shares and GMH warrants), (iv) net gains on sale of real estate of $75,755,000, (v) net gains on dispositions of wholly-owned and partially-owned assets other than real estate of $19,775,000, (vi) the effect of straight-lining of rental income of $61,473,000, (vii) equity in net income of partially-owned entities and income applicable to Alexander's of $51,961,000, and (viii) amortization of below market leases, net of $14,570,000.

Net cash used in investing activities of $350,729,000 was primarily comprised of (i) capital expenditures of $117,942,000, (ii) development and redevelopment expenditures of $139,669,000, (iii) investment in notes and mortgages receivable of $330,101,000, (iv) investments in partially-owned entities of $158,467,000, (v) acquisitions of real estate and other of $286,310,000, (vi) purchases of marketable securities of $59,714,000 partially offset by, (vii) proceeds from the sale of real estate of $233,005,000 (viii) distributions from partially-owned entities of $303,745,000, (ix) repayments on notes receivable of $174,276,000, (x) cash received upon consolidation of Americold Realty Trust of $21,694,000 and (xi) cash restricted primarily for mortgage escrows of $8,754,000.

Net cash used in financing activities of $35,224,000 was primarily comprised of (i) dividends paid on common shares of $379,488,000, (ii) dividends paid on preferred shares of $21,920,000, (iii) distributions to minority partners of $131,142,000, (iv) repayments of borrowings of $702,823,000, (v) redemption of perpetual preferred shares and units of $112,467,000, partially offset by, proceeds from (vi) borrowings of $745,255,000, (vii) proceeds from the issuance of preferred shares and units of $510,739,000 and (viii) the exercise of employee share options of $61,935,000.

Below are the details of capital expenditures, leasing commissions and development and redevelopment expenditures and a reconciliation of total expenditures on an accrual basis to the cash expended in the year ended December 31, 2004. See page 8 for per square foot data.

(AMOUNTS IN THOUSANDS)	Total	New York Office	CESCR	Retail	Merchandise Mart	Other
Capital Expenditures (Accrual basis):						
Expenditures to maintain the assets:						
Recurring	$ 50,963	$11,673	$16,272	$ 2,344	$18,881	$1,793
Non-recurring	—	—	—	—	—	—
	50,963	11,673	16,272	2,344	18,881	1,793
Tenant improvements:						
Recurring	101,026	41,007	22,112	3,346	34,561	—
Non-recurring	7,548	—	7,548	—	—	—
Total	108,574	41,007	29,660	3,346	34,561	—
Leasing Commissions:						
Recurring	33,118	18,013	6,157	671	8,277	—
Non-recurring	1,706		1,706	—	—	—
	34,824	18,013	7,863	671	8,277	—
Total Capital Expenditures and Leasing Commissions (accrual basis)	194,361	70,693	53,795	6,361	61,719	1,793
Adjustments to reconcile accrual basis to cash basis:						
Expenditures in the current year applicable to prior periods	61,137	29,660	26,463	1,518	3,496	—
Expenditures to be made in future periods for the current period	(68,648)	(27,562)	(22,186)	(2,172)	(16,728)	—
Total Capital Expenditures and Leasing Commissions (Cash basis)	$186,850	$72,791	$58,072	$ 5,707	$48,487	$1,793
Development and Redevelopment:						
Expenditures:						
Crystal Plazas (PTO)	$ 10,993	$ —	$10,993	$ —	$ —	$ —
640 Fifth Avenue	15,067	15,067	—	—	—	—
4 Union Square South	28,536	—	—	28,536	—	—
Crystal Drive Retail	25,465	—	25,465	—	—	—
Other	59,608	4,027	220	33,851	21,262	248
	$139,669	$19,094	$36,678	$62,387	$21,262	$ 248

Capital expenditures are categorized as follows:

Recurring—capital improvements expended to maintain a property's competitive position within the market and tenant improvements and leasing commissions for costs to re-lease expiring leases or renew or extend existing leases.

Non-recurring—capital improvements completed in the year of acquisition and the following two years which were planned at the time of acquisition and tenant improvements and leasing commissions for space which was vacant at the time of acquisition of a property.

Development and redevelopment expenditures include all hard and soft costs associated with the development or redevelopment of a property, including tenant improvements, leasing commissions and capitalized interest and operating costs until the property is substantially complete and ready for its intended use.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003

Cash and cash equivalents were $320,542,000 at December 31, 2003, as compared to $208,200,000 at December 31, 2002, an increase of $112,342,000.

Cash flow provided by operating activities of $528,951,000 was primarily comprised of (i) net income of $460,703,000, (ii) adjustments for non-cash items of $99,985,000, partially offset by (iii) the net change in operating assets and liabilities of $31,737,000. The adjustments for non-cash items were primarily comprised of (i) depreciation and amortization of $219,911,000, (ii) minority interest of $178,675,000, partially offset by, (iii) gains on sale of real estate of $161,789,000, (iv) the effect of straight-lining of rental income of $41,947,000, (v) equity in net income of partially-owned entities and Alexander's of $83,475,000 and (vi) amortization of below market leases, net of $9,047,000.

Net cash used in investing activities of $130,292,000 was comprised of (i) investment in notes and mortgages receivable of $230,375,000, (ii) acquisitions of real estate of $216,361,000, (iii) development and redevelopment expenditures of $123,436,000, (iv) capital expenditures of $120,593,000, (v) investments in partially-owned entities of $15,331,000, (vi) purchases of marketable securities of $17,356,000, partially offset by, (vii) proceeds received from the sale of real estate of $299,852,000, (viii) distributions from partially-owned entities of $154,643,000, (ix) restricted cash, primarily mortgage escrows of $101,292,000, (x) repayments on notes receivable of $29,421,000 and (xi) proceeds from the sale of marketable securities of $7,952,000.

Net cash used in financing activities of $286,317,000 was primarily comprised of (i) repayments of borrowings of $752,422,000, (ii) dividends paid on common shares of $327,877,000, (iii) distributions to minority partners of $158,066,000, (iv) redemption of perpetual preferred shares and units of $103,243,000, (v) dividends paid on preferred shares of $20,815,000, partially offset by (vi) proceeds from borrowings of $812,487,000, (vi) proceeds from the issuance of preferred shares and units of $119,967,000, and (viii) proceeds from the exercise of employee share options of $145,152,000.

Below are the details of capital expenditures, leasing commissions and development and redevelopment expenditures for the year ended December 31, 2003.

(AMOUNTS IN THOUSANDS)	Total	New York Office	CESCR	Retail	Merchandise Mart	Other
Capital Expenditures (Accrual basis):						
Expenditures to maintain the assets:						
Recurring	$ 31,421	$ 14,201	$ 6,125	$ 592	$10,071	$ 432
Non-recurring	13,829	—	4,907	—	8,922	—
	45,250	14,201	11,032	592	18,993	432
Tenant improvements:						
Recurring	67,436	23,415	23,850	3,360	16,811	—
Non-recurring	7,150	—	7,150	—	—	—
	74,586	23,415	31,000	3,360	16,811	—
Leasing Commissions:						
Recurring	19,931	10,453	6,054	273	3,151	—
Non-recurring	1,496	—	1,496	—	—	—
	21,427	10,453	7,550	273	3,151	—
Total Capital Expenditures and Leasing Commissions (accrual basis):						
Recurring	118,788	48,069	36,029	4,225	30,033	432
Nonrecurring	22,475	—	13,553	—	8,922	—
Total	141,263	48,069	49,582	4,225	38,955	432
Adjustments to reconcile accrual basis to cash basis:						
Expenditures in the current year applicable to prior periods	47,174	10,061	17,886	11,539	7,688	—
Expenditures to be made in future periods for the current period	(56,465)	(21,172)	(26,950)	(1,830)	(6,513)	—
Total Capital Expenditures and Leasing Commissions (Cash basis)	$131,972	$ 36,958	$ 40,518	$13,934	$40,130	$ 432
Development and Redevelopment: Expenditures:						
400 North LaSalle	$ 42,433	$ —	$ —	$ —	$ —	$42,433
640 Fifth Avenue	29,138	29,138	—	—	—	—
4 Union Square South	14,009	—	—	14,009	—	—
Crystal Drive Retail	12,495	—	12,495	—	—	—
Other	25,361	5,988	—	18,851	143	379
	$123,436	$35,126	$12,495	$32,860	$ 143	$42,812

CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flow provided by operating activities of $499,825,000 was primarily comprised of (i) net income of $232,903,000, (ii) adjustments for non-cash items of $266,922,000, partially offset by, (iii) the net change in operating assets and liabilities of $36,947,000. The adjustments for non-cash items were primarily comprised of (i) depreciation and amortization of $205,826,000, (ii) minority interest of $140,933,000, (iii) net loss on dispositions of wholly-owned and partially-owned assets other than depreciable real estate of $17,471,000, (iv) a cumulative effect of change in accounting principle of $30,129,000, (v) amortization of officer's deferred compensation of $27,500,000, (vi) costs of acquisitions not consummated of $6,874,000, partially offset by (vii) the effect of straight-lining of rental income of $38,119,000, (viii) equity in net income of partially-owned entities and Alexander's of $74,111,000, and (ix) amortization of below market leases, net of $12,634,000.

Net cash used in investing activities of $24,117,000 was primarily comprised of (i) capital expenditures of $96,018,000, (ii) development and redevelopment expenditures of $91,199,000, (iii) investment in notes and mortgages receivable of $56,935,000, (iv) investments in partially-owned entities of $73,242,000, (v) acquisitions of real estate of $23,665,000, (vi) restricted cash, primarily mortgage escrows of $21,471,00, partially offset by, (vii) proceeds from the repayment of notes and mortgage loans receivable of $124,500,000, (viii) distributions from partially-owned entities of $126,077,000, and (ix) proceeds from sales of marketable securities of $87,836,000.

Net cash used in financing activities of $533,092,000 was primarily comprised of (i) repayments on borrowings of $731,238,000, (ii) dividends paid on common shares of $314,419,000, (iii) distributions to minority partners of $146,358,000, (iv) redemptions of perpetual preferred shares and units of $25,000,000, (v) dividends paid on preferred shares of $23,167,000, partially offset by, (vi) proceeds from borrowings of $628,335,000, (vii) proceeds from the issuance of common shares of $56,453,000 and (viii) proceeds from employee share option exercises of $26,272,000.

Below are the details of 2002 capital expenditures, leasing commissions and development and redevelopment expenditures.

(AMOUNTS IN THOUSANDS)	Total	New York Office	CESCR	Retail	Merchandise Mart	Other
Capital Expenditures:						
Expenditures to maintain the assets:						
Recurring	$ 27,881	$ 9,316	$13,686	$ 1,306	$ 2,669	$ 904
Non-recurring	35,270	6,840	16,455	—	11,975	—
	$ 63,151	$16,156	$30,141	$ 1,306	$14,644	$ 904
Tenant improvements:						
Recurring	$ 24,847	$12,017	$ 5,842	$ 2,309	$ 4,679	—
Non-recurring	6,957	2,293	4,664	—	—	—
	$ 31,804	$14,310	$10,506	$ 2,309	$ 4,679	—
Leasing Commissions:						
Recurring	$ 14,345	$ 8,854	$ 4,416	$ 353	$ 614	$ 108
Non-recurring	4,205	2,067	2,138	—	—	—
	$ 18,550	$10,921	$ 6,554	$ 353	$ 614	$ 108
Total Capital Expenditures and Leasing Commissions:						
Recurring	$ 67,073	$30,187	$23,944	$ 3,968	$ 7,962	$ 1,012
Non-recurring	46,432	11,200	23,257	—	11,975	—
	$113,505	$41,387	$47,201	$ 3,968	$19,937	$ 1,012
Development and Redevelopment Expenditures:						
400 North LaSalle	$ 27,600	$ —	$ —	$ —	$ —	$27,600
Palisades-Fort Lee, NJ	16,750	—	—	—	—	16,750
640 Fifth Avenue	16,749	16,749	—	—	—	—
435 7th Avenue	12,353	—	—	12,353	—	—
4 Union Square South	2,410	—	—	2,410	—	—
Other	15,337	10,234	1,496	(596)[(1)]	1,529	2,674
	$ 91,199	$26,983	$ 1,496	$14,167	$ 1,529	$47,024

(1) Includes reimbursements from tenants for expenditures incurred in the prior year.

Funds From Operations ("FFO")

FFO is computed in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as net income or loss determined in accordance with Generally Accepted Accounting Principles ("GAAP"), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO and FFO per diluted share are used by management, investors and industry analysts as supplemental measures of operating performance of equity REITs. FFO and FFO per diluted share should be evaluated along with GAAP net income and income per diluted share (the most directly comparable GAAP measures), as well as cash flow from operating activities, investing activities and financing activities, in evaluating the operating performance of equity REITs. Management believes that FFO and FFO per diluted share are helpful to investors as supplemental performance measures because these measures exclude the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs which implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, these non-GAAP measures can facilitate comparisons of operating performance between periods and among other equity REITs. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as disclosed in the Company's Statements of Cash Flows. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity. The calculations of both the numerator and denominator used in the computation of income per share are disclosed in Note 16—Income per Share, in the Company's notes to consolidated financial statements on page 103 of this Annual Report on Form 10-K.

FFO applicable to common shares plus assumed conversions was $750,043,000, or $5.63 per diluted share for the year ended December 31, 2004, compared to $518,242,000, or $4.44 per diluted share for the year ended December 31, 2003, an increase of $231,801,000 or $1.19 per share. FFO applicable to common shares plus assumed conversions was $299,441,000 or $2.22 per diluted share for the three months ended December 31, 2004, compared to $130,729,000, or $1.08 per diluted share for the three months ended December 31, 2003, an increase of $168,712,000 or $1.14 per share.

	For the Year Ended December 31,		For the Three Months Ended December 31,	
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	**2004**	2003	**2004**	2003
Reconciliation of Net Income to FFO:				
Net income	$ 592,917	$ 460,703	$ 239,954	$ 205,144
Depreciation and amortization of real property	228,298	208,624	63,367	58,125
Net gains on sale of real estate	(75,755)	(161,789)	—	(158,378)
Proportionate share of adjustments to equity in net income of partially-owned entities to arrive at FFO:				
Depreciation and amortization of real property	49,440	54,762	9,817	14,455
Net gains (loss) on sale of real estate	(3,048)	(6,733)	(226)	219
Minority interests' share of above adjustments	(27,991)	(20,080)	(9,159)	15,742
FFO	763,861	535,487	303,753	135,307
Preferred dividends	(21,920)	(20,815)	(6,351)	(4,885)
FFO applicable to common shares	741,941	514,672	297,402	130,422
Series B-1 and B-2 convertible preferred unit distributions	4,710	—	1,522	—
Series E-1 convertible preferred unit distributions	1,581	—	—	—
Series A convertible preferred dividends	1,068	3,570	263	307
Series F-1 convertible preferred unit distributions	743	—	254	—
FFO applicable to common shares plus assumed conversions	$ 750,043	$ 518,242	$ 299,441	$ 130,729
Reconciliation of Weighted Average Shares:				
Weighted average common shares outstanding	125,241	112,343	127,071	115,685
Effect of dilutive securities:				
Employee stock options and restricted share awards	5,515	2,786	6,604	4,686
Series A convertible preferred shares	457	1,522	448	524
Series B-1 and B-2 convertible preferred units	1,102	—	873	—
Series E-1 convertible preferred units	637	—	—	—
Series F-1 convertible preferred units	183	—	146	—
Denominator for diluted FFO per share	133,135	116,651	135,142	120,895
Diluted FFO per share	$ 5.63	$ 4.44	$ 2.22	$ 1.08

Included in FFO are certain items that affect comparability as detailed below. Before these items, the year ended December 31, 2004 is 5.3% higher than the prior year on a per share basis and the three months ended December 31, 2004 is 8.8% higher than the prior year's quarter on a per share basis.

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	For The Year Ended December 31,				For The Three Months Ended,			
	2004		2003		2004		2003	
	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
FFO applicable to common shares plus assumed conversions	$750,043	$5.63	$518,242	$4.44	$299,441	$2.22	$130,729	$1.08
Items that affect comparability:								
Net gain on mark-to-market of Sears option shares	$ (81,730)		$ —		$ (81,730)		$ —	
Net gain on exercise of GMH warrants	(29,452)		—		(29,452)		—	
Net gain on mark-to-market of remaining GMH warrants	(24,190)		—		(24,190)		—	
Net gain on sale of a portion of investment in Americold to Yucaipa	(18,789)		—		(18,789)		—	
Distributions received from GMH on the portion of the $159 million commitment funded for a shorter period of time or not funded at all	(7,809)		—		(7,809)		—	
Net gain on sale of Newkirk MLP option units	(7,494)		—		—		—	
Interest income recognized upon collection of loan to Vornado Operating Company	(4,771)		—		(4,771)		—	
Net gain on sale of land parcel—Alexander's	(1,274)		—		—		—	
Net gains on sale of condominiums	(776)		(282)		—		—	
Alexander's stock appreciation rights compensation expense	25,340		14,868		4,460		5,391	
Bonuses to four executive vice presidents in connection with Alexander's	6,500		—		6,500		—	
Accrued expenses in connection with Vornado Operating Company litigation	4,516		—		4,516		—	
Write-off of perpetual Company preferred share and unit issuance costs	3,895		2,187		—		2,187	
Impairment loss—Starwood Ceruzzi	3,833		—		—		—	
Impairment losses—Newkirk MLP	2,901		—		—		—	
Costs of acquisition not consummated	1,475		—		—		—	
Loss (gain) on early extinguishment of debt of partially-owned entities	1,434		(1,600)		—		—	
Loss on settlement of Primestone guarantees	—		1,388		—		—	
Minority interests' share of above adjustments	15,404		(3,115)		17,523		(1,369)	
	$(110,987)	$ (.83)	$ 13,446	$ .12	$(133,742)	$ (.99)	$ 6,209	$ .05

Recently Issued Accounting Standards

SFAS No. 153—Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS No. 153—*Exchanges of Nonmonetary Assets*—An Amendment of APB Opinion No. 29. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe the adoption of SFAS No. 153 on June 15, 2005 will have a material effect on the Company's consolidated financial statements.

SFAS No. 123(R)—Share-Based Payment

On December 16, 2004, the FASB issued SFAS No. 123—(Revised 2004)—*Share-Based Payment* ("SFAS No. 123R"). SFAS 123R replaces SFAS No. 123, which the Company adopted on January 1, 2003. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements and be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123R is effective as of the first interim or annual reporting period that begins after June 15, 2005. The Company does not believe that the adoption of SFAS No. 123R will have a material effect on the Company's consolidated financial statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Vornado Realty Trust, together with its consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2004, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our assessment excluded the internal control over financial reporting at Americold Realty Trust, which acquired AmeriCold Logistics on November 4, 2004 and which the Company began to consolidate on November 18, 2004 and whose financial statements reflect total assets and revenues constituting 10.2 and 5.1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2004 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the trustees of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing on page 57 which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Vornado Realty Trust
New York, New York

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that Vornado Realty Trust, together with its consolidated subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in "Management's Report on Internal Control Over Financial Reporting," management excluded from their assessment the internal control over financial reporting at Americold Realty Trust, which acquired AmeriCold Logistics on November 4, 2004 and which the Company began to consolidate on November 18, 2004 and whose financial statements reflect total assets and revenues constituting 10.2 and 5.1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Accordingly, our audit did not include the internal control over financial reporting at Americold Realty Trust. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of trustees, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2004 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended and our report dated February 24, 2005 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP
Parsippany, New Jersey
February 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Vornado Realty Trust
New York, New York

We have audited the accompanying consolidated balance sheets of Vornado Realty Trust (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vornado Realty Trust at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2002, the Company applied the provisions of Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets."*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Parsippany, New Jersey
February 24, 2005

CONSOLIDATED BALANCE SHEETS

December 31,

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2004	2003
ASSETS		
Real estate, at cost:		
Land	$ 1,681,792	$1,488,255
Buildings and improvements	7,548,425	5,936,786
Development costs and construction in progress	180,968	132,668
Leasehold improvements and equipment	307,660	72,027
Total	9,718,845	7,629,736
Less accumulated depreciation and amortization	(1,404,441)	(867,177)
Real estate, net	8,314,404	6,762,559
Cash and cash equivalents, including U.S. government obligations under repurchase agreements of $23,110 and $30,310	599,282	320,542
Escrow deposits and restricted cash	229,193	161,833
Marketable securities	185,394	81,491
Investments and advances to partially-owned entities, including Alexander's of $204,762 and $207,872	605,300	900,600
Due from officers	21,735	19,628
Accounts receivable, net of allowance for doubtful accounts of $17,339 and $15,246	164,524	83,913
Notes and mortgage loans receivable	440,186	285,965
Receivable arising from the straight-lining of rents, net of allowance of $6,787 and $2,830	324,266	267,269
Other assets	577,574	376,630
Assets related to discontinued operations	118,659	258,498
	$11,580,517	$9,518,928
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes and mortgages payable	$ 3,974,537	$3,314,522
Senior unsecured notes	962,096	725,020
Accounts payable and accrued expenses	413,923	226,023
Officers compensation payable	32,506	23,349
Deferred credit	102,387	72,728
Other liabilities	113,402	18,902
Liabilities related to discontinued operations	21,054	139,525
Total liabilities	5,619,905	4,520,069
Minority interest, including unitholders in the Operating Partnership	1,947,871	1,921,286
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest: no par value per share; authorized 70,000,000 shares;		
Series A: liquidation preference $50.00 per share; issued and outstanding 320,604 and 360,705 shares	16,034	18,039
Series B: liquidation preference $25.00 per share; issued and outstanding 0 and 3,400,000 shares	—	81,805
Series C: liquidation preference $25.00 per share; issued and outstanding 4,600,000 shares	111,148	111,148
Series D-10: liquidation preference $25.00 per share; issued and outstanding 1,600,000 shares	40,000	40,000
Series E: liquidation preference $25.00 per share; issued and outstanding 3,000,000 and 0 shares	72,248	—
Series F: liquidation preference $25.00 per share; issued and outstanding 6,000,000 and 0 shares	144,771	—
Series G: liquidation preference $25.00 per share; issued and outstanding 8,000,000 and 0 shares	193,253	—
Common shares of beneficial interest: $.04 par value per share; authorized, 200,000,000 shares; issued and outstanding 127,478,903 and 118,247,944 shares	5,128	4,739
Additional capital	3,257,731	2,883,078
Earnings in excess (less than) distributions	133,899	(57,618)
	3,974,212	3,081,191
Common shares issued to officer's trust	(65,753)	(65,753)
Deferred compensation shares earned but not yet delivered	70,727	70,610
Deferred compensation shares issued but not yet earned	(9,523)	(7,295)
Accumulated other comprehensive income	47,782	3,524
Due from officers for purchase of common shares of beneficial interest	(4,704)	(4,704)
Total shareholders' equity	4,012,741	3,077,573
	$11,580,517	$9,518,928

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
Revenues:			
Property rentals	$1,344,812	$1,256,073	$1,204,349
Tenant expense reimbursements	191,059	179,115	154,727
Temperature Controlled Logistics	87,428	—	—
Fee and other income	83,963	62,795	27,718
Total revenues	1,707,262	1,497,983	1,386,794
Expenses:			
Operating	679,790	581,550	517,958
Depreciation and amortization	242,914	213,679	197,704
General and administrative	145,218	121,857	100,035
Amortization of officer's deferred compensation expense	—	—	27,500
Costs of acquisitions and development not consummated	1,475	—	6,874
Total expenses	1,069,397	917,086	850,071
Operating income	637,865	580,897	536,723
Income applicable to Alexander's	8,580	15,574	29,653
Income from partially-owned entities	43,381	67,901	44,458
Interest and other investment income	203,995	25,397	31,678
Interest and debt expense (including amortization of deferred financing costs of $7,072, $5,893 and $8,339)	(241,968)	(228,860)	(232,891)
Net gain (loss) on disposition of wholly-owned and partially-owned assets other than depreciable real estate	19,775	2,343	(17,471)
Minority interest:			
Perpetual preferred unit distributions	(69,108)	(72,716)	(72,500)
Minority limited partnership earnings	(88,091)	(105,132)	(64,899)
Partially-owned entities	(109)	(1,089)	(3,534)
Income from continuing operations	514,320	284,315	251,217
Income from discontinued operations	78,597	176,388	11,815
Cumulative effect of change in accounting principle	—	—	(30,129)
Net income	592,917	460,703	232,903
Preferred share dividends	(21,920)	(20,815)	(23,167)
NET INCOME applicable to common shares	$ 570,997	$ 439,888	$ 209,736
INCOME PER COMMON SHARE—BASIC:			
Income from continuing operations	$ 3.93	$ 2.35	$ 2.15
Income from discontinued operations	.63	1.57	.11
Cumulative effect of change in accounting principle	—	—	(.28)
Net income per common share	$ 4.56	$ 3.92	$ 1.98
INCOME PER COMMON SHARE—DILUTED			
Income from continuing operations	$ 3.75	$ 2.29	$ 2.07
Income from discontinued operations	.60	1.51	.11
Cumulative effect of change in accounting principle	—	—	(.27)
Net income per common share	$ 4.35	$ 3.80	$ 1.91

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	Preferred Shares	Common Shares	Additional Capital	Earnings in Excess (less than) Distributions	Accumulated Other Comprehensive Income (Loss)	Other	Shareholders' Equity	Comprehensive Income (Loss)
Balance, January 1, 2002	$468,977	$3,961	$2,190,301	$ (95,647)	$ 7,484	$(4,704)	$2,570,372	$281,184
Net Income	—	—	—	232,903	—	—	232,903	$232,903
Dividends paid on Preferred Shares								
Series A Preferred Shares ($3.25 per share)	—	—	—	(6,167)	—	—	(6,167)	—
Series B Preferred Shares ($2.125 per share)	—	—	—	(7,225)	—	—	(7,225)	—
Series C Preferred Shares ($2.125 per share)	—	—	—	(9,775)	—	—	(9,775)	—
Net proceeds from issuance of common shares	—	56	56,397	—	—	—	56,453	—
Conversion of Series A Preferred shares to common shares	(203,489)	225	203,264	—	—	—	—	—
Deferred compensation shares	—	2	30,127	—	—	(1,722)	28,407	—
Dividends paid on common shares ($2.97 per share, including $.31 for 2001)	—	—	—	(314,419)	—	—	(314,419)	—
Reversal of dividends payable on common shares in 2001 ($.31 per share)	—	—	—	30,701	—	—	30,701	—
Common shares issued under *employees' share option plan*	—	36	24,349	—	—	—	24,385	—
Redemption of Class A partnership units for common shares	—	38	30,380	—	—	—	30,418	—
Common shares issued in connection with dividend reinvestment plan	—	2	1,885	—	—	—	1,887	—
Change in unrealized net loss on securities available for sale	—	—	—	—	(8,936)	—	(8,936)	(8,936)
Other non-cash changes, primarily pension obligations	—	—	—	—	(1,648)	—	(1,648)	(1,648)
Balance, December 31, 2002	$265,488	$4,320	$2,536,703	$(169,629)	$ (3,100)	$(6,426)	$2,627,356	$222,319
Net Income	—	—	—	460,703	—	—	460,703	$460,703
Dividends paid on Preferred Shares								
Series A Preferred Shares ($3.25 per share)	—	—	—	(3,473)	—	—	(3,473)	—
Series B Preferred Shares ($2.125 per share)	—	—	—	(7,225)	—	—	(7,225)	—
Series C Preferred Shares ($2.125 per share)	—	—	—	(9,775)	—	—	(9,775)	—
Series D-10 preferred shares ($1.75 per share)	—	—	—	(342)	—	—	(342)	—
Proceeds from issuance of Series D-10 Preferred Shares	40,000	—	—	—	—	—	40,000	—
Conversion of Series A Preferred shares to common shares	(54,496)	86	54,410	—	—	—	—	—
Deferred compensation shares	—	8	5,392	—	—	—	5,400	
Dividends paid on common shares ($2.91 per share, including $.16 special cash dividend)	—	—	—	(327,877)	—	—	(327,877)	—
Common shares issued under employees' share option plan	—	183	141,036	—	—	—	141,219	—
Redemption of Class A partnership units for common shares	—	140	144,291	—	—	—	144,431	—
Common shares issued in connection with dividend reinvestment plan	—	2	1,996	—	—	—	1,998	—
Change in unrealized net gain on securities available for sale	—	—	—	—	5,517	—	5,517	5,517
Shelf registration costs	—	—	(750)	—	—	—	(750)	—
Other—primarily changes in deferred compensation plan	—	—	—	—	1,107	(716)	391	1,107
Balance, December 31, 2003	$250,992	$4,739	$2,883,078	$ (57,618)	$ 3,524	$(7,142)	$3,077,573	$467,327

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY *(continued)*

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	Preferred Shares	Common Shares	Additional Capital	Earnings in Excess (less than) Distributions	Accumulated Other Comprehensive Income (Loss)	Other	Shareholders' Equity	Comprehensive Income (Loss)
Balance, December 31, 2003	$250,992	$4,739	$2,883,078	$ (57,618)	$ 3,524	$(7,142)	$3,077,573	$467,327
Net Income	—	—	—	592,917	—	—	592,917	$592,917
Dividends paid on Preferred Shares								
Series A Preferred Shares ($3.25 per share)	—	—	—	(1,066)	—	—	(1,066)	—
Series B Preferred Shares ($2.125 per share)	—	—	—	(1,525)	—	—	(1,525)	—
Series C Preferred Shares ($2.125 per share)	—	—	—	(9,775)	—	—	(9,775)	—
Series D-10 preferred shares ($1.75 per share)	—	—	—	(2,800)	—	—	(2,800)	—
Series E Preferred Shares ($1.75 per share)	—	—	—	(1,925)	—	—	(1,925)	—
Series F Preferred Shares ($1.6875 per share)	—	—	—	(1,266)	—	—	(1,266)	—
Series G Preferred Shares ($1.65625 per share)	—	—	—	(368)	—	—	(368)	—
Redemption of Series B Preferred Shares	(81,805)	—	—	(3,195)	—	—	(85,000)	—
Proceeds from issuance of Series E, F and G Preferred Shares	410,272	—	—	—	—	—	410,272	—
Conversion of Series A Preferred shares to common shares	(2,005)	2	2,003	—	—	—	—	—
Deferred compensation shares	—	24	6,835	—	—	—	6,859	—
Dividends paid on common shares ($3.05 per share, including $.16 special cash dividend)	—	—	—	(379,480)	—	—	(379,480)	—
Common shares issued under employees' share option plan	—	67	55,042	—	—	—	55,109	—
Redemption of Class A partnership units for common shares	—	294	308,038	—	—	—	308,332	—
Common shares issued in connection with dividend reinvestment plan	—	2	2,109	—	—	—	2,111	—
Change in unrealized net gain on securities available for sale	—	—	—	—	45,003	—	45,003	45,003
Shelf registration costs	—	—	626	—	—	—	626	—
Other-changes in deferred compensation plan	—	—	—	—	(745)	(2,111)	(2,856)	(745)
Balance, December 31, 2004	$577,454	$5,128	$3,257,731	$133,899	$47,782	$(9,253)	$4,012,741	$637,175

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,

(AMOUNTS IN THOUSANDS)	2004	2003	2002
Cash Flows from Operating Activities:			
Net income	$ 592,917	$ 460,703	$ 232,903
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including debt issuance costs)	253,822	219,911	205,826
Minority interest	156,608	178,675	140,933
Net gains on mark-to-market of derivatives (Sears option shares and GMH Communities L.P. warrants)	(105,920)	—	—
Net gains on sale of real estate	(75,755)	(161,789)	—
Straight-lining of rental income	(61,473)	(41,947)	(38,119)
Equity in income of partially-owned entities, including Alexander's	(51,961)	(83,475)	(74,111)
Net gain on exercise of GMH Communities L.P. warrants	(29,452)	—	—
Net (gain) loss on dispositions of wholly-owned and partially-owned assets other than real estate	(19,775)	(2,343)	17,471
Amortization of below market leases, net	(14,570)	(9,047)	(12,634)
Costs of acquisitions and development not consummated	1,475	—	6,874
Write-off preferred unit issuance costs	700	—	—
Cumulative effect of change in accounting principle	—	—	30,129
Amortization of officer's deferred compensation	—	—	27,500
Changes in operating assets and liabilities	18,077	(31,737)	(36,947)
Net cash provided by operating activities	664,693	528,951	499,825
Cash Flows from Investing Activities:			
Investments in notes and mortgage loans receivable	(330,101)	(230,375)	(56,935)
Distributions from partially-owned entities	303,745	154,643	126,077
Acquisitions of real estate and other	(286,310)	(216,361)	(23,665)
Proceeds from sale of real estate	233,005	299,852	—
Repayment of notes and mortgage loans receivable	174,276	29,421	124,500
Investments in partially-owned entities	(158,467)	(15,331)	(73,242)
Development costs and construction in progress	(139,669)	(123,436)	(91,199)
Additions to real estate	(117,942)	(120,593)	(96,018)
Purchases of marketable securities	(59,714)	(17,356)	—
Cash received upon consolidation of Americold Realty Trust	21,694	—	—
Cash restricted, primarily mortgage escrows	8,754	101,292	(21,471)
Proceeds from sale of securities available for sale	—	7,952	87,836
Net cash used in investing activities	(350,729)	(130,292)	(24,117)
Cash Flows from Financing Activities:			
Proceeds from borrowings	745,255	812,487	628,335
Repayments of borrowings	(702,823)	(752,422)	(731,238)
Proceeds from issuance of preferred shares and units	510,439	119,967	—
Dividends paid on common shares	(379,480)	(327,877)	(314,419)
Distributions to minority partners	(131,142)	(158,066)	(146,358)
Redemption of perpetual preferred shares and units	(112,467)	(103,243)	(25,000)
Exercise of share options	61,935	145,152	26,272
Dividends paid on preferred shares	(21,920)	(20,815)	(23,167)
Costs of refinancing debt	(5,021)	(1,500)	(3,970)
Proceeds from issuance of common shares	—	—	56,453
Net cash used in financing activities	(35,224)	(286,317)	(533,092)
Net increase (decrease) in cash and cash equivalents	278,740	112,342	(57,384)
Cash and cash equivalents at beginning of year	320,542	208,200	265,584
Cash and cash equivalents at end of year	$ 599,282	$ 320,542	$ 208,200

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(continued)*

Year Ended December 31,

(AMOUNTS IN THOUSANDS)	2004	2003	2002
Supplemental Disclosure of Cash Flow Information:			
Cash payments for interest (including capitalized interest of $8,718, $5,407, and $6,677)	$ 253,791	$ 245,668	$ 247,048
Non-Cash Transactions:			
Increases in assets and liabilities on November 18, 2004 resulting from the consolidation of the Company's investment in Americold Realty Trust:			
Real estate, net	$1,177,160	$ —	$ —
Accounts receivable, net	74,657	—	—
Other assets	68,735	—	—
Notes and mortgages payable	733,740	—	—
Accounts payable and accrued expenses	100,554	—	—
Other liabilities	47,362	—	—
Minority interest	284,764	—	—
Conversion of Class A operating partnership units to common shares	308,038	144,431	30,418
Financing assumed in acquisitions	34,100	29,056	1,596,903
Class A units issued in connection with acquisitions	—	53,589	625,234
Unrealized gain on securities available for sale	45,003	5,517	860

See notes to consolidated financial statements.

VORNADO REALTY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

Vornado Realty Trust is a fully-integrated real estate investment trust ("REIT") and conducts its business through Vornado Realty L.P., a Delaware limited partnership (the "Operating Partnership"). All references to the "Company" and "Vornado" refer to Vornado Realty Trust and its consolidated subsidiaries, including the Operating Partnership. Vornado is the sole general partner of, and owned approximately 87% of the common limited partnership interest in, the Operating Partnership at December 31, 2004.

The Company currently owns directly or indirectly:

Office Properties ("Office"):

(i) all or portions of 86 office properties aggregating approximately 27.6 million square feet in the New York City metropolitan area (primarily Manhattan) and in the Washington D.C. and Northern Virginia area;

Retail Properties ("Retail"):

(ii) 94 retail properties in seven states and Puerto Rico aggregating approximately 14.2 million square feet, including 2.8 million square feet built by tenants on land leased from the Company;

Merchandise Mart Properties:

(iii) 8.6 million square feet of showroom and office space, including the 3.4 million square foot Merchandise Mart in Chicago;

Temperature Controlled Logistics:

(iv) a 47.6% interest in Americold Realty Trust which owns and operates 88 cold storage warehouses nationwide;

Other Real Estate Investments:

(v) 33% of the outstanding common stock of Alexander's, Inc. ("Alexander's") which has six properties in the greater New York metropolitan area;

(vi) the Hotel Pennsylvania in New York City consisting of a hotel portion containing 1.0 million square feet with 1,700 rooms and a commercial portion containing 0.4 million square feet of retail and office space;

(vii) a 22.4% interest in The Newkirk Master Limited Partnership ("Newkirk MLP") which owns office, retail and industrial properties net leased primarily to credit rated tenants, and various debt interests in such properties;

(viii) seven dry warehouse/industrial properties in New Jersey containing approximately 1.7 million square feet;

(ix) mezzanine loans to real estate related companies; and

(x) interests in other real estate including a 12.25% interest in GMH Communities L.P. (which owns and manages student and military housing properties throughout the United States), and other investments and marketable securities.

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION: The accompanying consolidated financial statements include the accounts of Vornado Realty Trust and its majority-owned subsidiary, Vornado Realty L.P. All significant intercompany amounts have been eliminated. The Company accounts for its unconsolidated partially-owned entities on the equity method of accounting. See below for further details of the Company's accounting policies regarding partially-owned entities.

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

RECLASSIFICATIONS: Certain prior year balances have been reclassified in order to conform to current year presentation. The Company has also adjusted certain prior year balances to separately present common shares issued to officer's trust.

REAL ESTATE: Real estate is carried at cost, net of accumulated depreciation and amortization. Betterments, major renewals and certain costs directly related to the acquisition, improvement and leasing of real estate are capitalized. Maintenance and repairs are charged to operations as incurred. For redevelopment of existing operating properties, the net book value of the existing property under redevelopment plus the cost for the construction and improvements incurred in connection with the redevelopment are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the redeveloped property when complete. If the cost of the redeveloped property, including the undepreciated net book value of the property carried forward, exceeds the estimated fair value of redeveloped property, the excess is charged to expense. Depreciation is provided on a straight-line basis over the assets' estimated useful lives which range from 7 to 40 years. Tenant allowances are amortized on a straight-line basis over the lives of the related leases, which approximates the useful lives of the assets. Additions to real estate include interest expense capitalized during construction of $8,718,000 and $5,407,000, for the years ended December 31, 2004 and 2003, respectively.

Upon acquisitions of real estate, the Company assesses the fair value of acquired assets (including land, buildings and improvements, and identified intangibles such as above and below market leases and acquired in-place leases and customer relationships) and acquired liabilities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141—*Business Combinations* and SFAS No. 142—*Goodwill and Other Intangible Assets,* and allocates purchase price based on these assessments. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. The Company's properties, including any related intangible assets, are reviewed for impairment if events or circumstances change indicating that the carrying amount of the assets may not be recoverable.

PARTIALLY-OWNED ENTITIES: The Company considers APB 18: The Equity Method of Accounting for Investments in Common Stock, SOP 78-9: Accounting for Investments in Real Estate Ventures, Emerging Issues Task Force ("EITF") 96-16: Investors Accounting for an Investee When the Investor has the Majority of the Voting Interest but the Minority Partners have Certain Approval or Veto Rights and FASB Interpretation No. 46 (Revised 2003): Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51 ("FIN 46R"), to determine the method of accounting for each of its partially-owned entities. In determining whether the Company has a controlling interest in a partially-owned entity and the requirement to consolidate the accounts of that entity, it considers factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which it will absorb the majority of the entity's expected losses, if they occur, or receive the majority of the expected residual returns, if they occur, or both. The Company has concluded that it does not control a partially-owned entity, despite an ownership interest of 50% or greater, if the entity is not considered a variable interest entity and the approval of all of the partners/members is contractually required with respect to major decisions, such as operating and capital budgets, the sale, exchange or other disposition of real property, the hiring of a Chief Executive Officer, the commencement, compromise or settlement of any lawsuit, legal proceeding or arbitration or the placement of new or additional financing secured by assets of the venture. This is the case with respect to the Company's 80% interest in Starwood Ceruzzi Venture, and 50% interests in Monmouth Mall, MartParc Wells, MartParc Orleans, and 825 Seventh Avenue.

IDENTIFIED INTANGIBLE ASSETS AND GOODWILL: Upon an acquisition of a business the Company records intangible assets acquired at their estimated fair value separate and apart from goodwill. The Company amortizes identified intangible assets that are determined to have finite lives which are based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the business acquired. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its estimated fair value.

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Goodwill is not amortized but is tested for impairment at a level of reporting referred to as a reporting unit on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. An impairment loss for an asset group is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets, unless the fair value of specific components of the reporting group are determinable without undue cost and effort.

As of December 31, 2004 and 2003, the carrying amounts of the Company's identified intangible assets are $176,314,000 and $130,875,000 and the carrying amounts of goodwill are $10,425,000 and $4,345,000, respectively. Such amounts are included in "other assets" on the Company's consolidated balance sheets. In addition, the Company has $71,272,000 and $47,359,000 of identified intangible liabilities as of December 31, 2004 and 2003, which are included in "deferred credit" on the Company's consolidated balance sheets.

Upon adoption of SFAS No. 142 on January 1, 2002, the Company tested the goodwill related to the Hotel Pennsylvania acquisition and the Temperature Controlled Logistics business for impairment. As the carrying amounts of the respective goodwill exceeded the fair values, the Company wrote off all of the goodwill as an impairment loss totaling $30,129,000 and has reflected the write-off as a cumulative effect of change in accounting principle on the Company's consolidated statement of income for the year ended December 31, 2002.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of highly liquid investments purchased with original maturities of three months or less. Cash and cash equivalents do not include cash escrowed under loan agreements and cash restricted in connection with an officer's deferred compensation payable.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company periodically evaluates the collectibility of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. The Company also maintains an allowance for receivables arising from the straight-lining of rents. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates.

MARKETABLE SECURITIES: The Company has classified debt and equity securities which it intends to hold for an indefinite period of time as securities available-for-sale; equity securities it intends to buy and sell on a short term basis as trading securities; and mandatory redeemable preferred stock investments as securities held to maturity. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses on securities available-for-sale are included as a component of shareholders' equity and other comprehensive income. Realized gains or losses on the sale of securities are recorded based on specific identification. A portion of the Company's preferred stock investments are accounted for in accordance with EITF 99-20: Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. Income is recognized by applying the prospective method of adjusting the yield to maturity based on an estimate of future cash flows. If the value of the investment based on the present value of the future cash flows is less than the Company's carrying amount, the investments will be written-down to fair value through earnings. Investments in securities of non-publicly traded companies are reported at cost, as they are not considered marketable under SFAS No. 115—*Accounting For Certain Investments in Debt and Equity Securities.*

At December 31, 2004 and 2003, marketable securities had an aggregate cost of $135,382,000 and $75,114,000 and an aggregate fair value of $185,394,000 and $81,491,000 (of which $0 represents trading securities; $178,999,000 and $43,527,000 represents securities available for sale; and $6,395,000 and $37,964,000 represent securities held to maturity). Unrealized gains and losses were $50,012,000 and $0 at December 31, 2004 and $6,377,000 and $0 at December 31, 2003.

NOTES AND MORTGAGE LOANS RECEIVABLE: The Company's policy is to record notes and mortgage loans receivable at the stated principal amount less any discount or premium. The Company accretes or amortizes any discounts or premiums over the life of the related loan receivable utilizing the straight-line method which approximates the effective interest method. The Company evaluates the collectibility of both interest and principal of each of its loans, if circumstances warrant, to determine whether it is impaired. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of the loss accrual is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the loan's effective interest rate or, as a practical expedient, to the value of the collateral if the loan is collateral dependent.

DEFERRED CHARGES: Direct financing costs are deferred and amortized over the terms of the related agreements as a component of interest expense. Direct costs related to leasing activities are capitalized and amortized on a straight-line basis over the lives of the related leases. All other deferred charges are amortized on a straight-line basis, which approximates the effective interest rate method, in accordance with the terms of the agreements to which they relate.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company has estimated the fair value of all financial instruments reflected in the accompanying consolidated balance sheets at amounts which are based upon an interpretation of available market information and valuation methodologies (including discounted cash flow analyses with regard to fixed rate debt). The fair value of the Company's debt is approximately $256,518,000 and $94,953,000 in excess of the aggregate carrying amounts at December 31, 2004 and 2003, respectively. Such fair value estimates are not necessarily indicative of the amounts that would be realized upon disposition of the Company's financial instruments.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: SFAS No. 133—*Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS No. 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (loss) (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

REVENUE RECOGNITION: The Company has the following revenue sources and revenue recognition policies:

Base Rents—income arising from tenant leases. These rents are recognized over the non-cancelable term of the related leases on a straight-line basis which includes the effects of rent steps and rent abatements under the leases.

Percentage Rents—income arising from retail tenant leases which are contingent upon the sales of the tenant exceeding a defined threshold. These rents are recognized in accordance with Staff Accounting Bulletin No. 104: Revenue Recognition, which states that this income is to be recognized only after the contingency has been removed (i.e., sales thresholds have been achieved).

Hotel Revenues—income arising from the operation of the Hotel Pennsylvania which consists of rooms revenue, food and beverage revenue, and banquet revenue. Income is recognized when rooms are occupied. Food and beverage and banquet revenue is recognized when the services have been rendered.

Trade Show Revenues—income arising from the operation of trade shows, including rentals of booths. This revenue is recognized in accordance with the booth rental contracts when the trade shows have occurred.

Expense Reimbursements—revenue arising from tenant leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes of the respective property. This revenue is accrued in the same periods as the expenses are incurred. Contingent rents are not recognized until realized.

Temperature Controlled Logistics Revenue—income arising from the Company's investment in Americold. Storage and handling revenue is recognized as services are provided. Transportation fees are recognized upon delivery to customers.

Management, Leasing and Other Fees—income arising from contractual agreements with third parties or with partially-owned entities. This revenue is recognized as the related services are performed under the respective agreements.

INCOME TAXES: The Company operates in a manner intended to enable it to continue to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders. The Company will distribute to its shareholders 100% of its taxable income and therefore, no provision for Federal income taxes is required. Dividend distributions for the year ended December 31, 2004 were characterized for Federal income tax purposes as 94.8% ordinary income and 5.2% long-term capital gain income. Dividend distributions for the year ended December 31, 2003, were characterized for Federal income tax purposes as 94.5% ordinary income and 5.5% long-term capital gain income. Dividend distributions for the year ended December 31, 2002 were characterized as ordinary income.

The Company owns stock in corporations that have elected to be treated for Federal income tax purposes, as taxable REIT subsidiaries ("TRS"). The value of the combined TRS stock cannot and does not exceed 20% of the value of the Company's total assets. A TRS is taxable on its net income at regular corporate tax rates. The total income tax paid for the 2004, 2003 and 2002 tax years was $1,867,000, $2,048,000 and $1,430,000.

The following table reconciles net income to estimated taxable income for the year ended December 31, 2004.

(AMOUNTS IN THOUSANDS)	2004
Net income applicable to common shares	$ 570,997
Book to tax differences:	
Depreciation and amortization	85,153
Derivatives	(126,724)
Straight-line rent adjustments	(53,553)
Earnings of partially-owned entities	47,998
Net gains on sale of real estate	(54,143)
Net gain on sale of a portion of investment in Americold to Yucaipa	(26,459)
Stock option expense	(20,845)
Amortization of acquired below market leases, net of above market leases	(12,692)
Other	4,191
Estimated taxable income	$ 413,923

The net basis of the Company's assets and liabilities for tax purposes is approximately $3,189,273,000 lower than the amount reported for financial statement purposes.

INCOME PER SHARE: Basic income per share is computed based on weighted average shares outstanding. Diluted income per share considers the effect of outstanding options, restricted shares, warrants and convertible or redeemable securities.

STOCK-BASED COMPENSATION: In 2002 and prior years, the Company accounted for employee stock options using the intrinsic value method. Under the intrinsic value method compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to 100% of the market price of the Company's stock on the grant date. Accordingly, no compensation cost has been recognized for the Company's stock option grants. Effective January 1, 2003, the Company adopted SFAS No. 123—*Accounting for Stock-Based Compensation,* as amended by SFAS No. 148—*Accounting for Stock-Based Compensation—Transition and Disclosure.* The Company adopted SFAS No. 123 prospectively by valuing and accounting for employee stock options granted in 2003 and thereafter. The Company utilizes a binomial valuation model and appropriate market assumptions to determine the value of each grant. Stock-based compensation expense is recognized on a straight-line basis over the vesting period for all grants subsequent to 2002. See Note 10. Stock-Based Compensation, for pro forma net income and pro forma net income per share for the years ended December 31, 2004, 2003 and 2002, assuming compensation costs for grants prior to 2003 were recognized as compensation expense based on the fair value at the grant dates.

In addition to employee stock option grants, the Company has also granted restricted shares to certain of its employees that vest over a three to five year period. The Company records the value of each restricted share award as stock-based compensation expense based on the Company's closing stock price on the NYSE on the date of grant on a straight-line basis over the vesting period. As of December 31, 2004, the Company has 290,478 restricted shares or rights to receive restricted shares outstanding to employees of the Company, excluding 626,566 shares issued to the Company's President in connection with his employment agreement. The Company recognized $4,200,000, $3,239,000 and $914,000 of stock-based compensation expense in the years ended December 31, 2004, 2003 and 2002 for the portion of these shares that vested during each year. Dividends on both vested and unvested shares are charged to retained earnings and amounted to $938,700, $777,700 and $210,100 for the years ended December 31, 2004, 2003 and 2002, respectively. Dividends on shares that are canceled or terminated prior to vesting are charged to compensation expense in the period they are cancelled or terminated.

Recently Issued Accounting Literature

On December 16, 2004, the FASB issued SFAS No. 153—*Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29.* The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe the adoption of SFAS No. 153 on June 15, 2005 will have a material effect on the Company's consolidated financial statements.

On December 16, 2004, the FASB issued SFAS No. 123—*(Revised 2004)—Share-Based Payment* ("SFAS No. 123R"). SFAS 123R replaces SFAS No. 123, which the Company adopted on January 1, 2003. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements and be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123R is effective as of the first interim or annual reporting period that begins after June 15, 2005. The Company does not believe that the adoption of SFAS No. 123R will have a material effect on the Company's consolidated financial statements.

3. Acquisitions and Dispositions

Acquisitions:

The Company completed approximately $328,600,000 of real estate acquisitions and investments in 2004 and $530,400,000 in 2003. In addition, the Company made $183,400,000 of mezzanine loans during 2004 (see Note 6. Notes and Mortgage Loans Receivable). These acquisitions were consummated through subsidiaries of the Company. The related assets, liabilities and results of operations are included in the Company's consolidated financial statements from their respective dates of acquisition. The pro forma effect of the individual acquisitions and in the aggregate were not material to the Company's historical results of operations.

Acquisitions of individual properties are recorded as acquisitions of real estate assets. Acquisitions of businesses are accounted for under the purchase method of accounting. The purchase price for property acquisitions and businesses acquired is allocated to acquired assets and assumed liabilities using their relative fair values as of the acquisition date based on valuations and other studies. Initial valuations are subject to change until such information is finalized no later than 12 months from the acquisition date.

Office:

BUILDING MAINTENANCE SERVICE COMPANY ("BMS")

On January 1, 2003, the Company acquired for $13,000,000 in cash BMS, which provides cleaning, security and engineering services principally to the Company's Manhattan office properties. This company was previously owned by the estate of Bernard Mendik and certain other individuals including David R. Greenbaum, one of the Company's executive officers. This acquisition was recorded as a business combination under the purchase method of accounting. Accordingly, the operations of BMS are consolidated into the accounts of the Company beginning January 1, 2003.

KAEMPFER COMPANY ("KAEMPFER")

On April 9, 2003, the Company acquired Kaempfer which owns partial interests in six Class "A" office properties in Washington D.C. containing 1.8 million square feet, manages and leases these properties and four others for which it receives customary fees and has options to acquire certain other real estate interests, including the Waterfront project discussed below. Kaempfer's equity interest in the properties approximates 5.0%. The aggregate purchase price for the equity interests and the management and leasing business was $32,200,000 (consisting of $28,600,000 in cash and approximately 99,300 Operating Partnership units valued at $3,600,000) and may be increased by up to $9,000,000 based on the performance of the management company. This acquisition was recorded as a business combination under the purchase method of accounting. Accordingly, the operations of Kaempfer are consolidated into the accounts of the Company beginning April 9, 2003.

On October 7, 2003, the Company acquired a 2.5% interest in the planned redevelopment of Waterfront, located at 401 M Street, a mixed-use project in Washington D.C. (the "Waterfront interest") for $2,171,000, of which the Company paid $1,545,000 in cash and issued 12,500 Operating Partnership units valued at $626,000. The partnership units were issued to Mitchell N. Schear, one of the partners in the Waterfront interest, who became the President of the Company's CESCR division.

20 BROAD STREET

On May 2, 2003, the Company acquired the remaining 40% of a 78-year leasehold interest in 20 Broad Street it did not already own. The purchase price was approximately $30,000,000 in cash. 20 Broad Street contains 466,000 square feet of office space, of which 348,000 square feet is leased to the New York Stock Exchange. Prior to the acquisition of the remaining 40%, the Company consolidated the operations of this property and reflected the 40% interest that it did not own as a component of minority interest. Subsequent to this acquisition, the Company no longer reflects the 40% minority interest.

2101 L STREET

On August 4, 2003, the Company completed the acquisition of 2101 L Street, a 370,000 square foot office building located in Washington D.C. The consideration for the acquisition consisted of approximately 1.1 million newly issued Operating Partnership units (valued at approximately $49,517,000) and the assumption of existing mortgage debt and transaction costs totaling approximately $32,000,000. Robert H. Smith and Robert P. Kogod, trustees of the Company, together with family members owned approximately 24 percent of the limited partnership that sold the building and Mr. Smith was a general partner. On August 5, 2003, the Company repaid the mortgage of $29,056,000.

CRYSTAL CITY MARRIOTT

On July 1, 2004, the Company acquired the Marriott hotel located in its Crystal City office complex from a limited partnership in which Robert H. Smith and Robert P. Kogod, trustees of the Company, together with family members own approximately 67 percent. The purchase price of $21,500,000 was paid in cash as part of a Section 1031 tax-free, "like-kind" exchange with a portion of the proceeds from the Company's sale of the Palisades Residential Complex (see Dispositions). The hotel contains 343 rooms and is leased to an affiliate of Marriott International, Inc. until July 31, 2015, with one 10-year extension option. The land under the hotel was acquired in 1999.

Retail:

BERGEN MALL

On December 12, 2003, the Company acquired the Bergen Mall for approximately $145,000,000 in cash as part of a Section 1031 tax-free "like-kind" exchange with a portion of the proceeds from the sale of the Company's Two Park Avenue property (see Dispositions). The Bergen Mall is a 903,000 square foot shopping center located on Route 4 East in Paramus, New Jersey. The Company intends to expand, re-tenant and redevelop the center in order to reposition the asset. On January 27, 2004, the Company entered into an agreement to modify the Value City lease to give the Company a one-year option to terminate the lease no earlier than one year after notification and upon payment of $12,000,000 to the tenant. The present value of this option is reflected in the acquisition price and is included in other liabilities in the Company's consolidated balance sheets.

FOREST PLAZA SHOPPING CENTER

On February 3, 2004, the Company acquired the Forest Plaza Shopping Center for approximately $32,500,000, of which $14,000,000 was paid in cash, and $18,500,000 was debt assumed. The purchase was funded as part of Section 1031 tax-free "like kind" exchange with the remaining portion of the proceeds from the sale of the Company's Two Park Avenue property (see Dispositions). Forest Plaza is a 165,000 square foot shopping center located in Staten Island, New York.

25 W. 14TH STREET

On March 19, 2004, the Company acquired a 62,000 square foot free-standing retail building located at 25 W. 14th Street in Manhattan for $40,000,000 in cash. This acquisition was paid in cash as part of a Section 1031 tax-free, "like-kind" exchange with a portion of the proceeds from the Company's sale of the Palisades Residential Complex (see Dispositions).

SOUTHERN CALIFORNIA SUPERMARKETS

On July 29, 2004, the Company acquired a real estate portfolio containing 25 supermarkets for $65,000,000. These properties, all of which are located in Southern California and contain an aggregate of approximately 766,000 square feet, were purchased from the Newkirk MLP, in which the Company currently owns a 22.4% interest. The supermarkets are net leased to Stater Brothers for an initial term expiring in 2008, with six 5-year extension options. Stater Brothers is a Southern California regional grocery chain that operates 158 supermarkets and has been in business since 1936. This acquisition was paid in cash as part of a Section 1031 tax-free, "like-kind" exchange with a portion of the proceeds from the Company's sale of the Palisades Residential Complex (see Dispositions). The Company's share of gain recognized by Newkirk MLP on this transaction was $7,119,000 and was reflected as an adjustment to the Company's basis in its investment in Newkirk MLP and not recognized as income.

QUEENS BOULEVARD

On August 30, 2004, the Company acquired 99-01 Queens Boulevard, a 68,000 square foot free-standing building in Forest Hills, New York for $26,500,000 in cash as part of a Section 1031 tax-free, "like-kind" exchange with a portion of the proceeds from the Company's sale of the Palisades Residential Complex (see Dispositions).

BROOME STREET AND BROADWAY

On November 2, 2004, the Company acquired a 50% joint venture interest in a 92,500 square foot property located at Broome Street and Broadway in New York City. The Company contributed $4,462,000 of equity and provided a $24,000,000 bridge loan with interest at 10% per annum. Upon the refinancing of the bridge loan, which is expected to close in the second quarter of 2005, the Company will be repaid $15,106,000 and the balance of $8,894,000 will remain in the venture as additional equity.

LODI AND BURNSIDE SHOPPING CENTERS

On November 12, 2004 and December 1, 2004, the Company acquired two shopping centers aggregating 185,000 square feet, in Lodi, New Jersey and Long Island (Inwood), New York, for a total purchase of $36,600,000 in cash plus $10,900,000 of assumed debt as part of a Section 1031 tax-free, "like-kind" exchange with a portion of the proceeds from the Company's sale of the Palisades Residential Complex (see Dispositions).

OTHER RETAIL

In December 2004, the Company acquired two retail condominiums aggregating 12,000 square feet, located at 386 and 387 West Broadway in New York City for $16,900,000 in cash plus $4,700,000 of assumed debt.

Other Investments:

INVESTMENT IN GMH COMMUNITIES L.P.

On July 20, 2004, the Company committed to make up to a $159,000,000 convertible preferred investment in GMH Communities L.P. ("GMH"), a partnership focused on the student and military housing sectors. Distributions accrued on the full committed balance of the investment, whether or not drawn, from July 20, 2004, at a rate of 16.27%. In connection with this commitment, the Company received a placement fee of $3,200,000. The Company also purchased for $1,000,000, warrants to acquire GMH common equity. These warrants entitle the Company to acquire (i) 6,666,667 limited partnership units in GMH at an exercise price of $7.50 per unit and (ii) 5,496,724 limited partnership units, through May 6, 2006, at an exercise price of $9.10 per unit. As of November 3, 2004, the Company had funded a total of $113,777,000 of the commitment.

On November 3, 2004, GMH Communities Trust ("GCT") closed its initial public offering ("IPO") at a price of $12.00 per share. GCT is a real estate investment trust that conducts its business through GMH, of which it is the sole general partner. In connection with the IPO, the $113,777,000 previously funded by the Company under the $159,000,000 commitment was repaid, together with accrued distributions of $13,381,000. The Company also exercised warrants to purchase 6,666,667 limited partnership units at a price of $7.50 per unit, or $50,000,000 in total, which resulted in a gain of $29,500,000. The Company accounts for its interest in the partnership units on the equity method based on its 12.25% ownership interest and right to appoint one of its executive officers to GCT's Board of Trustees. The Company records its pro-rata share of GMH's net income or loss on a one-quarter lag basis as the Company files its financial statements on Form 10-K or 10-Q prior to the time GMH files its financial statements.

Under the warrant agreement, the number of GMH partnership units or GCT common shares underlying the warrants is adjusted for dividends declared by GCT. On December 16, 2004, GCT declared a dividend of $.16 per common share, which increased the number of shares underlying the warrants from 5,496,724 to 5,563,417 and the exercise price was decreased from $9.10 to $8.99 per share. Because these warrants are derivatives and do not qualify for hedge accounting treatment, the gains and losses resulting from the mark-to-market of the warrants at the end of each reporting period are recognized as an increase or decrease in "interest and other investment income" on the Company's consolidated statement of income. In the quarter ended December 31, 2004, the Company recognized income of $24,190,000 from the mark-to-market of these warrants, which were valued using a trinomial option pricing model based on GCT's closing stock price on the NYSE of $14.10 per share on December 31, 2004.

Further, in connection with the IPO, the Company contributed its 90% interest in Campus Club Gainesville, which it acquired in 2000, in exchange for an additional 671,190 GMH limited partnership units.

Of the Company's GMH units, 6,666,667 may be converted into an equivalent number of common shares of GCT commencing on May 2, 2005 and 671,190 units may be converted commencing on November 2, 2005. The Company has agreed not to sell any common shares or units it owns or may acquire until May 2, 2005.

INVESTMENT IN SEARS, ROEBUCK AND CO.

In July and August 2004, the Company acquired an aggregate of 1,176,600 common shares of Sears, Roebuck and Co. ("Sears") for $41,945,000, an average price of $35.65 per share. Included in the cost is $1,361,000 for a performance-based participation. These shares are recorded as marketable securities on the Company's consolidated balance sheet and are classified as "available for sale." Appreciation or depreciation in the fair market value of these shares is recorded as an increase or decrease in "accumulated other comprehensive income" in the shareholders' equity section of the Company's consolidated balance sheet and not recognized in income. At December 31, 2004, based on Sears' closing stock price of $51.03 per share, $18,105,000 of appreciation in the value of these shares was included in "accumulated other comprehensive income."

In August and September 2004, the Company acquired an economic interest in an additional 7,916,900 Sears common shares through a series of privately negotiated transactions with a financial institution pursuant to which the Company purchased a call option and simultaneously sold a put option at the same strike price on Sears common shares. These call and put options have an initial weighted-average strike price of $39.82 per share, or an aggregate of $315,250,000, expire in April 2006 and provide for net cash settlement. Under these agreements, the strike price for each pair of options increases at an annual rate of LIBOR plus 45 basis points and is credited for the dividends received on the shares. The options provide the Company with the same economic gain or loss as if it had purchased the underlying common shares and borrowed the aggregate strike price at an annual rate of LIBOR plus 45 basis points. Because these options are derivatives and do not qualify for hedge accounting treatment, the gains or losses resulting from the mark-to-market of the options at the end of each reporting period are recognized as an increase or decrease in "interest and other investment income" on the Company's consolidated statement of income. During the year ended December 31, 2004, the Company recorded net income of $81,730,000, comprised of (i) $88,782,000 from the mark-to-market of the options on December 31, 2004, based on Sears' closing stock price of $51.03 per share and (ii) $2,295,000 for accrued dividends, partially offset by (i) $5,972,000 for a performance-based participation, (ii) $2,371,000 for the increase in strike price resulting from the LIBOR charge and (iii) $1,004,000 of professional fees.

On November 16, 2004, Kmart Holding Corporation ("Kmart") and Sears entered into an Agreement and Plan of Merger. Upon the effective date of the merger, each share of Sears common stock will be converted into the right to receive, at the election of the holder, (i) $50.00 in cash or (ii) 0.50 shares of common stock of the merged company, subject to proration so that 55% of the Sears shares are exchanged for shares of the merged company.

Based on Sears' most recent filing with the Securities and Exchange Commission, the Company's aggregate investment in Sears represents 4.2% of Sears' outstanding common shares.

Dispositions:

The following sets forth the details of sales, dispositions, write-offs and other similar transactions for the years ended December 31, 2004, 2003 and 2002:

NET GAINS ON SALES OF REAL ESTATE:

On January 9, 2003, the Company sold its Baltimore, Maryland shopping center for $4,752,000, which resulted in a net gain on the sale after closing costs of $2,644,000.

On October 10, 2003, the Company sold Two Park Avenue, a 965,000 square foot office building, for $292,000,000, which resulted in a net gain on the sale after closing costs of $156,433,000. Substantially all of the proceeds from the sale have been reinvested in tax-free "like-kind" exchange investments pursuant to Section 1031 of the Internal Revenue Code ("Section 1031").

On November 3, 2003, the Company sold its Hagerstown, Maryland shopping center property for $3,100,000, which resulted in a net gain on sale after closing costs of $1,945,000.

On June 29, 2004, the Company sold its Palisades Residential Complex for $222,500,000, which resulted in a net gain on sale after closing costs of $65,905,000. Substantially all of the proceeds from the sale were reinvested in tax-free "like kind" exchange investments pursuant to Section 1031. On February 27, 2004, the Company had acquired the remaining 25% interest in the Palisades venture it did not previously own for approximately $17,000,000 in cash.

On August 12, 2004, the Company sold its Dundalk, Maryland shopping center for $12,900,000, which resulted in a net gain on sale after closing costs of $9,850,000. Substantially all of the proceeds from the sale have been reinvested in tax-free "like-kind" exchange investments pursuant to Section 1031.

Net gains (losses) on disposition of wholly-owned and partially-owned assets other than depreciable real estate:

For the Years Ended December 31,

(AMOUNTS IN THOUSANDS)	2004	2003	2002
Wholly-owned:			
Gain on sale of residential condominium units	$ 776	$ 282	$ 2,156
Net (loss) gain on sale of marketable securities	(159)	2,950	12,346
Primestone loss on settlement of guarantees (2003) and foreclosure and impairment losses (2002)	—	(1,388)	(35,757)
Gains on sale of land parcels	—	499	—
Gain on transfer of mortgages	—	—	2,096
Net gain on sale of air rights	—	—	1,688
Partially-owned:			
Net gain on sale of a portion of investment in Americold to Yucaipa	18,789	—	—
Other	369	—	—
Net gain (loss) on disposition of wholly-owned and partially-owned assets other than depreciable real estate	$19,775	$ 2,343	$(17,471)

PRIMESTONE SETTLEMENT OF GUARANTEES (2003) AND FORECLOSURE AND IMPAIRMENT LOSSES (2002)

On September 28, 2000, the Company made a $62,000,000 loan to Primestone Investment Partners, L.P. ("Primestone"). The loan bore interest at 16% per annum. Primestone defaulted on the repayment of this loan on October 25, 2001. The loan was subordinate to $37,957,000 of other debt of the borrower that liened the Company's collateral. On October 31, 2001, the Company purchased the other debt for its face amount. The loans were secured by 7,944,893 partnership units in Prime Group Realty, L.P., the operating partnership of Prime Group Realty Trust (NYSE:PGE) and the partnership units were exchangeable for the same number of common shares of PGE. The loans were also guaranteed by affiliates of Primestone.

On November 19, 2001, the Company sold, pursuant to a participation agreement with a subsidiary of Cadim Inc. ("Cadim"), a Canadian pension fund, a 50% participation in both loans at par for approximately $50,000,000 reducing the Company's net investment in the loans at December 31, 2001 to $56,768,000 including unpaid interest and fees of $6,790,000. The participation did not meet the criteria for "sale accounting" under SFAS 140 because Cadim was not free to pledge or exchange the assets.

On April 30, 2002, the Company and Cadim acquired the 7,944,893 partnership units at a foreclosure auction. The price paid for the units by application of a portion of Primestone's indebtedness to the Company and Cadim was $8.35 per unit, the April 30, 2002 closing price of shares of PGE on the New York Stock Exchange. On June 28, 2002, pursuant to the terms of the participation agreement, the Company transferred 3,972,447 of the partnership units to Cadim.

In the second quarter of 2002, in accordance with foreclosure accounting, the Company recorded a loss on the Primestone foreclosure of $17,671,000 calculated based on (i) the acquisition price of the units and (ii) its valuation of the amounts realizable under the guarantees by affiliates of Primestone, as compared with the net carrying amount of the investment at April 30, 2002. In the third quarter of 2002, the Company recorded a $2,229,000 write-down on its investment based on costs expended to realize the value of the guarantees. Further, in the fourth quarter of 2002, the Company recorded a $15,857,000 write-down of its investment in Prime Group consisting of (i) $14,857,000 to adjust the carrying amount of the Prime Group units to $4.61 per unit, the closing price of PGE shares on December 31, 2002 on the New York Stock Exchange and (ii) $1,000,000 for estimated costs to realize the value of the guarantees. The Company considered the decline in the value of the units which are convertible into stock to be other than temporary as of December 31, 2002, based on the fact that the market value of the units which are convertible into stock had been less than its cost for more than six months, the severity of the decline, market trends, the financial condition and near-term prospects of Prime Group and other relevant factors.

On June 11, 2003, the Company exercised its right to exchange the 3,972,447 units it owned in Prime Group Realty L.P. for 3,972,447 common shares in Prime Group Realty Trust (NYSE:PGE). Prior to the exchange, the Company accounted for its investment in the partnership on the equity method. Subsequent to the exchange, the Company is accounting for its investment in PGE as a marketable equity security-available for sale, as the Company's shares represent less than a 20% ownership interest in PGE (which is not a partnership), the Company does not have significant influence and the common shares have a readily determinable fair value. Accordingly, the carrying amount previously included in Investments and Advances to Partially-Owned Entities was reclassified to Marketable Securities on the Company's consolidated balance sheet. The Company is also required to mark these securities to market based on the closing price of the PGE shares on the NYSE at the end of each reporting period. For the period from June 11, 2003 through December 31, 2003, the Company recorded a $6,623,000 unrealized gain, which is not included in the Company's net income, but is reflected as a component of Accumulated Other Comprehensive Income (Loss) in the Shareholders' Equity section of the consolidated balance sheet. From the date of exchange, income recognition is limited to dividends received on the PGE shares.

On June 13, 2003, the Company received its $5,000,000 share of a settlement with affiliates of Primestone Investment Partners of the amounts due under the guarantees of the Primestone loans. In connection therewith, the Company recognized a $1,388,000 loss on settlement of the guarantees.

GAIN ON TRANSFER OF MORTGAGES

In the year ended December 31, 2002, the Company recorded a net gain of approximately $2.1 million resulting from payments to the Company by third parties that assumed certain of the Company's mortgages. Under these transactions the Company paid to the third parties that assumed the Company's obligations the outstanding amounts due under the mortgages and the third parties paid the Company for the benefit of assuming the mortgages. The Company has been released by the creditors underlying these loans.

NET GAIN ON SALE OF AIR RIGHTS

In 2002, the Company constructed a $16.3 million community facility and low-income residential housing development (the "30th Street Venture"), in order to receive 163,728 square feet of transferable development rights, generally referred to as "air rights." The Company donated the building to a charitable organization. The Company sold 106,796 square feet of these air rights to third parties at an average price of $120 per square foot. An additional 28,821 square feet of air rights was sold to Alexander's at a price of $120 per square foot for use at Alexander's 731 Lexington Avenue project. In each case, the Company received cash in exchange for air rights. The Company identified third party buyers for the remaining 28,111 square feet of air rights of the 30th Street Venture. These third party buyers wanted to use the air rights for the development of two projects located in the general area of 86th Street which was not within the required geographical radius of the construction site nor in the same Community Board as the low-income housing and community facility project. The 30th Street Venture asked Alexander's to sell 28,111 square feet of the air rights it already owned to the third party buyers (who could use them) and the 30th Street Venture would replace them with 28,111 square feet of air rights. In October 2002, the Company sold 28,111 square feet of air rights to Alexander's for an aggregate sales price of $3,059,000 (an average of $109 per square foot). Alexander's then sold an equal amount of air rights to the third party buyers for an aggregate sales price of $3,339,000 (an average of $119 per square foot).

NET GAINS ON SALE OF RESIDENTIAL CONDOMINIUM UNITS

The Company recognized net gains of $776,000, $282,000 and $2,156,000 during 2004, 2003 and 2002, respectively, from the sale of residential condominiums.

4. Discontinued Operations

SFAS No. 144 requires discontinued operations presentation for disposals of a "component" of an entity. In accordance with SFAS No. 144, for all periods presented, the Company reclassified its consolidated statements of income to reflect income and expenses for properties which became held for sale subsequent to December 31, 2001, as discontinued operations and reclassified its consolidated balance sheets to reflect assets and liabilities related to such properties as assets related to discontinued operations and liabilities related to discontinued operations.

Assets related to discontinued operations consist primarily of real estate, net of accumulated depreciation. The following table sets forth the balances of the assets related to discontinued operations as of December 31, 2004 and 2003:

December 31, (AMOUNTS IN THOUSANDS)	2004	2003
400 North LaSalle	$ 82,624	$ 80,685
Arlington Plaza	35,127	36,109
Vineland	908	908
Palisades (sold on June 29, 2004)	—	138,629
Baltimore (Dundalk) (sold on August 12, 2004)	—	2,167
	$118,659	$258,498

The following table sets forth the balances of the liabilities related to discontinued operations (primarily mortgage notes payable) as of December 31, 2004 and 2003.

December 31, (AMOUNTS IN THOUSANDS)	2004	2003
Arlington Plaza	$ 15,867	$ 16,487
400 North LaSalle	5,187	3,038
Palisades (sold on June 29, 2004)	—	120,000
	$ 21,054	$139,525

The combined results of operations of the assets related to discontinued operations for the years ended December 31, 2004, 2003 and 2002 are as follows:

December 31, (AMOUNTS IN THOUSANDS)	2004	2003	2002
Total revenues	$19,799	$ 47,770	$48,283
Total expenses	16,957	33,171	36,468
Net income	2,842	14,599	11,815
Gains on sale of real estate	75,755	161,789	—
Income from discontinued operations	$78,597	$176,388	$11,815

See Note 3.—Acquisition and Dispositions for details of gains on sale of real estate related to discontinued operations in the years ended December 31, 2004 and 2003.

5. Investments in Partially-Owned Entities

The Company's investments in partially-owned entities and income recognized from such investments are as follows:

Balance Sheet Data:

		Company's Investment		100% of These Entities					
				Total Assets		Total Liabilities		Total Equity	
(AMOUNTS IN THOUSANDS)	Percentage Ownership	2004	2003	2004	2003	2004	2003	2004	2003
Investments:									
Temperature Controlled Logistics[(1)]	47.6%	$ —	$436,225		$1,264,390		$ 557,017		$707,373
Alexander's	33%	204,762	207,872	$1,244,801	$ 920,996	$1,226,433	$ 870,073	$ 18,368	$ 50,923
Newkirk MLP	22%	158,656	138,762	$1,240,129	$1,384,094	$1,030,755	$1,276,905	$209,374	$107,189
GMH Communities L.P.[(2)]	12.25%	84,782	—						
Partially—Owned Office Buildings	0.1%–50%	48,682	44,645						
Monmouth Mall	50%	29,351	30,612						
478-486 Broadway	50%	29,170	—						
Starwood Ceruzzi Joint Venture	80%	19,106	23,821						
Other		30,791	18,663						
		$605,300	$900,600						

(1) See page 84 for details.

(2) As of December 31, 2004, the Company owns 7.3 million limited partnership units, or 12.25% of the limited partnership interest of GMH, a partnership focused on the student and military housing sectors. Details of this investment are provided on page 74. The Company accounts for its interest in the partnership units on the equity-method based on its 12.25% ownership interest and right to appoint one of its executive officers to GCT's Board of Trustees. The Company records its pro rata share of GMH's net income or loss on a one-quarter lag basis as the Company files its financial statements on Form 10-K or 10-Q prior to the time GMH files its financial statements. GMH's properties were 94.2% occupied as of December 31, 2004. GMH's outstanding indebtedness was $359,000 as of December 31, 2004, of which the Company's share was $44,000.

In addition, the Company holds warrants to purchase an additional 5.6 million limited partnership units of GMH or common shares of GCT at a price of $8.99 per unit or share through May 6, 2006. Because these warrants are derivatives and do not qualify for hedge accounting treatment, the gains or losses resulting from the mark-to-market of the warrants at the end of each reporting period are recognized as an increase or decrease in "interest and other investment income" on the Company's consolidated statement of income. In the quarter ended December 31, 2004, the Company recognized $24,190 from the mark-to-market of these warrants, which were valued using trinomial option pricing model based on GCT's closing stock price on the NYSE of $14.10 per share on December 31, 2004.

Below is a summary of the debt of partially owned entities as of December 31, 2004 and 2003, none of which is guaranteed by the Company.

100% of Partially-Owned Entities Debt

(AMOUNTS IN THOUSANDS)	December 31, 2004	December 31, 2003
Alexander's (33% interest):		
Lexington Avenue mortgage note payable collateralized by the office space, due in February 2014, with interest at 5.33%	$400,000	$ —
Kings Plaza Regional Shopping Center mortgage note payable, due in June 2011, with interest at 7.46% (prepayable with yield maintenance)	213,699	216,586
Due to Vornado on January 3, 2006 with interest at 9.0% (one-year treasuries plus 6.0% with a 3.0% floor for treasuries) (prepayable without penalty)	124,000	124,000
Rego Park mortgage note payable, due in June 2009, with interest at 7.25%	81,661	82,000
Paramus mortgage note payable, due in October 2011, with interest at 5.92% (prepayable without penalty)	68,000	68,000
Lexington Avenue construction loan payable, due in January 2006, plus two one-year extensions, with interest at 4.92% (LIBOR plus 2.50%)	65,168	240,899
Newkirk MLP (22.4% interest):		
Portion of first mortgages collateralized by the partnership's real estate, due from 2005 to 2024, with a weighted average interest rate of 7.28% at December 31, 2004 (various prepayment terms)	859,674	1,069,545
GMH Communities L.P. (12.25% interest):		
Mortgage notes payable, collateralized by 27 properties, due from 2005 to 2014, with a weighted average interest rate of 5.28% at December 31, 2004	359,276	—
Monmouth Mall (50% interest):		
Mortgage note payable, due in November 2005, with interest at LIBOR plus 2.05% and two one-year extension options (4.53% at December 31, 2004)	135,000	135,000
Partially-Owned Office Buildings:		
Kaempfer Properties (2.1% to 10% interests in five partnerships) Mortgage notes payable, collateralized by the partnerships' real estate, due from 2007 to 2031, with a weighted average interest rate of 6.96% at December 31, 2004 (various prepayment terms)	491,867	361,263
Fairfax Square (20% interest) mortgage note payable, due in August 2009, with interest at 7.50%	67,215	68,051
330 Madison Avenue (25% interest) mortgage note payable, due in April 2008, with interest at 6.52% (prepayable with yield maintenance)	60,000	60,000
825 Seventh Avenue (50% interest) mortgage note payable, due in October 2014, with interest at 8.07% (prepayable with yield maintenance)	23,104	23,060
Wells/Kinzie Garage (50% interest) mortgage note payable, due in May 2009, with interest at 7.03%	15,334	15,606
Orleans Hubbard (50% interest) mortgage note payable, due in March 2009, with interest at 7.03%	9,626	9,799
Temperature Controlled Logistics (47.6% interest)(1):		
Mortgage notes payable	—	509,456
Other notes payable	—	39,365

(1) Beginning on November 18, 2004, the Company's investment in Americold is consolidated into the accounts of the Company.

Based on the Company's ownership interest in the partially-owned entities above, the Company's share of the debt of these partially-owned entities was $669,942,000 and $930,567,000 as of December 31, 2004 and 2003, respectively.

Income Statement Data:

(AMOUNTS IN THOUSANDS)	Company's Equity in Income (Loss) from Partially Owned Entities			100% of These Entities					
				Total Revenues			Net Income (loss)		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Alexander's:									
33% share of equity in income before stock appreciation rights compensation expense	$ 13,701	$ 8,614	$ 7,556						
33% share of stock appreciation rights compensation expense	(25,340)	(14,868)	—						
33% share of equity in (loss) income(1)	(11,639)	(6,254)	7,556	$148,895	$ 87,162	$ 76,800	$ (33,469)	$ (17,742)	$ 23,584
Interest income(2)	8,642	10,554	10,401						
Development and guarantee fees(2)	3,777	6,935	6,915						
Management and leasing fee income(1)	7,800	4,339	4,781						
	$ 8,580	$15,574	$29,653						
Temperature Controlled Logistics(3):									
Equity in net income	$ 606	$12,869	$ 4,144		$119,605	$117,663		$ 20,515	$ 5,586
Management fees	5,035	5,547	5,563						
	5,641	18,416	9,707						
Newkirk MLP:									
Equity in income	24,041	33,243	26,500	$239,496	$273,500	$295,369	$136,037	$ 151,505	$121,860
Interest and other income	11,396	7,002	8,000						
	35,437	40,245	34,500						
Partially-Owned Office Buildings(4)	2,728	2,426	1,966						
Monmouth Mall	3,741	4,433	1,022						
Prime Group Realty LP(5)	—	—	(1,005)						
Other	(4,166)	2,381	(1,732)						
	$ 43,381	$67,901	$44,458						

(1) 2002 includes the Company's $3,431 share of Alexander's gain on sale of its Third Avenue property.

(2) Alexander's capitalizes the fees and interest charged by the Company. Because the Company owns 33% of Alexander's, the Company recognizes 67% of such amounts as income and the remainder is reflected as a reduction of the Company's carrying amount of the investment in Alexander's.

(3) Beginning on November 18, 2004, the Company's investment in Americold is consolidated into the accounts of the Company.

(4) Represents the Company's interests in 330 Madison Avenue (24.8%), 825 Seventh Avenue (50%), Fairfax Square (20%) and Kaempfer equity interests in six office buildings (.1% to 10%).

(5) On June 11, 2003, the Company exercised its right to exchange the 3,972,447 units it owned in Prime Group Realty L.P. for 3,972,447 common shares in Prime Group Realty Trust (NYSE:PGE). Prior to the exchange, the Company accounted for its investment in the partnership on the equity method. Subsequent to the exchange, the Company is accounting for its investment in PGE as a marketable equity security-available for sale.

Alexander's

The Company owns 33% of the outstanding common stock of Alexander's at December 31, 2004 and 2003. The Company manages, leases and develops Alexander's properties pursuant to agreements (see below) which expire in March of each year and are automatically renewable, except for the 731 Lexington Avenue development agreement which provides for a term lasting until substantial completion of the development of the property.

MANAGEMENT AND LEASING AGREEMENTS

The Company receives an annual fee for managing all of Alexander's properties equal to the sum of (i) $3,000,000, (ii) 3% of the gross income from the Kings Plaza Mall, and (iii) 6% of development costs with minimum guaranteed fees of $750,000 per annum.

The Company generally receives a fee of (i) 3% of lease rent for the first ten years of a lease term, 2% of lease rent for the 11th through the 20th years of a lease term and 1% of lease rent for the 21st through 30th years of a lease term, subject to the payment of rents by Alexander's tenants and (ii) 3% of asset sales proceeds. Such amounts are payable to the Company annually in an amount not to exceed an aggregate of $2,500,000 until the present value of such installments (calculated at a discount rate of 9% per annum) equals the amount that would have been paid at the time the transactions which gave rise to the commissions occurred.

The Company recognized $7,800,000, $4,339,000 and $4,781,000 of fee income under these agreements during the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, and 2003, $23,744,000 and $14,450,000 was due to the Company under these agreements.

731 LEXINGTON AVENUE AND OTHER FEES

The Company is entitled to a development fee for the construction of Alexander's 731 Lexington Avenue property of approximately $26,300,000, based on 6% of construction costs, as defined, payable on the earlier of January 3, 2006, or the date of payment in full of the construction loan encumbering the property. The Company guaranteed to Alexander's 731 Lexington Avenue construction lender, the lien free, timely completion of the construction of the project and funding of project costs in excess of a stated budget, if not funded by Alexander's for which the Company is entitled to a $6,300,000 estimated fee based on 1% of construction costs, as defined, payable upon the completion of construction. Based upon the current status of construction, management does not anticipate the need to fund pursuant to this completion guarantee. The Company has recognized $3,777,000, $6,935,000 and $6,915,000 as development and guarantee fee income during the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, $24,086,000 and $19,265,000 was due under the development and guarantee agreements.

Building Maintenance Services ("BMS"), a wholly-owned subsidiary of the Company, supervises the cleaning, engineering and security at Alexander's 731 Lexington Avenue property for an annual fee of 6% of costs for such services. In October 2004, Alexander's also contracted with BMS to provide the same services at the Kings Plaza Regional Shopping Center on the same terms. On May 27, 2004, the Company entered into an agreement with Alexander's under which it provides property management services at 731 Lexington Avenue for an annual fee of $0.50 per square foot of the tenant-occupied office and retail space. These agreements were negotiated and approved by a special committee of directors of Alexander's that were not affiliated with the Company. The Company recognized $1,384,000 of fee income under these agreements during the year ended December 31, 2004.

DEBT AGREEMENTS

At December 31, 2004 and 2003, the Company has loans receivable from Alexander's of $124,000,000, including $29,000,000 drawn under a $50,000,000 line of credit. The maturity date of the loans is the earlier of January 3, 2006 or the date the Alexander's Lexington Avenue construction loan is finally repaid. Effective April 1, 2004, based on Alexander's improved liquidity, the Company modified its term loan and line of credit to Alexander's to reduce the spread on the interest rate it charges from 9.48% to 6%. Accordingly, the current interest rate was reduced from 12.48% to 9%.

On February 13, 2004, Alexander's completed a $400,000,000 mortgage financing on the office space of its Lexington Avenue development project. The loan bears interest at 5.33%, matures in February 2014 and beginning in the third year, provides for principal payments based on a 25-year amortization schedule such that over the remaining eight years of the loan, ten years of amortization will be paid. Of the loan proceeds, $253,529,000 was used to repay the entire amount outstanding under the construction loan. The construction loan was modified so that the remaining availability is $237,000,000, which was approximately the amount estimated to complete the Lexington Avenue development project. The interest rate on the construction loan is LIBOR plus 2.5% (4.92% at December 31, 2004) and matures in January 2006, with two one-year extensions. The collateral for the construction loan is the same, except that the office space has been removed from the lien. Further, the construction loan permits the release of the retail space for a payment of $15,000,000 and requires all proceeds from the sale of the residential condominium units to be applied to the construction loan balance until it is finally repaid.

Temperature Controlled Logistics

On February 5, 2004, Americold Realty Trust ("Americold") completed a $254,400,000 mortgage financing for 21 of its owned and 7 of its leased temperature-controlled warehouses. The loan bears interest at LIBOR plus 2.95% (with a LIBOR floor of 1.5% with respect to $54,400,000 of the loan) and requires principal payments of $5,000,000 annually. The loan matures in April 2009 and is pre-payable without penalty after February 5, 2006. The net proceeds were approximately $225,000,000 after providing for usual escrows, closing costs and the repayment of $12,900,000 of existing mortgages on two of the warehouses, of which $135,000,000 was distributed to the Company and the remainder was distributed to its partner.

Prior to November 18, 2004, the Company owned a 60% interest in Vornado Crescent Portland Partnership ("VCPP") which owned Americold. Americold owns 88 temperature controlled warehouses, all of which were leased to AmeriCold Logistics. On November 4, 2004, Americold purchased its tenant, AmeriCold Logistics, for $47,700,000 in cash. On November 18, 2004, the Company and its 40% partner, Crescent Real Estate Equities Company ("CEI") collectively sold 20.7% of Americold's common shares to The Yucaipa Companies ("Yucaipa") for $145,000,000, which resulted in a gain, of which the Company's share was $18,789,000. The sale price was based on a $1.450 billion valuation for Americold before debt and other obligations. Yucaipa is a private equity firm with significant expertise in the food distribution, logistics and retail industries. Upon closing of the sale to Yucaipa on November 18, 2004, Americold is owned 47.6% by the Company, 31.7% by CEI and 20.7% by Yucaipa. Pursuant to the sales agreement: (i) Yucaipa may earn a promote of 20% of the increase in the value of Americold through December 31, 2007, limited to 10% of the Company's and CEI's remaining interest in Americold; (ii) the annual asset management fee payable by CEI to the Company has been reduced from approximately $5,500,000 to $4,548,000, payable quarterly through October 30, 2027. CEI, at its option, may terminate the payment of this fee at any time after November 2009, by paying the Company a termination fee equal to the present value of the remaining payments through October 30, 2027, discounted at 10%. In addition, CEI is obligated to pay a pro rata portion of the termination fee to the extent it sells a portion of its equity interest in Americold; and (iii) VCPP was dissolved. The Company has the right to appoint three of the five members to Americold's Board of Trustees. Consequently, the Company is deemed to exercise control over Americold and, on November 18, 2004, the Company began to consolidate the operations and financial position of Americold into its accounts and no longer accounts for its investment on the equity method.

6. Notes and Mortgage Loans Receivable

GENERAL MOTORS BUILDING MEZZANINE LOANS

On October 20, 2003, the Company made a $200,000,000 mezzanine loan secured by partnership interests in the General Motors Building. The Company's loan is subordinate to $900,000,000 of other debt. The loan is based on a rate of LIBOR plus 8.685% (with a LIBOR floor of 1.5%) and currently yields 10.185%. On October 30, 2003, the Company made an additional $25,000,000 loan, as part of a $50,000,000 loan, the balance of which was funded by an affiliate of Soros Fund Management LLC. This loan, which is junior to the $1,100,000,000 of loans noted above, is based on a rate of LIBOR plus 12.81% (with a LIBOR floor of 1.5%) and currently yields 14.31%.

On September 1, 2004, the Company acquired a $50,000,000 participation in an existing $200,000,000 loan on the General Motors Building made by an affiliate of Soros Fund Management LLC. This loan, which is subordinate to $1.15 billion of other debt, is secured by partnership interests in the building and additional guarantees and collateral. The $50,000,000 participation bears interest at 16%, matures on March 25, 2005 and is prepayable at any time.

On January 7, 2005, all of the outstanding General Motors Building loans aggregating $275,000,000 were repaid. In connection therewith, the Company received a $4,500,000 prepayment premium and $1,996,000 of accrued interest and fees through January 14, 2005, which will be recognized in the first quarter of 2005.

LOAN TO COMMONWEALTH ATLANTIC PROPERTIES ("CAPI")

On March 4, 1999, the Company made an additional $242,000,000 investment in CESCR by contributing to CESCR the land under certain CESCR office properties in Crystal City, Arlington, Virginia and partnership interests in certain CESCR subsidiaries. The Company acquired these assets from CAPI, an affiliate of Lazard Freres Real Estate Investors L.L.C., for $242,000,000, immediately prior to the contribution to CESCR. In addition, the Company acquired from CAPI for $8,000,000 the land under a Marriott Hotel located in Crystal City. The Company paid the $250,000,000 purchase price to CAPI by issuing 4,998,000 of the Company's Series E-1 convertible preferred units. In connection with these transactions, the Company agreed to make a five-year $41,200,000 loan to CAPI with interest at 8%, increasing to 9% ratably over the term. On March 1, 2004, the balance of the loan of $38,500,000 was repaid.

LOAN TO VORNADO OPERATING COMPANY ("VORNADO OPERATING")

At December 31, 2003, the amount outstanding under the revolving credit agreement with Vornado Operating was $21,989,000. Beginning January 1, 2002, the Company had fully reserved for the interest income on the debt under this facility. On November 4, 2004, in connection with the sale of AmeriCold Logistics to Americold Realty Trust, Vornado Operating repaid the outstanding balance of the loan together with all unpaid interest totaling $4,771,000. In connection with the above, the revolving credit agreement was terminated.

DEARBORN CENTER MEZZANINE CONSTRUCTION LOAN

On March 19, 2003, the outstanding amount of $29,401,000 was received from Dearborn Center representing the full satisfaction of the mezzanine construction loan. The loan bore interest at 12% per annum plus additional interest of $5,655,000 which was received upon repayment.

EXTENDED STAY AMERICA MEZZANINE LOAN

On May 12, 2004, the Company made an $83,000,000 mezzanine loan secured by ownership interests in a subsidiary of Extended Stay America, Inc., which was recently acquired for approximately $3.1 billion by an affiliate of the Blackstone Group. The loan is part of a $166,000,000 facility, the balance of which was funded by Soros Credit LP, and is subordinate to $2.3 billion of other debt. The loan bears interest at LIBOR plus 5.50% (7.90% at December 31, 2004) and matures in May 2007, with two one-year extensions. Extended Stay America owns and operates 485 hotels in 42 states.

CHARLES SQUARE MEZZANINE LOAN

On November 17, 2004, the Company made a $43,500,000 mezzanine loan secured by Charles Square in Howard Square in Cambridge, Massachusetts. The property consists of a 293-room hotel, 140,000 square feet of office and retail space and a 568-car parking facility. This loan is subordinate to $82,500,000 of other debt, bears interest 7.56% and matures in September 2009.

OTHER

On June 1, 2004 and September 24, 2004, the Company acquired Verde Group LLC ("Verde") convertible subordinated debentures for $14,350,000 and $8,150,000, in cash, increasing the Company's investment in Verde at December 31, 2004 to $25,000,000. Verde invests, operates and develops residential communities, among others, primarily on the Texas-Mexico border. The debentures yield a fixed rate of 4.75% per annum and matures on December 31, 2018.

On June 1, 2004, the Company invested $5,000,000 in a senior mezzanine loan, and $3,050,000 in senior preferred equity of 3700 Associates, LLC which owns 3700 Las Vegas Boulevard, a development land parcel located in Las Vegas, Nevada. The loan bears interest at 12% and matures on March 31, 2007. The preferred equity yields a 10% per annum cumulative preferred return.

On December 10, 2004, the Company acquired a $6,776,000 mezzanine loan which is subordinate to $61,200,000 of other loans, and secured by The Gallery at Military Circle, a 943,000 square foot mall in Norfolk, Virginia. The loan bears interest at 8.4% per annum and matures in August 2014 .

7. Identified Intangible Assets and Goodwill

The following summarizes the Company's identified intangible assets, intangible liabilities (deferred credit) and goodwill as of December 31, 2004 and December 31, 2003.

(AMOUNTS IN THOUSANDS)	December 31, 2004	December 31, 2003
Identified intangible assets (included in other assets):		
Gross amount	$ 238,428	$ 171,842
Accumulated amortization	(62,114)	(40,967)
Net	$ 176,314	$ 130,875
Goodwill (included in other assets):		
Gross amount	$ 10,425	$ 4,345
Identified intangible liabilities (included in deferred credit):		
Gross amount	$ 123,241	$ 79,146
Accumulated amortization	(51,969)	(31,787)
Net	$ 71,272	$ 47,359

Amortization of acquired below market leases net of acquired above market leases resulted in an increase to rental income of $38,616,000 for the year ended December 31, 2004, and $23,639,000 for the year ended December 31, 2003. The estimated annual amortization of acquired below market leases net of acquired above market leases for each of the five succeeding years is as follows:

(AMOUNTS IN THOUSANDS)	
2005	$ 8,932
2006	6,314
2007	5,806
2008	4,770
2009	4,066

The estimated annual amortization of all other identified intangible assets (a component of depreciation and amortization expense) including acquired in-place leases, customer relationships, and third party contracts for each of the five succeeding years is as follows:

(AMOUNTS IN THOUSANDS)	
2005	$15,592
2006	13,777
2007	12,780
2008	12,240
2009	11,920

8. Debt

Following is a summary of the Company's debt:

(AMOUNTS IN THOUSANDS)	Maturity	Interest Rate as at December 31, 2004	Balance as of December 31, 2004	Balance as of December 31, 2003
Notes and Mortgages Payable:				
Fixed Interest:				
Office:				
NYC Office:				
Two Penn Plaza(1)	02/11	4.97%	$ 300,000	$ 151,420
888 Seventh Avenue	02/06	6.63%	105,000	105,000
Eleven Penn Plaza(1)	12/14	5.20%	219,777	49,304
866 UN Plaza	05/07	8.39%	48,130	33,000
CESCR Office:				
Crystal Park 1-5	07/06–08/13	6.66%–7.08%	253,802	258,733
Crystal Gateway 1-4 Crystal Square 5	07/12–01/25	6.75%–7.09%	212,643	214,323
Crystal Square 2, 3 and 4	10/10–11/14	6.82%–7.08%	141,502	143,854
Skyline Place	08/06–12/09	6.60%–6.93%	132,427	135,955
1101 17th, 1140 Connecticut, 1730 M and 1150 17th	08/10	6.74%	94,409	95,860
Courthouse Plaza 1 and 2	01/08	7.05%	77,427	78,848
Reston Executive I, II and III	01/06	6.75%	71,645	72,769
Crystal Gateway N and 1919 S. Eads	11/07	6.77%	55,524	56,623
Crystal Plaza 1-6	(2)	(2)	—	68,654
One Skyline Tower	06/08	7.12%	63,814	64,818
Crystal Malls 1-4	12/11	6.91%	55,228	60,764
1750 Pennsylvania Avenue	06/12	7.26%	48,876	49,346
One Democracy Plaza	02/05	6.75%	26,121	26,900
Retail:				
Cross collateralized mortgages payable on 42 shopping centers	03/10	7.93%	476,063	481,902
Green Acres Mall	02/08	6.75%	145,920	148,386
Las Catalinas Mall	11/13	6.97%	65,696	66,729
Montehiedra Town Center	05/07	8.23%	57,941	58,855
Forest Plaza	05/09	4.00%	20,924	—
Lodi Shopping Center	06/14	5.12%	12,228	—
386 West Broadway	05/13	5.09%	5,083	—
Merchandise Mart:				
Washington Design Center	11/11	6.95%	47,496	48,012
Market Square Complex	07/11	7.95%	45,287	46,816
Furniture Plaza	02/13	5.23%	44,497	45,775
Washington Office Center	(2)	(2)	—	43,166
Other	10/10–06/28	7.52%–7.71%	18,156	18,434
Temperature Controlled Logistics:				
Cross collateralized mortgages payable on 57 properties(5)	05/08	6.89%	483,533	—
Other:				
Industrial Warehouses	10/11	6.95%	48,385	48,917
Student Housing Complex	(2)	(2)	—	18,777
Total Fixed Interest Notes and Mortgages Payable		6.95%	3,377,534	2,691,940

See notes on page 88.

(AMOUNTS IN THOUSANDS)	Maturity	Spread over LIBOR	Interest Rate as at December 31, 2004	Balance as of December 31, 2004	Balance as of December 31, 2003
Notes and Mortgages Payable:					
Variable Interest:					
Office:					
NYC Office:					
One Penn Plaza[1]				$ —	$ 275,000
770 Broadway[3]	06/06	L+105	3.55%	170,000	170,000
909 Third Avenue[4]	08/06	L+70	3.14%	125,000	125,000
CESCR Office:					
Commerce Executive III, IV and V	07/05	L+150	3.78%	41,796	42,582
Commerce Executive III, IV and V B	07/05	L+85	3.13%	10,000	10,000
Temperature Controlled Logistics:					
Cross collateralized mortgages payable on 28 properties[5]	04/09	L+295	5.35%	250,207	—
Total Variable Interest Notes and Mortgages Payable			4.23%	597,003	622,582
Total Notes and Mortgages Payable			6.54%	$3,974,537	$3,314,522
Senior Unsecured Notes:					
Senior unsecured notes due 2007 at fair value (accreted carrying amount of $499,643 and $499,499)[6]	06/07	L+77	2.57%	$ 512,791	$ 525,279
Senior unsecured notes due 2009[7]	08/09		4.50%	249,526	—
Senior unsecured notes due 2010[8]	12/10		4.75%	199,779	199,741
Total senior unsecured notes			3.52%	$ 962,096	$ 725,020
Unsecured revolving credit facility[9]	07/06	L+65	N/A	$ —	$ —
Mortgage Notes Payable related to discontinued operations:					
Arlington Plaza	11/07		6.77%	$ 14,691	$ 14,885
400 North LaSalle	08/05	L+250	4.75%	5,187	3,038
Palisades construction loan				—	120,000
				$ 19,878	$ 137,923

(1) On February 5, 2004, the Company completed a $300,000 refinancing of Two Penn Plaza. The loan bears interest at 4.97% and matures in February 2011. The Company retained net proceeds of $39,000 after repaying the existing $151,000 loan, $75,000 of the $275,000 mortgage loan on its One Penn Plaza property and the $33,000 mortgage loan on 866 U.N. Plaza. On November 15, 2004, the Company completed a $220,000,000 refinancing of Eleven Penn Plaza. This loan bears interest at 5.20% and matures on December 1, 2014. Of the loan proceeds, $200,000,000 was used to repay the remainder of the loan on One Penn Plaza.

(2) Repaid at maturity or upon sale of the related real estate during 2004.

(3) On June 9, 2003, the Company completed a $170,000 financing of its 770 Broadway property. The loan bears interest at LIBOR plus 1.05%, is pre-payable after one year without penalty and matures in June 2006 with two one-year extension options. The proceeds of the new loan were used primarily to repay (i) an $18,926 mortgage loan on 33 North Dearborn, (ii) a $69,507 mortgage loan on Tysons Dulles Plaza, and (iii) $40,000 of borrowing under the Company's unsecured revolving credit facility. In connection with the closing of the 770 Broadway loan, the Company purchased an interest rate cap, and simultaneously sold an interest rate cap with the same terms. Since these instruments do not reduce the Company's net interest rate risk exposure, they do not qualify as hedges and changes in their respective values are charged to earnings. As the significant terms of these arrangements are the same, the effects of a revaluation of these instruments is expected to substantially offset one another. Simultaneously with the completion of the 770 Broadway loan, the Company used cash from its mortgage escrow account to repay $133,659 of the $153,659 of debt previously cross-collateralized by its 770 Broadway and 595 Madison Avenue properties.

(4) On August 4, 2003, the Company completed a refinancing of its 909 Third Avenue mortgage loan. The new $125,000 mortgage loan is for a term of three years and bears interest at LIBOR plus .70% and has two one-year extension options. Simultaneously with the completion of the 909 Third Avenue loan, the Company used cash from its mortgage escrow account to repay the balance of $20,000 of debt previously cross-collateralized by its 770 Broadway and 595 Madison Avenue properties. In connection with the closing of the 909 Third Avenue loan, the Company purchased an interest rate cap and simultaneously sold an interest rate cap with the same terms. Since these instruments do not reduce the Company's net interest rate risk exposure, they do not qualify as hedges and changes in their respective values are charged to earnings. As the significant terms of these arrangements are the same, the effects of a revaluation of these instruments is expected to substantially offset one another.

(5) Beginning on November 18, 2004, the Company's investment in Americold is consolidated into the accounts of the Company.

(6) On June 27, 2002, the Company entered into interest rate swaps that effectively converted the interest rate on the $500,000 senior unsecured notes due 2007 from a fixed rate of 5.625% to a floating rate of LIBOR plus .7725%, based upon the trailing 3 month LIBOR rate (2.57% if set on December 31, 2004). The swaps were designated and effective as fair value hedges with a fair value of $13,148 and $25,780 at December 31, 2004 and 2003, respectively, and included in "Other Assets" on the Company's consolidated balance sheet. Accounting for these swaps requires the Company to recognize the changes in the fair value of the debt during each

period. At December 31, 2004 and 2003, the fair value adjustment to the principal amount of the debt was $13,148 and $25,780, based on the fair value of the swap assets, and is included in the balance of the Senior Unsecured Notes. Because the hedging relationship qualifies for the "short-cut" method, no hedge ineffectiveness on these fair value hedges was recognized in 2004 and 2003.

(7) On August 16, 2004, the Company completed a public offering of $250,000, aggregate principal amount of 4.50% senior unsecured notes due August 15, 2009. Interest on the notes is payable semi-annually on February 15 and August 15 commencing, February 15, 2005. The notes were priced at 99.797% of their face amount to yield 4.546%. The notes are subject to the same financial covenants as the Company's previously issued senior unsecured notes. The net proceeds of approximately $247,700 were used for general corporate purposes.

(8) On November 25, 2003, the Company completed an offering of $200,000, aggregate principal amount of 4.75% senior unsecured notes due December 1, 2010. Interest on the notes is payable semi-annually on June 1st and December 1st, commencing in 2004. The notes were priced at 99.869% of their face amount to yield 4.772%. The notes contain the same financial covenants that are in the Company's notes issued in June 2002, except the maximum ratio of secured debt to total assets is now 50% (previously 55%). The net proceeds of approximately $198,500 were used primarily to repay existing mortgage debt.

(9) On July 3, 2003, the Company entered into a new $600,000 unsecured revolving credit facility which has replaced its $1 billion unsecured revolving credit facility which was to mature in July 2003. The new facility has a three-year term, a one-year extension option and bears interest at LIBOR plus .65%. The Company also has the ability under the new facility to seek up to $800,000 of commitments during the facility's term. The new facility contains financial covenants similar to the prior facility.

The net carrying amount of properties collateralizing the notes and mortgages amounted to $4,918,302,000 at December 31, 2004. As at December 31, 2004, the principal repayments required for the next five years and thereafter are as follows:

Year Ending December 31,

(AMOUNTS IN THOUSANDS)	Amount
2005	$ 157,393
2006	614,141
2007	759,806
2008	929,190
2009	398,054
Thereafter	2,097,927

9. Shareholders' Equity

Series A Convertible Preferred Shares of Beneficial Interest

Holders of Series A Preferred Shares of beneficial interest are entitled to receive dividends in an amount equivalent to $3.25 per annum per share. These dividends are cumulative and payable quarterly in arrears. The Series A Preferred Shares are convertible at any time at the option of their respective holders at a conversion rate of 1.38504 common shares per Series A Preferred Share, subject to adjustment in certain circumstances. In addition, upon the satisfaction of certain conditions the Company, at its option, may redeem the $3.25 Series A Preferred Shares at a current conversion rate of 1.38504 common shares per Series A Preferred Share, subject to adjustment in certain circumstances. At no time will the Series A Preferred Shares be redeemable for cash.

Series B Cumulative Redeemable Preferred Shares of Beneficial Interest

Holders of Series B Preferred Shares of beneficial interest were entitled to receive dividends at an annual rate of 8.5% of the liquidation preference of $25.00 per share, or $2.125 per Series B Preferred Share per annum. On March 17, 2004, the Company redeemed all of the outstanding Series B Preferred Shares at the redemption price of $25.00 per share, aggregating $85,000,000 plus accrued dividends. The redemption amount exceeded the carrying amount by $3,195,000, representing original issuance costs. These costs were recorded as a reduction to earnings in arriving at net income applicable to common shares, in accordance with the July 2003 EITF clarification of Topic D-42.

Series C Cumulative Redeemable Preferred Shares of Beneficial Interest

Holders of Series C Preferred Shares of beneficial interest are entitled to receive dividends at an annual rate of 8.5% of the liquidation preference of $25.00 per share, or $2.125 per Series C Preferred Share per annum. These dividends are cumulative and payable quarterly in arrears. The Series C Preferred Shares are not convertible into or exchangeable for any other property or any other securities of the Company at the election of the holders. On January 19, 2005, the Company redeemed all of its 8.5% Series C Cumulative Redeemable Preferred Shares at the stated redemption price of $25.00 per share plus accrued distributions.

Series D-10 Cumulative Redeemable Preferred Shares of Beneficial Interest

Holders of Series D-10 Preferred Shares of beneficial interest are entitled to receive dividends at an annual rate of 7.0% of the liquidation preference of $25.00 per share, or $1.75 per Series D-10 Preferred Share per annum. These dividends are cumulative and payable quarterly in arrears. The Series D-10 Preferred Shares are not convertible into or exchangeable for any other property or any other securities of the Company at the election of the holders. On or after November 17, 2008 (or sooner under limited circumstances), the Company, at its option, may redeem Series D-10 Preferred Shares at a redemption price of $25.00 per share, plus any accrued and unpaid dividends through the date of redemption. The Series D-10 Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed by the Company.

Series E Cumulative Redeemable Preferred Shares of Beneficial Interest

On August 17, 2004, the Company sold $75,000,000 of Series E Cumulative Redeemable Preferred Shares in a public offering pursuant to an effective registration statement. Holders of Series E Preferred Shares of beneficial interest are entitled to receive dividends at an annual rate of 7.0% of the liquidation preference of $25.00 per share, or $1.75 per Series E Preferred Share per annum. These dividends are cumulative and payable quarterly in arrears. The Series E Preferred Shares are not convertible into or exchangeable for any other property or any other securities of the Company at the election of the holders. On or after August 20, 2009 (or sooner under limited circumstances), the Company, at its option, may redeem Series E Preferred Shares at a redemption price of $25.00 per share, plus any accrued and unpaid dividends through the date of redemption. The Series E Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed by the Company.

Series F Cumulative Redeemable Preferred Shares of Beneficial Interest

On November 10, 2004, the Company sold $150,000,000 of Series F Cumulative Redeemable Preferred Shares in a public offering pursuant to an effective registration statement. Holders of Series F Preferred Shares of beneficial interest are entitled to receive dividends at an annual rate of 6.75% of the liquidation preference of $25.00 per share, or $1.6875 per Series F Preferred Share per annum. These dividends are cumulative and payable quarterly in arrears. The Series F Preferred Shares are not convertible into or exchangeable for any other property or any other securities of the Company at the election of the holders. On or after November 17, 2009 (or sooner under limited circumstances), the Company, at its option, may redeem Series F Preferred Shares at a redemption price of $25.00 per share, plus any accrued and unpaid dividends through the date of redemption. The Series F Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed by the Company.

Series G Cumulative Redeemable Preferred Shares of Beneficial Interest

On December 16, 2004, the Company sold $200,000,000 of Series G Cumulative Redeemable Preferred Shares in a public offering pursuant to an effective registration statement. Holders of Series G Preferred Shares of beneficial interest are entitled to receive dividends at an annual rate of 6.625% of the liquidation preference of $25.00 per share, or $1.656 per Series G Preferred Share per annum. These dividends are cumulative and payable quarterly in arrears. The Series G Preferred Shares are not convertible into or exchangeable for any other property or any other securities of the Company at the election of the holders. On or after December 22, 2009 (or sooner under limited circumstances), the Company, at its option, may redeem Series G Preferred Shares at a redemption price of $25.00 per share, plus any accrued and unpaid dividends through the date of redemption. The Series G Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed by the Company.

10. Stock-based Compensation

The Company's Share Option Plan (the "Plan") provides for grants of incentive and non-qualified stock options, restricted stock, stock appreciation rights and performance shares to certain employees and officers of the Company.

Restricted stock awards are granted at the market price on the date of grant and vest over a three to five year period. The Company recognizes the value of restricted stock as compensation expense based on the Company's closing stock price on the NYSE on the date of grant on a straight-line basis over the vesting period. As of December 31, 2004, there are 290,478 restricted shares outstanding, excluding 626,566 shares issued to the Company's President in connection with his employment agreement. The Company recognized $4,200,000, $3,239,000 and $914,000 of compensation expense in 2004, 2003 and 2002, respectively, for the portion of these shares that vested during each year. Dividends paid on both vested and unvested shares are charged directly to retained earnings and amounted to $938,700, $777,700 and $210,100 for 2004, 2003 and 2002, respectively. Dividends on shares that are cancelled or terminated prior to vesting are charged to compensation expense in the period of the cancellation or termination.

Stock options are granted at an exercise price equal to 100% of the market price of the Company's stock on the date of grant, generally vest pro rata over three to five years and expire 10 years from the date of grant. As of December 31, 2004 there are 12,882,014 options outstanding. On January 1, 2003, the Company adopted SFAS 123—*Accounting for Stock-Based Compensation,* as amended by SFAS No. 148—*Accounting for Stock-Based Compensation—Transition and Disclosure,* on a prospective basis covering all grants subsequent to 2002. Under SFAS No. 123, the Company recognizes compensation expense for the fair value of options granted on a straight-line basis over the vesting period. For the year ended December 31, 2004, and 2003, the Company recognized $102,900 and $77,200 of compensation expense related to the options granted during 2004 and 2003, respectively. Grants prior to 2003 are accounted for under the intrinsic value method under which compensation expense is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the option granted. As the Company's policy is to grant options with an exercise price equal to 100% of the quoted market price on the grant date, no compensation expense has been recognized for options granted prior to 2003. If compensation cost for grants prior to 2003 were recognized as compensation expense based on the fair value at the grant dates, net income and income per share would have been reduced to the pro forma amounts below:

December 31, (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2004	2003	2002
Net income applicable to common shares:			
As reported	$570,997	$439,888	$209,736
Stock-based compensation cost, net of minority interest	(3,952)	(4,460)	(8,171)
Pro forma	$567,045	$435,428	$201,565
Net income per share applicable to common shares:			
Basic:			
As reported	$ 4.56	$ 3.92	$ 1.98
Pro forma	4.53	3.88	1.90
Diluted:			
As reported	$ 4.35	$ 3.80	$ 1.91
Pro forma	4.32	3.76	1.84

The fair value of each option grant is estimated on the date of grant using an option-pricing model with the following weighted-average assumptions used for grants in the periods ending December 31, 2004, 2003 and 2002. There were no stock option grants during 2004. In February 2005, as part of the Company's annual compensation review for 2004, 1,038,800 stock options and 73,216 restricted shares were granted to certain employees. The stock options were granted at an exercise price equal to 100% of the market price on the date of grant.

December 31	2003	2002
Expected volatility	17%	17%
Expected life	5 years	5 years
Risk-free interest rate	2.9%	3.0%
Expected dividend yield	6.0%	6.0%

A summary of the Plan's status and changes during the years then ended, is presented below:

	2004		2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at January 1	14,153,587	$35.84	18,796,366	$ 34.60	15,453,100	$ 32.25
Granted	—	—	125,000	36.46	3,655,500	42.14
Exercised	(1,228,641)	40.43	(4,613,579)	30.53	(114,181)	28.17
Cancelled	(42,932)	41.39	(154,200)	42.57	(198,053)	39.64
Outstanding at December 31	12,882,014	35.17	14,153,587	35.85	18,796,366	34.60
Options exercisable at December 31	11,745,973		11,821,382		13,674,177	
Weighted-average fair value of options granted during the year ended December 31 (per option)	N/A		$2.50		$3.06	

The following table summarizes information about options outstanding under the Plan at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at December 31, 2004	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2004	Weighted-Average Exercise
$12–$19	3,817	1.0	$18.18	3,817	$18.18
$19–$24	2,146,327	1.9	$23.33	2,146,327	$23.33
$24–$27	42,163	2.1	$26.13	42,163	$26.13
$27–$32	3,162,793	5.1	$30.60	3,162,793	$30.60
$32–$36	2,143,337	4.2	$33.39	2,143,337	$33.39
$36–$40	101,519	7.6	$36.78	16,496	$38.48
$40–$44	2,866,774	6.8	$42.05	1,822,378	$42.04
$44–$46	2,324,473	3.0	$45.05	2,317,851	$45.05
$46–$49	90,811	3.0	$48.13	90,811	$48.13
$0–$49	12,882,014	4.4	$35.17	11,745,973	$34.54

Shares available for future grant under the Plan at December 31, 2004 were 9,955,734, of which 2,500,000 are subject to shareholder approval.

11. Retirement Plans

The Company has two defined benefit pension plans, a Vornado Realty Trust Retirement Plan ("Vornado Plan") and a Merchandise Mart Properties Pension Plan ("Mart Plan"). In addition, Americold Realty Trust, which is consolidated into the accounts of the Company beginning November 18, 2004, has two defined benefit pension plans (the "AmeriCold Plans" and together with the Vornado Plan and the Mart Plan "the Plans"). The benefits under the Vornado Plan and the Mart Plan were frozen in December 1997 and June 1999, respectively. Effective April 2005, Americold will amend its Americold Retirement Income Plan to freeze benefits for non-union participants. Benefits under the Plans are or were primarily based on years of service and compensation during employment or on years of credited service and established monthly benefits. Funding policy for the Plans is based on contributions at the minimal amounts required by law. The financial results of the Plans are consolidated in the information provided below.

The Company uses a December 31 measurement date for the Vornado Plan, the Mart Plan and the Americold plans.

Obligations and Funded Status

The following table sets forth the Plans' funded status and amounts recognized in the Company's balance sheets:

Pension Benefits
Year Ended December 31,

(AMOUNTS IN THOUSANDS)	**2004**	2003	2002
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 20,244	$19,853	$18,585
Consolidation of Americold plans	62,234	—	—
Service cost	314	—	—
Interest cost	1,708	1,244	1,260
Plan amendments(1)	(1,193)	—	—
Actuarial loss	1,255	229	1,482
Benefits paid	(2,226)	(1,082)	(1,474)
Benefit obligation at end of year	82,336	20,244	19,853
Change in plan assets:			
Fair value of plan assets at beginning of year	18,527	16,909	17,667
Consolidation of Americold plans	48,014	—	—
Employer contribution	1,787	1,361	667
Benefit payments	(2,225)	(1,082)	(1,474)
Actual return on assets	1,411	1,339	49
Fair value of plan assets at end of year	67,514	18,527	16,909
Funded status	(14,822)	(1,717)	(2,944)
Unrecognized net actuarial loss	2,184	3,455	3,653
Unrecognized prior service cost (benefit)	—	—	—
Net amount recognized	$(12,638)	$ 1,738	$ 709
Amounts recognized in the consolidated balance sheets consist of:			
Pre-paid benefit cost	$ 305	$ 633	$ 86
Accrued benefit liability	(17,111)	(2,350)	(3,030)
Intangible assets	—	—	—
Accumulated other comprehensive loss	4,138	3,861	3,517
Net amount recognized	$(12,668)	$ 2,144	$ 573

(1) Reflects an amendment to freeze benefits for non-union participants of Americold Retirement Income Plan effective April 2005.

Pension Benefits

Year Ended December 31,

(AMOUNTS IN THOUSANDS)	2004	2003	2002
Information for the Company's plans with an accumulated benefit obligation in excess of plans assets:			
Projected benefit obligation	$70,943	$ 9,186	$ 9,018
Accumulated benefit obligation	70,040	9,186	9,018
Fair value of plan assets	55,562	6,836	5,988
Components of Net Periodic Benefit Cost:			
Service cost	$ 314	$ —	$ —
Interest cost	1,708	1,244	1,260
Expected return on plan assets	(1,515)	(1,115)	(1,142)
Amortization of prior service cost	11	—	—
Amortization of net (gain) loss	402	203	114
Net periodic benefit cost	$ 920	$ 332	$ 232
Assumptions:			
Weighted-average assumptions used to determine benefit obligations:			
Discount rate	5.75%-6.50%	6.00%-6.50%	6.25%-6.50%
Rate of compensation increase			
Americold Plan	3.50%	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost:			
Discount rate	5.75%-6.50%	6.25%-6.50%	6.50%-7.25%
Expected long-term return on plan assets	5.00%-8.50%	6.50%-7.00%	6.50%-7.00%
Rate of compensation increase			
Americold Plan	3.50%	N/A	N/A

The Company periodically reviews its assumptions for the rate of return on each Plan's assets. The assumptions are based primarily on the long-term historical performance of the assets of the Plans, future expectations for returns for each asset class as well as target asset allocation of Plan assets. Differences in the rates of return in the near term are recognized as gains or losses in the periods that they occur.

Plan Assets

The Company has consistently applied what it believes to be a conservative investment strategy for the Vornado Plan, investing primarily in cash and cash equivalents and fixed income funds, including money market funds, United States treasury bills, government bonds and mortgage backed securities. Vornado Plan's weighted-average asset allocations by asset category are as follows:

Year Ended December 31,

	2004	2003	2002
U.S. Treasury Bills	84%	81%	—%
U.S. Government Securities	13	14	17
Money Market Funds	3	4	81
Mortgage backed pass-through securities	—	1	2
Total	100%	100%	100%

The Company has consistently applied what it believes to be an appropriate investment strategy for the Mart Plan, by investing in mutual funds and funds held by insurance companies. Mart Plan's weighted average asset allocations by asset category are as follows:

Year Ended December 31,

	2004	2003	2002
Asset Category			
Mutual Funds	50%	57%	56%
Funds Held By Insurance Companies	50	42	43
Other	—	1	1
Total	100%	100%	100%

The Americold Plans are invested to maximize return on the Plans' assets while minimizing risk by diversifying across a broad range of asset classes. In accordance with the Plans' investment strategies, assets are invested domestic equities, hedge funds, and fixed income securities.

The allocations of Americold Plan investments by fair value for the year ended December 31, 2004, are as follows:

Domestic equities	54%
International equities	5
Fixed income securities	14
Real Estate	8
Hedge Funds	19
	100%

Cash Flows

The Company expects to contribute $8,448,000 to the Plans in 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits
2005	$ 4,802,000
2006	5,440,000
2007	5,469,000
2008	6,490,000
2009	6,784,000
2010–2014	37,421,000

12. Leases

AS LESSOR:

The Company leases space to tenants under operating leases. Most of the leases provide for the payment of fixed base rentals payable monthly in advance. Shopping center leases provide for the pass-through to tenants of real estate taxes, insurance and maintenance. Office building leases generally require the tenants to reimburse the Company for operating costs and real estate taxes above their base year costs. Shopping center leases also provide for the payment by the lessee of additional rent based on a percentage of the tenants' sales. As of December 31, 2004, future base rental revenue under non-cancelable operating leases, excluding rents for leases with an original term of less than one year and rents resulting from the exercise of renewal options, is as follows:

Year Ending December 31:

(AMOUNTS IN THOUSANDS)	
2005	$1,107,865
2006	993,780
2007	923,145
2008	833,848
2009	723,702
Thereafter	3,631,818

These amounts do not include rentals based on tenants' sales. These percentage rents approximated $5,563,000, $3,662,000, and $1,832,000, for the years ended December 31, 2004, 2003, and 2002.

Except for the U.S. Government, which accounted for 12.5% of the Company's revenue, none of the Company's tenants represented more than 10% of total revenues for the year ended December 31, 2004.

FORMER BRADLEES LOCATIONS

Pursuant to the Master Agreement and Guaranty, dated May 1, 1992, the Company is due $5,000,000 per annum of additional rent from Stop & Shop which was allocated to certain of Bradlees former locations. In December 31, 2002, prior to the expiration of the leases to which the additional rent was allocated, the Company reallocated this rent to other former Bradlees leases also guaranteed by Stop & Shop. Stop & Shop is contesting the Company's right to reallocate and claims the Company is no longer entitled to the additional rent. At December 31, 2004, the Company is due an aggregate of $10,497,000. The Company believes the additional rent provision of the guaranty expires at the earliest in 2012 and is vigorously contesting Stop & Shop's position.

AS LESSEE:

The Company is a tenant under operating leases for certain properties. These leases have terms that expire during the next thirty years. Future minimum lease payments under operating leases at December 31, 2004, are as follows:

(AMOUNTS IN THOUSANDS)	
2005	$ 20,427
2006	20,474
2007	20,429
2008	20,447
2009	20,454
Thereafter	928,219

Rent expense was $21,334,000, $15,593,000, and $17,157,000 for the years ended December 31, 2004, 2003, and 2002.

The Company is also a lessee under capital leases for equipment and real estate (primarily Americold). Lease terms generally range from 5-20 years with renewal or purchase options. Capitalized leases are recorded at the present value of future minimum lease payments or the fair market value of the property. Capitalized leases are depreciated on a straight-line basis over the estimated life of the asset or life of the related lease, whichever is shorter. Amortization expense on capital leases is included in "depreciation and amortization" on the Company's consolidated statements of income. As of December 31, 2004, future minimum lease payments under capital leases are as follows:

(AMOUNTS IN THOUSANDS)	
2005	$ 11,517
2006	10,738
2007	8,951
2008	7,786
2009	7,368
Thereafter	53,114
Total minimum obligations	99,474
Interest portion	(45,213)
Present value of net minimum payments	$ 54,261

At December 31, 2004 and 2003, $54,261,000 and $6,920,000 representing the present value of net minimum payments is included in "Other Liabilities" on the Company's consolidated balance sheets. At December 31, 2004 and 2003, property leased under capital leases had a total cost of $64,974,000 and $6,184,000 and related accumulated depreciation of $11,495,000 and $940,000, respectively.

13. Commitments and Contingencies

At December 31, 2004, the Company has $567,851,000 available under its $600,000,000 revolving credit facility ($32,149,000 was utilized for letters of credit), which matures in July 2006.

In conjunction with the closing of Alexander's Lexington Avenue construction loan on July 3, 2002, the Company agreed to guarantee to the construction lender, the lien free, timely completion of the construction of the project and funding of all project costs in excess of a stated budget, as defined in the loan agreement, if not funded by Alexander's (see Note 5—Investments in Partially-Owned Entities).

Each of the Company's properties has been subjected to varying degrees of environmental assessment at various times. The environmental assessments did not reveal any material environmental contamination. However, there can be no assurance that the identification of new areas of contamination, changes in the extent or known scope of contamination, the discovery of additional sites, or changes in cleanup requirements would not result in significant costs to the Company.

The Company carries comprehensive liability and all risk property insurance ((i) fire, (ii) flood, (iii) extended coverage, (iv) "acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002 which expires in 2005 and (v) rental loss insurance) with respect to its assets. In April 2004, the Company renewed its all risk policies and increased its coverage for Acts of Terrorism for each of its New York Office, CESCR Office, Retail and Merchandise Mart divisions. Below is a summary of the current all risk property insurance and terrorism risk insurance for each of the Company's business segments:

	Coverage Per Occurrence	
	All Risk[(1)]	Sub-Limits for Acts of Terrorism
New York Office	$1,400,000,000	$ 750,000,000
CESCR Office	1,400,000,000	750,000,000
Retail	500,000,000	500,000,000
Merchandise Mart	1,400,000,000	750,000,000
Temperature Controlled Logistics	225,000,000	225,000,000

(1) Limited as to terrorism insurance by the sub-limit shown in the adjacent column.

In addition to the coverage above, the Company carries lesser amounts of coverage for terrorist acts not covered by the Terrorism Risk Insurance Act of 2002.

The Company's debt instruments, consisting of mortgage loans secured by its properties (which are generally non-recourse to the Company), its senior unsecured notes due 2007, 2009 and 2010 and its revolving credit agreement, contain customary covenants requiring the Company to maintain insurance. Although the Company believes that it has adequate insurance coverage under these agreements, the Company may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. Further, if lenders insist on greater coverage than the Company is able to obtain, or if the Terrorism Risk Insurance Act of 2002 is not extended, it could adversely affect the Company's ability to finance and/or refinance its properties and expand its portfolio.

From time to time, the Company has disposed of substantial amounts of real estate to third parties for which, as to certain properties, it remains contingently liable for rent payments or mortgage indebtedness that cannot be quantified by the Company.

There are various legal actions against the Company in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the outcome of such matters will not have a material effect on the Company's financial condition, results of operations or cash flow.

The Company enters into agreements for the purchase and resale of U.S. government obligations for periods of up to one week. The obligations purchased under these agreements are held in safekeeping in the name of the Company by various money center banks. The Company has the right to demand additional collateral or return of these invested funds at any time the collateral value is less than 102% of the invested funds plus any accrued earnings thereon. The Company had $23,110,000 and $30,310,000 of cash invested in these agreements at December 31, 2004 and 2003.

14. Related Party Transactions

LOAN AND COMPENSATION AGREEMENTS

In accordance with the terms of the employment arrangement with Steven Roth, the Company's Chief Executive Officer, and subject to a letter agreement dated November 1999, Mr. Roth may draw up to $15,000,000 of loans on a revolving basis. Each loan bears interest, payable quarterly, at the applicable Federal rate on the date the loan is made and matures on the sixth anniversary of such loan. Loans are collateralized by assets with a value of not less than two times the amount outstanding. At December 31, 2004, the outstanding balance under this arrangement was $13,122,500 (of which $4,704,500 is shown as a reduction in shareholders' equity). The amount outstanding matures in January 2006 and bears interest at a weighted average rate of 4.49% per annum.

At December 31, 2004, the balance of the loan due from Michael Fascitelli, the Company's President, in accordance with his employment agreement was $8,600,000. The loan matures in December 2006 and bears interest, payable quarterly, at a weighted average rate of 3.97% (based on the applicable Federal rate).

Effective January 1, 2002, the Company extended its employment agreement with Mr. Fascitelli for a five-year period through December 31, 2006. Pursuant to the extended employment agreement, Mr. Fascitelli is entitled to receive a deferred payment on December 31, 2006 of 626,566 Vornado common shares which are valued for compensation purposes at $27,500,000 (the value of the shares on March 8, 2002, the date the extended employment agreement was executed). The shares are held in a rabbi trust for the benefit of Mr. Fascitelli and vested 100% on December 31, 2002. The extended employment agreement does not permit diversification, allows settlement of the deferred compensation obligation by delivery of these shares only, and permits the deferred delivery of these shares. The value of these shares was amortized ratably over the one-year vesting period as compensation expense. The assets of the rabbi trust are consolidated with those of the Company and the Company's common shares held in the trust are classified in shareholders' equity and accounted for in a manner similar to treasury stock.

Pursuant to the Company's annual compensation review in February 2002 with Joseph Macnow, the Company's Chief Financial Officer, the Compensation Committee approved a $2,000,000 loan to Mr. Macnow, bearing interest at the applicable federal rate of 4.65% per annum and due in June 2007. The loan was funded on July 23, 2002 and is collateralized by assets with a value of not less than two times the loan amount.

On March 11, 2004, the Company loaned $2,000,000 to Melvyn Blum, an executive officer of the Company, pursuant to the revolving credit facility contained in his January 2000 employment agreement. The loan bears interest at 1.57% per annum (the Federal rate) and is due in March 2007.

On February 22, 2005, the Company and Sandeep Mathrani, Executive Vice President—Retail Division, entered into a new employment agreement. Pursuant to the agreement, the Company granted Mr. Mathrani (i) 16,836 restricted shares of the Company's stock, (ii) stock options to acquire 300,000 of the Company's common shares at an exercise price of $71.275 per share and (iii) the right to receive 200,000 stock options over the next two years at the then prevailing market price. In addition, Mr. Mathrani repaid the $500,000 loan the Company provided him under his prior employment agreement.

Transactions with Affiliates and Officers and Trustees of the Company

ALEXANDER'S

The Company owns 33% of Alexander's. Mr. Roth and Mr. Fascitelli are Officers and Directors of Alexander's. The Company provides various services to Alexander's in accordance with management, development and leasing agreements and the Company has made loans to Alexander's aggregating $124,000,000 at December 31, 2004. See Note 5—Investments in Partially-Owned Entities for details of these agreements. In addition, in 2002, the Company sold air rights to Alexander's, details of which are provided in Note 3—Acquisitions and Dispositions.

INTERSTATE PROPERTIES

As of December 31, 2004, Interstate Properties and its partners owned approximately 10.8% of the common shares of beneficial interest of the Company and 27.4% of Alexander's common stock. Interstate Properties is a general partnership in which Steven Roth, David Mandelbaum and Russell B. Wight, Jr. are the partners. Mr. Roth is the Chairman of the Board and Chief Executive Officer of the Company, the managing general partner of Interstate Properties, and the Chief Executive Officer and a director of Alexander's. Messrs. Mandelbaum and Wight are trustees of the Company and also directors of Alexander's.

The Company manages and leases the real estate assets of Interstate Properties pursuant to a management agreement for which the Company receives an annual fee equal to 4% of base rent and percentage rent. The management agreement has a term of one year and is automatically renewable unless terminated by either of the parties on sixty days' notice at the end of the term. Although the management agreement was not negotiated at arm's length, the Company believes based upon comparable fees charged by other real estate companies that its terms are fair to the Company. The Company earned $726,000, $703,000 and $747,000 of management fees under the management agreement for the years ended December 31, 2004, 2003, and 2002. In addition, during fiscal years 2003 and 2002, as a result of a previously existing leasing arrangement with Alexander's, Alexander's paid to Interstate $587,000 and $703,000, respectively, for the leasing and other services actually rendered by the Company. Upon receipt of these payments, Interstate promptly paid them over to the Company without retaining any interest therein. This arrangement was terminated at the end of 2003 and all payments by Alexander's thereafter for these leasing and other services are made directly to the Company.

VORNADO OPERATING COMPANY ("VORNADO OPERATING")

In October 1998, Vornado Operating was spun off from the Company in order to own assets that the Company could not itself own and conduct activities that the Company could not itself conduct. Vornado Operating's primary asset was its 60% investment in AmeriCold Logistics, which leased 88 refrigerated warehouses from Americold, owned 60% by the Company. The Company granted Vornado Operating a $75,000,000 unsecured revolving credit facility that was to expire on December 31, 2004. Borrowings under the revolving credit facility bore interest at LIBOR plus 3%. The Company received a commitment fee equal to 1% per annum on the average daily unused portion of the facility. At the time of its dissolution referred to below, Vornado Operating had outstanding 4,068,924 shares and its operating partnership had outstanding 447,017 units. At such time, trustees and officers of the Company held approximately 24.3% of the common shares and units of Vornado Operating. In addition, Messrs. Roth, Fascitelli, Macnow, Wight and West each served as an officer and/or director of Vornado Operating.

On December 31, 2002, the Company and Crescent Real Estate Equities formed a joint venture to acquire the Carthage, Missouri and Kansas City, Kansas quarries from AmeriCold Logistics for $20,000,000 in cash (appraised value). The Company contributed cash of $8,800,000 to the joint venture representing its 44% interest. AmeriCold Logistics used the proceeds from the sale to repay a portion of a loan to Vornado Operating. Vornado Operating then repaid $9,500,000 of the amount outstanding under the Company's revolving credit facility. In addition, during 2004 and 2003, this joint venture acquired $21,930,000 and $5,720,000 of trade receivables from AmeriCold Logistics for $21,500,000 and $5,606,000, respectively. These receivables were subsequently collected in full.

On November 4, 2004, Americold purchased its tenant, AmeriCold Logistics, for $47,700,000 in cash. As part of this transaction, Vornado Operating repaid the $21,989,000 balance of the loan to the Company as well as $4,771,000 of unpaid interest. Because the Company fully reserved for the interest income on this loan beginning in January 2002, it recognized $4,771,000 of income upon collection in the fourth quarter 2004.

In November 2004, a class action shareholder derivative lawsuit was brought in the Delaware Court of Chancery against Vornado Operating Company ("Vornado Operating"), its directors and the Company. The lawsuit sought to enjoin the dissolution of Vornado Operating, rescind the previously completed sale of AmeriCold Logistics (owned 60% by Vornado Operating) to Americold Realty Trust (owned 60% by the Company) and damages. In addition, the plaintiffs claimed that the Vornado Operating directors breached their fiduciary duties. On November 24, 2004, a stipulation of settlement was entered into under which the Company agreed to settle the lawsuit with a payment of approximately $4.5 million or about $1 per Vornado Operating share or partnership unit before litigation expenses. The proposed settlement payment would be in addition to the liquidation distribution of $2 per Vornado Operating share or unit that Vornado Operating made to its equity-holders when it dissolved on December 29, 2004. On January 20, 2005, the Delaware Court of Chancery postponed deciding upon the proposed settlement and requested further but limited information before holding an additional hearing regarding the settlement, which has been scheduled for March 2005. The Company has accrued the proposed settlement payment and related legal costs as part of "general and administrative expense" in the fourth quarter of 2004. The Company believes that the ultimate outcome of this matter will not have a material effect on the Company's consolidated financial statements.

Other

On January 1, 2003, the Company acquired BMS, a company which provides cleaning and related services principally to the Company's Manhattan office properties, for $13,000,000 in cash from the estate of Bernard Mendik and certain other individuals including David R. Greenbaum, an executive officer of the Company. The Company paid BMS $53,024,000, for the year ended December 31, 2002 for services rendered to the Company's Manhattan office properties. Although the terms and conditions of the contracts pursuant to which these services were provided were not negotiated at arms length, the Company believes based upon comparable amounts charged to other real estate companies that the terms and conditions of the contracts were fair to the Company.

On August 4, 2003, the Company completed the acquisition of 2101 L Street, a 370,000 square foot office building located in Washington D.C. The consideration for the acquisition consisted of approximately 1.1 million newly issued Operating Partnership units (valued at approximately $49,517,000) and the assumption of existing mortgage debt and transaction costs totaling approximately $32,000,000. Robert H. Smith and Robert P. Kogod, trustees of Vornado, together with family members owned approximately 24 percent of the limited partnership that sold the building and Mr. Smith was a general partner. On August 5, 2003, the Company repaid the mortgage of $29,056,000.

On October 7, 2003, the Company acquired a 2.5% interest in the planned redevelopment of Waterfront (described in Note 3) for $2,171,000, of which the Company paid $1,545,000 in cash and issued 12,500 Operating Partnership units valued at $626,000. The partnership units were issued to Mitchell N. Schear, one of the partners in the Waterfront interest, and the President of the Company's CESCR division.

On July 1, 2004, the Company acquired the Marriott hotel located in its Crystal City office complex from a limited partnership in which Robert H. Smith and Robert P. Kogod, trustees of the Company, together with family members own approximately 67 percent. The purchase price was $21,500,000.

On October 1, 2004, the Company increased its ownership interest in the Investment Building in Washington, D.C. to 5% by acquiring an additional 2.8% interest for $2,240,000 in cash. The Company's original interest in the property was acquired in connection with the acquisition of the Kaempfer Company in April 2003. Mitchell N. Schear, President of the Company's CESCR division and other former members of Kaempfer management were also partners in the Investment Building partnership.

During 2002, the Company paid $147,000 for legal services to a firm in which one of the Company's trustees is a member.

15. Minority Interest

The minority interest represents limited partners', other than the Company, interests in the Operating Partnership and are comprised of:

Units Series	Outstanding Units at December 31, 2004	Outstanding Units at December 31, 2003	Per Unit Liquidation Preference	Preferred or Annual Distribution Rate	Conversion Rate Into Class A Units
Common:					
Class A(1)	17,927,696	19,223,465	—	$ 2.72	N/A
Convertible Preferred:					
5.0% B-1 Convertible Preferred	563,263	844,894	$ 50.00	$ 2.50	.914
8.0% B-2 Convertible Preferred	304,761	445,576	$ 50.00	$ 4.00	.914
6.5% E-1 Convertible Preferred(2)	—	4,998,000	$ 50.00	$ 3.25	1.1364
9.00% F-1 Preferred(3)	400,000	400,000	$ 25.00	$ 2.25	(3)
Perpetual Preferred:(4)					
8.375% D-2 Cumulative Redeemable Preferred(5)	—	549,336	$ 50.00	$ 4.1875	N/A
8.25% D-3 Cumulative Redeemable Preferred	8,000,000	8,000,000	$ 25.00	$ 2.0625	N/A
8.25% D-4 Cumulative Redeemable Preferred	5,000,000	5,000,000	$ 25.00	$ 2.0625	N/A
8.25% D-5 Cumulative Redeemable Preferred	6,480,000	6,480,000	$ 25.00	$ 2.0625	N/A
8.25% D-6 Cumulative Redeemable Preferred	840,000	840,000	$ 25.00	$ 2.0625	N/A
8.25% D-7 Cumulative Redeemable Preferred	7,200,000	7,200,000	$ 25.00	$ 2.0625	N/A
8.25% D-8 Cumulative Redeemable Preferred	360,000	360,000	$ 25.00	$ 2.0625	N/A
8.25% D-9 Cumulative Redeemable Preferred	1,800,000	1,800,000	$ 25.00	$ 2.0625	N/A
7.00% D-10 Cumulative Redeemable Preferred	3,200,000	3,200,000	$ 25.00	$ 1.75	N/A
7.20% D-11 Cumulative Redeemable Preferred	1,400,000	—	$ 25.00	$ 1.80	N/A
6.55% D-12 Cumulative Redeemable Preferred	800,000	—	$ 25.00	$ 1.637	N/A
3.00% D-13 Cumulative Redeemable Preferred(6)	1,867,311	—	$ 25.00	$ 0.750	N/A

(1) The Class A units are redeemable at the option of the holder for common shares of Vornado Realty Trust on a one-for-one basis, or at the Company's option for cash.

(2) In February 2004, all of the Series E-1 units were converted into 5,679,727 Vornado common shares.

(3) The holders of the Series F-1 preferred units have the right to require the Company to redeem the units for cash equal to the liquidation preference or, at the Company's option, by issuing a variable number of Vornado common shares with a value equal to the liquidation value. On July 1, 2003, upon the adoption of SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, the Company was required to include the liquidation value of these F-1 preferred units as a liability on the consolidated balance sheet as opposed to their prior classification as minority interest because of the possible settlement of this obligation by issuing a variable number of the Company's common shares. In addition, after July 1, 2003, distributions to the holders of the F-1 preferred units are included as a component of interest expense as opposed to their prior classification as minority interest expense.

(4) Convertible at the option of the holder for an equivalent amount of the Company's preferred shares and redeemable at the Company's option after the 5th anniversary of the date of issuance (ranging from September 2004 to December 2009).

(5) The Company redeemed all of its 8.375% Series D-2 Cumulative Redeemable Preferred Units on January 6, 2004 at a redemption price equal to $50 per unit or an aggregate of $27.5 million.

(6) On December 30, 2004, the Company sold $46.7 million of 3.0% Series D-13 Cumulative Redeemable Preferred Units. The Series D-13 units may be called without penalty at the option of the Company commencing in December 2011 or redeemed at the option of the holder commencing in December 2006 for cash equal to the liquidation preference of $25 per unit, or at the Company's option by issuing a variable number of Vornado's common shares. Under SFAS No. 150, the Company classifies the Series D-13 units as a liability, and related distributions as interest expense, because of the possible settlement of this obligation by issuing a variable number of the Company's common shares.

16. Income Per Share

The following table provides a reconciliation of both net income and the number of common shares used in the computation of (i) basic income per common share—which utilizes the weighted average number of common shares outstanding without regard to dilutive potential common shares, and (ii) diluted income per common share—which includes the weighted average common shares and dilutive share equivalents. Potential dilutive share equivalents include the Company's Series A Convertible Preferred shares as well as Vornado Realty L.P.'s convertible preferred units.

Year Ended December 31,

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
Numerator:			
Income from continuing operations	$514,320	$284,315	$251,217
Income from discontinued operations	78,597	176,388	11,815
Cumulative effect of change in accounting principle	—	—	(30,129)
Net income	592,917	460,703	232,903
Preferred share dividends	(21,920)	(20,815)	(23,167)
Numerator for basic income per share—net income applicable to common shares	570,997	439,888	209,736
Impact of assumed conversions:			
Series B-1 and B-2 convertible preferred unit distributions	4,710	—	—
Series E-1 convertible preferred unit distributions	1,581	—	—
Series A convertible preferred share dividends	1,068	3,570	—
Series F-1 convertible preferred unit distributions	743	—	—
Numerator for diluted income per share—net income applicable to common shares	$579,099	$443,458	$209,736
Denominator:			
Denominator for basic income per share—weighted average shares	125,241	112,343	105,889
Effect of dilutive securities:			
Employee stock options and restricted share awards	5,515	2,786	3,780
Series B-1 and B-2 convertible preferred units	1,102	—	—
Series E-1 convertible preferred units	637	—	—
Series F-1 convertible preferred units	183	—	—
Series A convertible preferred shares	457	1,522	—
Denominator for diluted income per share—adjusted weighted average shares and assumed conversions	133,135	116,651	109,669
INCOME PER COMMON SHARE—BASIC:			
Income from continuing operations	$ 3.93	$ 2.35	$ 2.15
Income from discontinued operations	.63	1.57	.11
Cumulative effect of change in accounting principle	—	—	(.28)
Net income per common share	$ 4.56	$ 3.92	$ 1.98
INCOME PER COMMON SHARE—DILUTED:			
Income from continuing operations	$ 3.75	$ 2.29	$ 2.07
Income from discontinued operations	.60	1.51	.11
Cumulative effect of change in accounting principle	—	—	(.27)
Net income per common share	$ 4.35	$ 3.80	$ 1.91

17. Summary of Quarterly Results (Unaudited)

The following summary represents the results of operations for each quarter in 2004, 2003 and 2002:

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)	Revenue	Net Income Applicable to Common Shares	Income Per Common Share[1] Basic	Income Per Common Share[1] Diluted
2004				
March 31	$391,368	$ 74,457	$0.61	$0.59
June 30	397,756	158,436[3]	1.26	1.21
September 30	413,424	104,501	0.83	0.79
December 31	504,714	233,603[2]	1.84	1.74
2003				
March 31	$363,776	$ 86,317	$0.79	$0.77
June 30	369,916	82,331	0.74	0.71
September 30	378,942	70,981	0.63	0.60
December 31	385,349	200,259[3]	1.73	1.66
2002				
March 31	$347,974	$ 45,396	$0.44	$0.42
June 30	343,480	64,553	0.61	0.58
September 30	351,422	59,247	0.55	0.54
December 31	343,918	39,434	0.37	0.36

(1) The total for the year may differ from the sum of the quarters as a result of weighting.

(2) Includes (i) a net gain on mark-to-market of Sears option shares of $81,730, (ii) net gains on exercise and mark-to-market of GMH warrants of $53,642 and (iii) a net gain on sale of a portion of its investment in Americold to Yucaipa of $18,789.

(3) Includes net gains on sale of real estate of $75,755 in 2004 and $161,789 in 2003.

18. Costs of Acquisitions and Development Not Consummated

In the third quarter of 2004, the Company wrote-off $1,475,000 of costs associated with the Mervyn's Department Stores acquisition not consummated.

In 2002, the Company had a 70% interest in a joint venture to develop an office tower over the Port Authority Bus Terminal in New York City. Market conditions existing in 2002 resulted in the joint venture writing off $9,700,000, representing all pre-development costs capitalized to date, of which the Company's share is $6,874,000.

19. Segment Information

The Company has four business segments: Office, Retail, Merchandise Mart Properties and Temperature Controlled Logistics. In 2004, the Company revised how it presents EBITDA, a measure of performance of its segments, and has revised the disclosure for all periods presented. EBITDA as disclosed represents "Earnings before Interest, Taxes, Depreciation and Amortization." This change is consistent with the Securities and Exchange Commission's Regulation G.

December 31, 2004

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	*Temperature* Controlled Logistics[3]	Other[4]
Property rentals	$1,268,764	$ 838,665	$ 160,620	$ 206,668	$ —	$ 62,811
Straight-line rents:						
Contractual rent increases	35,214	27,165	4,882	3,002	—	165
Amortization of free rent	26,264	10,118	10,998	5,154	—	(6)
Amortization of acquired below market leases, net	14,570	9,697	4,873	—	—	—
Total rentals	1,344,812	885,645	181,373	214,824	—	62,970
Expense reimbursements	191,059	109,255	64,474	14,045	—	3,285
Temperature Controlled Logistics	87,428	—	—	—	87,428	—
Fee and other income:						
Tenant cleaning fees	31,293	31,293	—	—	—	—
Management and leasing fees	16,754	15,501	1,084	155	—	14
Other	35,916	25,573	1,617	8,662	—	64
Total revenues	1,707,262	1,067,267	248,548	237,686	87,428	66,333
Operating expenses	679,790	396,698	77,277	92,636	67,989	45,190
Depreciation and amortization	242,914	161,381	26,327	34,025	7,968	13,213
General and administrative	145,218	38,446	13,187	22,487	4,264	66,834
Costs of acquisitions not consummated	1,475	—	—	—	—	1,475
Total expenses	1,069,397	596,525	116,791	149,148	80,221	126,712
Operating income (loss)	637,865	470,742	131,757	88,538	7,207	(60,379)
Income applicable to Alexander's	8,580	433	668	—	—	7,479
Income (loss) from partially-owned entities	43,381	2,728	(1,678)	545	5,641	36,145
Interest and other investment income	203,995	994	397	105	220	202,279
Interest and debt expense	(241,968)	(128,729)	(58,625)	(11,255)	(6,379)	(36,980)
Net gain on disposition of wholly-owned and partially-owned assets other than depreciable real estate	19,775	369	—	—	—	19,406
Minority interest	(157,308)	—	—	—	(158)	(157,150)
Income from continuing operations	514,320	346,537	72,519	77,933	6,531	10,800
Income from discontinued operations	78,597	1,584	10,054	—	—	66,959
Net income	592,917	348,121	82,573	77,933	6,531	77,759
Interest and debt expense[2]	313,289	133,602	61,820	12,166	30,337	75,364
Depreciation and amortization[2]	296,980	165,492	30,121	34,559	34,567	32,241
Income taxes	1,664	406	—	852	79	327
EBITDA[1]	$1,204,850	$ 647,621	$ 174,514	$ 125,510	$ 71,514	$185,691
Balance sheet data:						
Real estate, net	$8,314,404	$4,899,944	$1,109,049	$ 963,053	$1,177,190	$165,168
Investments and advances to partially-owned entities	605,300	48,682	82,294	6,207	12,933	455,184
Capital expenditures:						
Acquisitions	288,379	55,191	233,188	—	—	—
Other	290,000	160,086	67,508	60,365	—	2,041

See notes on page 107.

December 31, 2003

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics[3]	Other[4]
Property rentals	$1,205,822	$ 819,277	$ 136,490	$ 197,554	$ —	$ 52,501
Straight-line rents:						
Contractual rent increases	34,288	27,296	3,108	3,875	—	9
Amortization of free rent	7,071	(561)	5,390	2,251	—	(9)
Amortization of acquired below market leases, net	8,892	7,852	1,040	—	—	—
Total rentals	1,256,073	853,864	146,028	203,680	—	52,501
Expense reimbursements	179,115	102,727	56,900	16,402	—	3,086
Fee and other income:						
Tenant cleaning fees	29,062	29,062	—	—	—	—
Management and leasing fees	12,812	11,427	1,290	—	—	95
Other	20,921	8,852	4,694	7,344	—	31
Total revenues	1,497,983	1,005,932	208,912	227,426	—	55,713
Operating expenses	581,550	376,012	70,462	91,033	—	44,043
Depreciation and amortization	213,679	151,050	18,835	30,125	—	13,669
General and administrative	121,857	37,229	9,783	20,215	—	54,630
Total expenses	917,086	564,291	99,080	141,373	—	112,342
Operating income (loss)	580,897	441,641	109,832	86,053	—	(56,629)
Income applicable to Alexander's	15,574	—	640	—	—	14,934
Income (loss) from partially-owned entities	67,901	2,426	3,752	(108)	18,416	43,415
Interest and other investment income	25,397	2,956	359	93	—	21,989
Interest and debt expense	(228,860)	(133,511)	(59,674)	(14,788)	—	(20,887)
Net gain on disposition of wholly-owned and partially-owned assets other than depreciable real estate	2,343	180	—	188	—	1,975
Minority interest	(178,937)	(1,119)	—	—	—	(177,818)
Income (loss) from continuing operations	284,315	312,573	54,909	71,438	18,416	(173,021)
Income (loss) from discontinued operations	176,388	173,949	4,850	—	—	(2,411)
Net income (loss)	460,703	486,522	59,759	71,438	18,416	(175,432)
Interest and debt expense[2]	296,059	138,379	62,718	15,700	24,670	54,592
Depreciation and amortization[2]	279,507	155,743	21,642	30,749	34,879	36,494
Income taxes[2]	1,627	45	—	—	—	1,582
EBITDA[1]	$1,037,896	$ 780,689	$ 144,119	$ 117,887	$ 77,965	$ (82,764)
Balance sheet data:						
Real estate, net	$6,762,559	$4,930,715	$ 730,443	$ 904,546	$ —	$196,855
Investments and advances to partially-owned entities	900,600	44,645	57,317	6,063	426,773	365,802
Capital expenditures:						
Acquisitions	249,954	95,420	154,534	—	—	—
Other	239,222	108,230	45,707	36,341	5,700	43,244

See notes on page 107.

December 31, 2002

(AMOUNTS IN THOUSANDS)	Total	Office	Retail	Merchandise Mart	Temperature Controlled Logistics[3]	Other[4]
Property rentals	$1,154,206	$ 789,194	$ 120,451	$ 191,197	$ —	$ 53,364
Straight-line rents:						
Contractual rent increases	30,994	27,269	1,777	1,772	—	176
Amortization of free rent	6,796	2,374	3,317	1,105	—	—
Amortization of acquired below market leases, net	12,353	12,188	165	—	—	—
Total rentals	1,204,349	831,025	125,710	194,074	—	53,540
Expense reimbursements	154,727	85,381	51,008	14,754	—	3,584
Fee and other income:						
Tenant cleaning fees	—	—	—	—	—	—
Management and leasing fees	14,800	13,317	1,450	33	—	—
Other	12,918	7,783	172	4,743	—	220
Total revenues	1,386,794	937,506	178,340	213,604	—	57,344
Operating expenses	517,958	329,198	61,500	86,022	—	41,238
Depreciation and amortization	197,704	142,124	14,957	26,716	—	13,907
General and administrative	100,035	33,319	7,640	20,382	—	38,694
Amortization of officer's deferred compensation expense	27,500	—	—	—	—	27,500
Costs of acquisitions and development not consummated	6,874	—	—	—	—	6,874
Total expenses	850,071	504,641	84,097	133,120	—	128,213
Operating income (loss)	536,723	432,865	94,243	80,484	—	(70,869)
Income applicable to Alexander's	29,653	—	598	—	—	29,055
Income (loss) from partially-owned entities	44,458	1,966	(687)	(339)	9,707	33,811
Interest and other investment income	31,678	6,465	323	507	—	24,383
Interest and debt expense	(232,891)	(137,509)	(56,643)	(22,948)	—	(15,791)
Net (loss) gain disposition of wholly-owned and partially-owned assets other than depreciable real estate	(17,471)	—	—	2,156	—	(19,627)
Minority interest	(140,933)	(3,526)	—	(2,249)	—	(135,158)
Income (loss) from continuing operations	251,217	300,261	37,834	57,611	9,707	(154,196)
Income (loss) from discontinued operations	11,815	17,841	723	—	—	(6,749)
Cumulative effect of change in accounting principle	(30,129)	—	—	—	(15,490)	(14,639)
Net income	232,903	318,102	38,557	57,611	(5,783)	(175,584)
Cumulative effect of change in accounting principle	30,129	—	—	—	15,490	14,639
Interest and debt expense[2]	305,920	143,068	58,409	23,461	25,617	55,365
Depreciation and amortization[2]	257,707	149,361	17,532	27,006	34,474	29,334
EBITDA[1]	$ 826,659	$ 610,531	$ 114,498	$ 108,078	$ 69,798	$ (76,246)
Balance sheet data:						
Real estate, net	$6,579,965	$4,880,885	$ 569,015	$ 891,701	$ —	$238,364
Investments and advances to partially-owned entities	961,126	29,421	56,375	5,912	448,295	421,123
Capital expenditures:						
Acquisitions	2,739,746	2,650,298	89,448	—	—	—
Other	164,162	114,375	3,019	20,852	5,588	20,328

(1) Management considers EBITDA a supplemental measure for making decisions and assessing the performance of its segments. EBITDA should not be considered a substitute for net income. EBITDA may not be comparable to similarly titled measures employed by other companies.

(2) Interest and debt expense and depreciation and amortization included in the reconciliation of net income to EBITDA reflects amounts which are netted in income from partially-owned entities.

(3) Operating results for the year ended December 31, 2004, reflect the consolidation of the Company's investment in Americold beginning on November 18, 2004. Previously, this investment was accounted for on the equity method.

(4) Other EBITDA is comprised of:

For the Year Ended December 31, (AMOUNTS IN THOUSANDS)	2004	2003	2002
Newkirk:			
Equity in income of MLP	$ 52,331	$ 68,341	$ 60,756
Interest and other income	18,186	8,532	8,795
Alexander's	25,909	22,361	38,838
Industrial warehouses	5,309	6,208	6,223
Hotel Pennsylvania	15,643	4,573	7,636
Student housing	1,440	2,000	2,340
	118,818	112,015	124,588
Minority interest expense	(157,150)	(177,556)	(135,158)
Corporate general and administrative expenses	(62,854)	(51,461)	(34,743)
Investment income and other	215,639	28,350	22,907
Discontinued operations:			
Palisades	3,792	5,006	161
400 North LaSalle	1,541	(680)	—
Gain on sale of Palisades	65,905	—	—
Net gain on sale of marketable securities	—	2,950	12,346
Primestone foreclosure and impairment loss	—	(1,388)	(35,757)
Amortization of Officer's deferred compensation expense	—	—	(27,500)
Write-off of 20 Times Square pre-development costs	—	—	(6,874)
Gain on transfer of mortgages	—	—	2,096
Net gain on sale of air rights	—	—	1,688
	$ 185,691	$ (82,764)	$ (76,246)

20. Subsequent Events

On February 3, 2005, the Company supplied $135,000,000 of financing to Riley Holdco Corp, an entity formed to complete the acquisition of LNR Property Corporation (NYSE:LNR). Riley Holdco Corp. is a wholly owned subsidiary of LNR Property Holdings, Ltd., which is 75% owned by funds and accounts managed by Cerberus Capital Management, L.P. and its real estate affiliate Blackacre Institutional Capital Management, LLC. The terms of the financings are as follows: (i) $60,000,000 of a $325,000,000 mezzanine tranche of a $2.4 billion credit facility which is secured by certain equity interests. This tranche is junior to $1.9 billion of the credit facility, bears interest at LIBOR plus 5.25%, and matures in February 2008 with two one-year extensions; and (ii) $75,000,000 of $400,000,000 of unsecured notes which are subordinate to the $2.4 billion credit facility and senior to over $700,000,000 of equity contributed to finance the acquisition. These notes mature in February 2015, provide for a 1.5% placement fee, and bear interest at 10% for the first five years and 11% for years six through ten.

On February 4, 2005, the Company acquired from JER Investors Trust a $17,000,000 participation in a $34,000,000 mezzanine loan secured by Roney Palace Phase II, in Miami Beach, Florida, a 593-room hotel to be converted to residential condominiums. The loan, which is subordinate to $141,000,000 of other debt, bears interest at LIBOR plus 9.53%, until 25% of the loan is repaid and LIBOR plus 7.48% thereafter until maturity in October 2006. The loan has a one-year extension option.

MARKET PRICE OF VORNADO COMMON STOCK AND RELATED INFORMATION

Vornado's common shares are traded on the New York Stock Exchange under the symbol "VNO."

Quarterly closing price ranges of the common shares and dividends paid per share for the years ended December 31, 2004 and 2003 were as follows:

Year Ended December 31,

	2004			2003		
Quarter	High	Low	Dividends	High	Low	Dividends
1st	$60.48	$53.16	$.87[1]	$38.35	$33.30	$.68
2nd	60.87	48.09	.71	45.15	36.17	.68
3rd	65.30	57.06	.71	48.25	43.37	.68
4th	76.40	64.05	.76	55.84	48.05	.87[1]

(1) Comprised of a regular quarterly dividend of $.71 per share and a special capital gain cash dividend of $.16 per share.

On February 1, 2005, there were 1,626 holders of record of the Company's common shares.

Recent Sales of Unregistered Securities

During 2003 and 2002 the Company issued 737,212 and 176,848 common shares, respectively, upon the redemption of Class A units of the Operating Partnership held by persons who received units in private placements in earlier periods in exchange for their interests in limited partnerships that owned real estate. The common shares were issued without registration under the Securities Act of 1933 in reliance on Section 4(2) of that Act.

VORNADO CORPORATE INFORMATION

Officers

STEVEN ROTH
Chairman of the Board and Chief Executive Officer

MICHAEL D. FASCITELLI
President

MELVYN H. BLUM
Executive Vice President—Development

GEORGE A. SCHNUG
Acting Chief Executive Officer of AmeriCold Realty Trust (Temperature Controlled Logistics)

MICHELLE FELMAN
Executive Vice President—Acquisitions

DAVID R. GREENBAUM
President of the New York Office Division

CHRISTOPHER KENNEDY
President of the Merchandise Mart Division

JOSEPH MACNOW
Executive Vice President—Finance and Administration and Chief Financial Officer

SANDEEP MATHRANI
Executive Vice President—Retail Real Estate Division

MITCHELL N. SCHEAR
President of Charles E. Smith Commercial Realty, a division of Vornado Realty Trust

WENDY SILVERSTEIN
Executive Vice President—Capital Markets

Design: Loren Associates, New York

Company Data

EXECUTIVE OFFICES
888 Seventh Avenue
New York, New York 10019

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
Parsippany, New Jersey

GENERAL COUNSEL
Sullivan & Cromwell LLP
New York, New York

TRANSFER AGENT AND REGISTRAR
Wachovia Bank, N.A.
Charlotte, North Carolina

MANAGEMENT CERTIFICATIONS
The Company's Chief Executive Officer and Chief Financial Officer provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002 and these certifications are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004. In addition, as required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, on June 7, 2004, the Company's Chief Executive Officer submitted to the NYSE the annual CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards.

REPORT ON FORM 10-K
Shareholders may obtain a copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission free of charge (except for exhibits), by writing to the Secretary, Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019; or, visit the Company's website at www.vno.com and refer to the Company's SEC Filings.

ANNUAL MEETING
The annual meeting of shareholders of Vornado Realty Trust, will be held at 12:30PM on Wednesday, May 18, 2005 at the Marriott Hotel, Interstate 80 and the Garden State Parkway, Saddle Brook, New Jersey 07663.

VORNADO
REALTY TRUST